Economic and Financial Document

2020

Section I
Stability Programme

MINISTERO DELL'ECONOMIA E DELLE FINANZE

Economic and Financial Document

2020

Section I

Stability Programme

Submitted by Prime Minister

Giuseppe Conte

and Minister of the Economy and Finance

Roberto Gualtieri

MINISTERO DELL'ECONOMIA E DELLE FINANZE

Adopted by the Cabinet on 24 April 2020

INTRODUCTION
The epidemic caused by the new Coronavirus (covid-19) has changed in a sudden and dramatic way the life of the Italians and the economic prospects of the country. Italy has been invested before other European nations and has paved the way both in terms of measures to control the epidemic and social distancing, as well as in the expansion of the receptive capacity of hospitals and the implementation of economic support measures. The latter became increasingly necessary as a result of the closure of several activities in manufacturing and commerce, catering and housing, entertainment and personal services.
In recent weeks, measures to control the epidemic have resulted in a gradual reduction in the number of new reported cases of infection and ICU admissions. However, the daily fee paid in terms of human lives is still high and the flattening of the infection curve is not fully achieved. As a result, social distance measures and production closures were extended until early May and it is expected that the subsequent reopening of productive activities will proceed gradually.
From all this it follows that the collapse of economic activity that has occurred mainly since 11 March onwards is not only unprecedented, but will not be fully recovered in the short term. The added value will therefore remain below the start of the year for many months, while recovering from the April minimum. This is also because the precautionary and social distance measures will also remain in force in Italy’s trading partner countries, slowing down the recovery of our exports of goods and services.
In view of the fall in production and consumption already recorded and these difficult short-term prospects, the official GDP forecast for 2020, which dates back to last September Update to the Stability Programme, has been lowered from an increase of 0.6 percent to a contraction of 8 percent. This new forecast predicts a fall in GDP of more than 15 percent in the first half of the year and a subsequent rebound in the second half of the year.
The expected recovery of GDP in 2021 is 4.7 percent, a prudential assessment that takes into account the risk that the pandemic crisis will not be exceeded until the beginning of next year. As required by the guidelines agreed at European level, this document also presents a risk scenario, in which the development and duration of the epidemic would be more unfavourable, causing a greater fall in GDP in 2020 (10.6 percent) and a weaker recovery in 2021 (2.3 percent) and a further burden on public finances.
Faced with this difficult situation, the Government has adopted a series of measures to limit the economic and social consequences of the closure of productive activities and the collapse of domestic and world demand. The approach focused primarily on strengthening the health system and civil

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protection, as well as on suspension of tax payments and contributions in areas of the country subject to total closures. With the Decree Cura Italia, a first intervention amounting to EUR 20 billion euros (1.2 percent of GDP) in terms of the impact on net borrowing of the general government and about EUR 25 billion of new budget appropriations was put into action.
The Cura Italia intervened along four main lines: i) a further increase in the resources available to the health system to ensure assistance to people affected by the disease and to prevent, mitigate and contain the epidemic; ii) measures to protect incomes and employment by extending existing social safety nets, such as the Ordinary Supplementary Income Scheme, the Wage  Integration Fund and the  Extended Supplementary Income Scheme (Cassa Integrazione Guadagni in deroga), to all companies forced to restrict or stop their activity due to Coronavirus and suspend layoffs for economic reasons for the duration of the emergency period; iii) support for the liquidity of businesses and households, deferring tax deadlines for tax and contribution charges and introducing the obligation to maintain banks’ credit lines in favour of small and medium-sized enterprises (SMEs), as well as strengthening the Central Guarantee Fund for SMEs and providing public guarantees on exposures taken up by the Cassa Depositi e Prestiti in favour of banks providing financing to emergency-affected companies; iv) sectoral aid for the most damaged sectors, such as tourism, hotel and transport, restaurants and bars, culture (cinema, theatres), sport and education.
Overall, by adding the moratorium on credit and new guarantees, the Decree Cura Italia protects or guarantees an estimated credit volume of EUR 350 billion. However, the need to further strengthen credit to the economy was immediately felt, and this led to the definition, at the beginning of April, of the Liquidity Decree. The latter provided, in particular, the allocation of State guarantees to SACE Simest of the Cassa Depositi e Prestiti group for a total of 400 billion, half of which is dedicated to corporate credit and the remainder to export credit, and a further strengthening of the Central Guarantee Fund also with the introduction of a 100 percent guarantee for loans up to EUR 25,000. The Liquidity Decree also contains measures to speed up payments from the Public Administration to its suppliers and the extension of golden power, i.e. the instrument that allows the State to authorise prior corporate operations in companies operating in sectors strategic for the country, such as credit, insurance, water and energy, in order to block hostile climbs.
Following these interventions, given the prolongation of the closure of many productive activities and the need to preserve the sectors of the economy that will probably continue to be subject to operational constraints, the preparation of two new measures which the Government is about to submit to Parliament has been undertaken. The first is a decree containing further measures to support workers and businesses to increase their resilience and to prepare the recovery phase in the best possible way. The second will be devoted to a drastic simplification of administrative procedures in certain areas crucial to the relaunch of public and private investment (mainly procurement, construction, trade, controls).
The next decree will resume all the interventions of Cura Italia, strengthening and prolonging them over time in order to meet the needs of the

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next phase of gradual reopening of the economy. In particular, in addition to measures to support work, inclusion and income, and those for health, safety and territorial authorities, there will be significant measures for the liquidity and capitalisation of enterprises, to support the productive sectors most affected by the emergency, investment and innovation.
The size of the next decree is very significant, having been numbered in EUR 55 billion in terms of increased net borrowing over this year and EUR 5 billion in 2021, net of the higher interests on public debt. Intervention in 2020 is equivalent to 3.3 percent of GDP, which, combined with the impact of the Cura Italia, brings the overall economic support package to 4.5 percent of GDP, plus guarantees for around 40 percent of GDP. On the net balance to be financed of the State budget, in terms of accrual and cash, the effects of the decree amount to EUR 155 billion in 2020 and EUR 25 billion in 2021, to which, for 2020, are added the EUR 25 billion of the Decree Cura Italia.
The strong increase in indirect taxation provided for in the current legislation at the beginning of 2021 would run counter to the stage of difficulty that the country is going through. The Government has therefore decided to include in the new decree the repeal of VAT and excise duties increases foreseen since 2021. At a stage that we hope will be a recovery and with the desire to undertake and innovate again, the fiscal stance will have to remain expansive, even within the limits of prudent management of public finances.
In this respect, it should be stressed that once the effects of the decree being prepared and the benefit of EUR 80 per month (which will become EUR 100 with the cut of the tax wedge on labour already legislated) have been included, the tax burden will fall from 41.9 percent in 2019, to 41.8 percent in 2020 and 41.4 percent in 2021.
Overall, the decree will impact the 2021 deficit at 1.4 percent of GDP. It is on these numbers, and on the basis of the new macroeconomic forecasts, that the Government accompanies this document with a Report to the Parliament in which, pursuant to Law no. 243/2012, it requires raising public finance objectives.
The preparation of economic and financial forecasts is particularly difficult at a time of such high uncertainty and policy initiatives at national, the European Union and multilateral organisations level are taking place. Also on the basis of the indications provided by the European Commission, this edition of the Economy and Financial Document (DEF) is more streamlined and essential than usual. The forecasts presented in the Stability Programme only cover the two-year period 2020-2021, instead of going until 2023.
In addition, consistent with the orientation expressed also by other European countries and in the light of the revised guidelines of the European Commission, it was decided to postpone the presentation of the National Reform Programme and the main annexes to the DEF. This decision does not reflect reticence, but rather awareness on the part of the Government of the importance of this strategic document and respect for the institutions to which it is addressed, the Parliament and the authorities of the European Union.

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Indeed, responses to the immediate problems of citizens and businesses and the definition of the phases of reopening the economy are the most urgent tasks to be fulfilled. Once these steps have been taken, and with a better visibility on the development of the pandemic, policies for relaunching growth, innovation, sustainability, social inclusion and territorial cohesion in the new Coronavirus scenario can be fully outlined.
The preparation phase of the DEF and the next decree was accompanied by an intense interlocution within the European Union on the response to the pandemic crisis. Italy has consistently and firmly supported the idea that a shock of unusual magnitude and symmetrical nature such as the current pandemic should be addressed with the highest degree of coordination and solidarity. This also applies to the financing of the costs of economic support measures adopted by the Member States.
Thanks to the spirit of cooperation that has characterised all parties, although with the well-known initial differences of view, a range of European responses to the crisis is emerging today. They include the future fund to finance social safety nets, called SURE, which may reach up to EUR 100 billion; the extension of the resources of the European Investment Bank (EIB) to guarantee up to EUR 200 billion new loans at EU level; the new line of credit (Pandemic Crisis Support) of the European Stability Mechanism (ESM), which can reach up to 2 percent of the GDP of the countries that wish to request it; and finally, the building of the Fund for Recovery, which in the intention of the Italian Government will have to be the most important and decisive instrument for the revival of the economy and the future development of the Union in the post-crisis years.
Taking into account the extraordinary size of the European Central Bank's quantitative easing of securities with creation of monetary base, the revision of the State aid rules and the suspension of the usual requirements of the Stability and Growth Pact, the response of the Union and the Euro area has gained considerable proportions and represents an important protection for our country.
However, it would be irresponsible to neglect the public finance aspects of the current crisis. The budgetary scenario  of this document shows that, including the effects of the forthcoming measures, the general government net borrowing will rise to 10.4 percent of GDP this year, while public debt will reach the highest level in Republican history, 155.7 percent of GDP. According to the new forecast, the deficit will fall to 5.7 percent of GDP in 2021 and the debt ratio will fall to 152.7 percent. These are very high levels, which will require a multi-annual consolidation effort within a strategy of fair and sustainable social and environmental development.
It is clear that after a shock such as that experienced this year and that we hope will not continue in 2021, the economy will need a reasonable period of recovery during which restrictive fiscal policy measures would be counterproductive. However, it is not too early to draw up a strategy for returning from high public debt. This strategy will have to be based not only on a primary surplus budget but also on much higher economic growth than in the past, which will require a revival of public and private investment focused on

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innovation and sustainability as part of a comprehensive growth support strategy and far-reaching reforms.
Tackling tax evasion and environmental taxation, together with a reform of the tax system based on simplification and fairness and a review and re-prioritisation of public expenditure, will be the pillars of the strategy to improve budget balances and reduce the debt ratio over the next decade. The greater the credibility of the strategy to relaunch potential growth and structural improvement of the budget, the lower the level of government bond yields and the overall effort that the country will have to support over the years.
The sacrifices that the Italians are supporting are very high, the human losses are very painful, the public finance efforts are unprecedented. There will certainly be better times and Italy will have to take full advantage of the opportunities of world recovery with all the maturity, cohesion, generosity and inventiveness that it has shown in these difficult weeks.

Roberto Gualtieri
Minister for Economy and Finance

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INDEX
I. OVERALL FRAMEWORK AND BUDGETARY POLICY
I.1 Evolution of the pandemic and measures adopted
I.2 Recent trends of the Italian economy and macroeconomic prospects in 2020-2021
I.3 Public finance forecasts: trend scenario
I.4 Urgent recovery measure and public finance scenario with new policies
I.5 Relaunch of the economy, sustainability of public debt and debt return path
II. MACROECONOMIC FRAMEWORK
II.1 The international economy
II.2 Italian economy: recent trends
II.3 Italian economy: prospects
III. NET BORROWING AND PUBLIC DEBT
III.1 Net borrowing: final data and trend forecasts
III.2 Results and objectives for the structural balance and expenditure rule
III.3 Financial impact of the reforms adopted since April 2019
III.4 Trend of debt-GDP-ratio
III.5 The debt rule and other relevant factors
IV. ACTIONS TAKEN AND TRENDS FOR THE FUTURE YEARS
IV.1 Measures adopted in 2019
IV.2 The public finance manoeuvre: the effects on balances
IV.3 The public finance manoeuvre: the main measures
IV.4 Initial measures adopted in 2020: cutting the tax wedge on employees
IV.5 Interventions to counter the covid-19 emergency
V. INSTITUTIONAL ASPECTS OF PUBLIC FINANCE
V.1 The balanced budget rule for local governments
V.2 Health pact and ceilings to pharmaceutical expenditure

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TABLE INDEX
Table I.1	Synthetic trend macroeconomic scenario
Table I.2	Public finance indicators
Table II.1	Basic assumptions
Table II.2a	Macroeconomic prospects
Table II.2b	Prices
Table II.2c	Labour market developments
Table II.2d	Sectoral accounts
Table III.1	General government budgetary prospects
Table III.2	Cash balances
Table III.3	No-policy change scenario
Table III.4	Expenditure to be excluded from the expenditure rule
Table III.5	Impact on the net borrowing of the reforms adopted
Table III.6	General government debt
Table IV.1	Cumulative effects of the latest measures implemented in 2019 on general government net borrowing
Table IV.2	Cumulative effects of the latest measures implemented in 2019 on general government net borrowing
Table IV.3	Cumulative effects of the latest measures implemented in 2019 on general government net borrowing by subsector
Table IV.4	Effects of Decree-Law No. 162/2019 on general government net borrowing
Table IV.5	Effects of the public finance manoeuvre
Table IV.6	Effects of the public finance manoeuvre on general government net borrowing
Table IV.7	Effects of the public finance manoeuvre on general government net borrowing by subsector
Table IV.8	Effects of the public finance manoeuvre on general government net borrowing
Table IV.9	Effects of Decree-Law No. 3/2020 on general government net borrowing
Table IV.10	Effects of the main measures for the covid-19 emergency on general government net borrowing
Table IV.11	Effects of Decree-Law No. 18/2020 on general government net borrowing
Table IV.12	Effects of Decree-Law No. 23/2020 on general government net borrowing

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INDEX
INDEX OF FIGURES
Figure I.1	Recorded cases of Coronavirus infections
Figure I.2	Coronavirus patients in Intensive Care Units (ICU)
Figure I.3	Gross domestic product
Figure I.4	Confidence climate of Italian businesses
Figure I.5	Deficit and public debt as a ratio to GDP
Figure II.1	Growth rates of world GDP and major countries
Figure II.2	Composite and global purchase managers’ index by country
Figure II.3	Price of Brent and Futures
Figure II.4	Loans to residents
Figure III.1	Gross fixed capital formation of the general government
Figure III.2	Trend of the debt-to-GDP ratio
Figure V.1	Contributions to the real growth of general government gross fixed investments (data at 2015 prices), net borrowing and debt of local government
INDEX OF BOX
Chapter I	The initiatives of the Italian Government in response to the covid-19 health emergency
European Union initiatives to cope with the covid-19 health emergency

Chapter II	World trade, China-US trade disputes and European trade policy
Slack in the Italian labour market
Credit to the private sector: recent developments in Italy
Forecast errors for 2019 and revision of estimates for 2020 and following years
A risk (or sensitivity) analysis on the exogenous variables

Chapter III	Analysis of VAT revenues in 2019
Expenditure sustained for exceptional events in 2019
Flexibility in the Stability and Growth Pact to counter the covid-19  emergency
Flexibility for 2020
Provisional estimates of compliance with fiscal rules
Guarantees granted by the State
Provisional estimates of compliance with the debt rule

Chapter IV	Measures to fight tax evasion

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I.	OVERALL FRAMEWORK AND BUDGETARY POLICY
I.1	EVOLUTION OF THE PANDEMIC AND MEASURES ADOPTED
The epidemic caused by the new Coronavirus (covid-19) first hit China and then spread on a global scale, affecting Italy more and more severely in the second half of February. On 12 March, the World Health Organisation (WHO) declared a pandemic state. The extreme perniciousness of the virus and the high rate of fatality in particular among the elderly already subjected to other diseases have required the adoption by the Italian authorities of health and public order policies gradually more restrictive. From an initial intervention to control outbreaks located in municipalities of Lombardy and Veneto, it has gradually shifted to restrictions on the movement of persons and on productive activities at the level of the whole national territory.
In the face of these dramatic events, in March economic activity, which at the beginning of the year had resumed after the setback of the fourth quarter, suffered an unprecedented fall in the history of the post-war period. As the precautionary measures will have to remain in force for a reasonable period and, in the meantime, the pandemic has invested Italy’s main trading partner countries, the economy will be heavily impacted for several months and will probably have to operate in a socially distanced system and strict security protocols for some quarters.

FIGURE I.1: RECORDED CASES OF CORONAVIRUS INFECTIONS

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From all this it derives a marked revision of the macroeconomic scenario in comparison to what was emerging and to that published in September in the Update of the Economic and Financial Document (NADEF). The macroeconomic forecast in this document is built on the assumption that measures to close non-essential production and social distance will be mitigated from May, allowing a gradual recovery from the third quarter of this year and the economic impact of the epidemic will only be completely exhausted in the first quarter of 2021. However, it is also considered an alternative scenario in which the recovery would suffer a setback in the autumn and would not entrench until the second quarter of next year.
As required by the updated Guidelines of the European Commission for the Stability Programmes 20201, this paragraph summarises the economic support measures adopted by the Government in coordination with the strategy to combat the epidemic.
First of all, although some cases of covid-19 infection have been previously reported in other European countries, Italy was the first Member State of the European Union to undergo a rapid spread of Coronavirus at the end of February. The initial interventions were therefore decided with the Chinese case as the sole reference. On the basis of the recommendations of the health authorities and the national scientific advisers, the Government and the regional and local administrations consistently followed an approach of total closure of the municipalities where the first outbreaks of infection had occurred and, in the next phase, of control of the epidemic at regional and then national level.

FIGURE I.2: CORONAVIRUS PATIENTS IN INTENSIVE CARE UNITS (ICU)

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1 European Commission, Guidelines for a streamlined format of the Stability and Convergence Programmes in light of the covid-19 outbreak, Brussels, 6 April 2020.

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The primary objective of the strategy followed by Italy was to minimise human losses and the number of hospital admissions, particularly in intensive care units. At the same time, the capacity of the hospital system has been greatly increased, to the point that in mid-April the number of beds for intensive therapy was increased by two thirds compared to the end of February.
The main measures to combat the epidemic adopted by the government are summarised in the Focus below. With regard to measures in the economic and social sphere, at the end of February the Council of Ministers approved a Decree-Law2 containing the first measures to support families, employees and the self-employed, and the strengthening of social safety nets, with limited effects in the areas affected by the outbreaks of the new disease.

FOCUS

The initiatives of the Italian Government in response to the covid-19 health emergency
31 January – 1 February. The Italian Government declares the state of emergency for six months, until 31 July 2020 and allocates the first funds for urgent interventions. The airport controls are activated for citizens from China, through direct flights and intermediate stops, with the use of thermo-scanners and measures for the detection and quarantine of possible cases. Set up a task force at the Ministry of Health to coordinate control actions and compliance with WHO recommendations.  Flights to and from China were suspended.
3-4 February. The Civil Protection assumes the coordination of the operational addresses related to the emergency: relief and assistance to the population, strengthening of airport and port controls, return of people present in countries at risk and repatriation of foreign citizens to their countries of origin. The Civil Protection also establishes a Technical-Scientific Advisory Committee to the Head of Department. Passenger checks are extended to all arrivals at Fiumicino Airport.
February 23. Approved a decree law[3] on urgent measures to control infection in certain municipalities in Lombardy and Veneto affected by the outbreaks: prohibition of moving away from the municipality or area concerned, suspension of events or initiatives of any kind and any form of meeting in a public or private place, closure of all commercial activities, excluding shops for the purchase of essential goods.
March 1. Signed a Prime Minister Decree, which provides for the closure of the ‘red zone’; minor containment measures extended to the whole of the national territory.
March 2. Approved a decree law[4] on the first emergency support measures for families, workers and businesses related to the health emergency.
March 4. Teaching activities in schools and universities were suspended throughout Italy until March 15.
March 8. Signed a Prime Minister Decree implementing the measures to contain the infection (prohibition of travel in and out, cancellation of public events, limitation of opening hours of bars and restaurants, extension of the closure of schools, etc.) in relation to a single area including the Lombardy Region and other fourteen provinces of Veneto, Emilia Romagna, Piedmont and Marche.
March 9. With the new Prime Minister Decree the measures to contain the epidemic are extended to the whole national territory and it is forbidden any form of gathering in public places or open to the public. A new decree law[5] introduces provisions for the enhancement of the national health system, through recruitment and purchase of medical devices.

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2 D.L. No. 9 of 2 March 2020.
3 D.L. No. 6 of 23 February 2020.
4 D.L. No. 9 of 2 March 2020.
5 D.L. No. 14 of 9 March 2020.

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March 11. A Prime Minister Decree provides for the closure of all retail businesses, with the exception of foodstuffs and basic needs, pharmacies and parapharmacies.
March 17. Approved the decree law Cura Italia[6] on new measures in support of families, workers and businesses to counter the effects of the covid-19 emergency on the economy and additional resources for the financing of the health system.
March 19. Created a task force of doctors from all parts of Italy to operate in the territories with greater health criticalities.
March 20. Further restrictions, such as the closure of parks, villas and public gardens.[7] It is prohibited to move to a municipality other than its own,[8] unless proven working requirements, absolute urgency or for health reasons.
March 22. A further Prime Minister Decree closes non-essential or strategic production activities until April 3, 2020, with the exception of food, pharmacies, basic needs and essential services. The effectiveness of the previous Prime Minister Decrees and ordinances, already fixed until 25 March, is extended to 3 April.
March 25. Approved a decree law[9] containing measures restricting personal freedoms that can be adopted for periods of not more than 30 days in a repeated manner until the end of the state of emergency. The application of the measures may be modulated according to epidemiological trends, according to the criterion of proportionality to the actual risk. It is allowed to enterprises, that by the effect of the decree will have to suspend own activity, to complete the activities necessary to the suspension, shipment of the goods in stock, until the date of 28 March 2020. The Decree of the Minister for Industry and Economic Development publishes a list of sectors authorised to remain in business.
March 28. With new Prime Minister Decree, the disbursement of EUR 4.3 billion is anticipated to the municipal solidarity fund. An ordinance of the Civil Protection has been signed that makes available another EUR 400 million to be allocated to urgent measures of food solidarity. The aim is to counter the increase in food poverty for sections of the population not protected by social safety nets and other income support.
April 1. Extension of the restrictive measures until 13 April 2020.
April 8. Approved two decrees law. The first contains urgent measures for the end of the school year and the conduct of the State examinations, taking into account the possible continuation of the period of suspension of frontal teaching activity beyond 18 May 2020.[10] The decree also lays down the organizational principles for the start of the school year 2020-2021. The second decree is the so-called ‘Liquidity’,[11] which ensures a credit provision to the economy of EUR 400 billion, which adds to the 350 subject to moratorium or guaranteed by the decree Cura Italia, and provides for new suspensions of tax obligations.
April 10. The Prime Minister signs a new decree extending until 3 May the restrictive measures in force for the containment of the covid-19 emergency. However, starting on 14 April, stationery, bookshops and clothing stores for children and babies are allowed to be opened, and forestry and the wood industry are included among the production activities allowed. The President of the Council also appoints a working group composed of experts in economic and social matters, with the task of drawing up, in consultation with the Scientific and Technical Committee, the necessary measures for a gradual resumption of social, economic and productive activities, including through new organisational and relational models.

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6 D.L. No. 18 of 17 March 2020.
7 Ordinance of the Minister of Health 20 March 2020.
8 Ordinance of the Minister of Health of 22 March 2020.
9 D.L. No. 19 of 25 March 2020.
10 D.L. No. 22 of 8 April 2020.
11 D.L. No. 23 of 8 April 2020.

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In the following days, in view of the likely economic consequences of public health and order measures that had been introduced since March, the Government decided to develop a comprehensive package of economic support measures. Since the intervention would have led to an increase in the general government net borrowing in 2020, in accordance with the law implementing the budget balancing principle,12 a Report was submitted to Parliament to request the authorisation for a temporary deviation from the planned public finance path in the Update to the Stability Programme, amounting to approximately EUR 6.3 billion (approximately 0.3 percentage points of GDP) in terms of the impact on net borrowing. With the subsequent Report to Parliament, in view of the evolving crisis, the request for temporary budgetary deviation was extended to EUR 20 billion in terms of net borrowing (approximately 1.2 percentage points of GDP).13
The Decree Cura Italia
On the basis of Parliament’s authorisation, Decree No. 18 of 17 March, so-called Cura Italia, provides an organic set of fiscal and economic policy measures aimed at ensuring the necessary economic support to citizens and businesses throughout the country. The scope of the measures increased considerably during the preparation phase of the act, partly because in the meantime there was a lockdown of all non-essential production activities. The public finance impacts of the Decree Cura Italia are described in detail in Chapter IV of this document.
The Cura Italia acts along four main lines of intervention.
Firstly, the resources available to the healthcare system are strengthened to ensure staff, tools and means necessary to assist people affected by the disease and to prevent, mitigate and contain the epidemic.
Secondly, measures are being introduced to protect incomes and employment in order to avoid increasing inequalities and unemployment. Existing social safety nets, such as the Ordinary Supplementary Income Scheme,14 the Wage Integration Fund and the Extended Supplementary Income Scheme (Cassa Integrazione Guadagni in deroga) are expanded to all companies forced to restrict or stop the activity due to Coronavirus, reducing in whole or in part the working hours of employees. In addition, the decree suspends firings for economic reasons for the duration of the emergency period.
The third line of action relates to support for corporates’ liquidity, which is endangered by the collapse in demand resulting from the lockdown of economic activity. Families are also safeguarded, who see their incomes reduced and their job opportunities reduced. The Government’s priority objective is to prevent the difficulties of the real economy from escalating due to a lack of liquidity and the interruption of credit provision. Firstly, there is a shift in tax deadlines relating to tax and contributory charges. Secondly, there is an obligation to maintain banks’ credit lines in order to respond promptly to the exceptional and urgent liquidity

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12 Art. 6, c. 5, of Law No. 243/2012.
13 Corresponding to EUR 25 billion in terms of net balance to be financed of the State budget.
14 It is introduced, in particular, a new causal called ‘covid-19 national’.

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need especially of small and medium-sized enterprises (SMEs).15 At the same time, the State grants banks the guarantee on one-third of the loans subject to the moratorium. The Central Guarantee Fund for SMEs, in its resources and operating methods, is also enhanced, and a public guarantee is granted on the exposures taken up by the Cassa Depositi e Prestiti in favour of banks and financial intermediaries that provide funding to companies affected by the emergency and operating in specific sectors.
The fourth line of intervention of the Decree Cura Italia concerns sectoral aid for the most damaged sectors, such as tourism-hotel, transport, catering and bar, culture (cinema, theatres), sport and education.
The Liquidity Decree
More recently, the Government has developed a second important measure, Decree Law No. 23, 8 April 2020, so-called Liquidity Decree, which strengthens the measures to support the liquidity of households and businesses. The decree ensures an injection of credit to the economy of EUR 400 billion, which are added to the 350 subject to moratorium or guaranteed by the Decree Cura Italia.
The Liquidity Decree provides for: i) a further postponement of tax obligations by workers and businesses; ii) the strengthening of the guarantees granted through SACE Simest of the Cassa Depositi e Prestiti group on loans from companies affected by the emergency, provided that the financing is earmarked for productive activities located in Italy; iii) faster payments of the Public Administrations to their suppliers; iv) the extension of golden power, i.e. the instrument that allows the State to authorise prior corporate operations in companies operating in sectors strategic for the country system, such as credit, insurance, water, energy, in order to block hostile climbs.
In the same Council of Ministers of 6 April, a decree law was approved containing urgent measures on the regular conclusion and orderly start of the school year and the conduct of the State examinations.
The Government strategy of supporting and revitalising the economy will continue to support the country system for as long as it takes, including in the context of European Union initiatives. The main lines of the new decree, which are currently being prepared, are set out in paragraph I.5. Both the decrees already issued and currently subject to parliamentary ratification and the new ones of the Government are linked to the decisions of the European Union set out in the following focus.

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15 Banks are obliged to: i) grant the suspension of instalments for mortgages and loans until 30 September; ii) keep available sums not yet used in credit openings; and (iii) do not revoke credit openings and advances granted.

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FOCUS
European Union initiatives to cope with the covid-19 health emergency
Medical aid. The Emergency Support Instrument (ESI) will be equipped with EUR 2.7 billion of the EU 2020 budget; EUR 300 million will be earmarked for the European Civil Protection Mechanism, RescEu, for a common reserve of medical equipment. This is to enable the European Commission (EC) to: directly purchase or supply equipment for the health emergency on behalf of the Member States (MS) and distribute medical equipment; b) financially assist and coordinate actions such as transport of medical equipment and patients in cross-border regions; c) support the setting up of field hospitals.

Coronavirus Response Investment Initiative (CRII). Initiative to support the health system and grant liquidity to SMEs, with particular reference to the most affected sectors such as transport, tourism and commerce, it provides for the eligibility of all expenditure against the epidemic since 1st February 2020 to the financing of the Structural Funds. The resources allocated to the instrument are allocated from cohesion policy funds. The EC foregoes the repayment of approximately EUR 8 billion, of which EUR 800 million for Italy, of unspent funds to be used to supplement EUR 29 billion of structural financing. The CRII Regulation provides for the possibility that the ERDF can also finance working capital in SMEs as a temporary response measure to the health crisis (e.g., investment in products and services).
Flexibility in the use of the Structural Funds (CRII+). This initiative enables the transfer of resources between the three cohesion policy funds and between the different categories of regions, as well as temporarily suspending the thematic concentration rule. For the period 2020-2021 the EU can co-finance 100 percent of the cohesion programmes for crisis-related measures.
Liquidity to firms. The EC Communication of 13 March provides for EUR 1 billion to be refocused from the European budget to guarantee the European Investment Fund (EIF), in order to encourage banks to provide access to finance for micro-enterprises, SMEs and small midcap, amounting to approximately EUR 8 billion.
European Aid Fund for the Most Deprived (FEAD). It is dedicated to supporting voluntary activities and can be used to provide food aid and basic material assistance also through electronic vouchers.
Flexibility in the application of the rules of the Stability and Growth Pact. Following a proposal from the EC, on 23 March ECOFIN authorised Member States to use more budgetary flexibility through the use of the General Escape clause (GEC) of the Stability and Growth Pact (SGP). The use of flexibility provided for in the preventive arm and the corrective arm of the SGP allows Member States to temporarily deviate from the adjustment path towards the medium-term objective and, to those under an excess deficits procedure, to review the path of the deficit-to-GDP ratio to below the 3 percent threshold. Fiscal stimulus measures of a temporary nature to support health and economic systems will therefore be accounted for the flexibility guaranteed by the activation of the GEC at European level.
Flexibility in the State aid framework. European State aid rules will exceptionally allow Member States to act quickly and effectively to support citizens and businesses, in particular SMEs, experiencing economic difficulties due to the covid-19 epidemic. The impact of the crisis is considered to be of such a nature and scope as to allow the use of Article 107(3)(b) TFEU (compatibility with the internal market of those aids related to important projects of common European interest or to serious disturbances in the economy of a MS, as well as aids to enterprises for damage caused by exceptional events). On 22 March, the EC approved aid amounting to EUR 50 million for Italy to support the production and supply of medical and personal protective devices.
Aid for agriculture and fisheries. At the request of the Italian authorities, the European Commission extended by one month the deadline for submitting applications by farmers entitled to income support under the Common Agricultural Policy (CAP). At the same time,

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the use of funds for agriculture and fisheries is made more flexible in case of temporary suspension or reduction of activities and production.
The European Union Solidarity Fund (EUSF). It was set to respond to major natural disasters, its scope has been extended to cover the main public health emergencies (health costs) for EUR 800 million during 2020.
The European Globalisation Adjustment Fund. The Fund, which provides support for job losses as a result of major trade changes linked to globalisation, can be mobilised to support redundant workers and the self-employed in the current pandemic context.
Resources to support research. As of 31 March, 18 research projects, diagnosis and treatments focused on coronaviruses involving different research groups in Europe are funded, with a budget of EUR 48.5 million from the Horizon 2020 Fund, the European Research and Development Program. In addition, EUR 90 million of public and private resources were activated for the Innovative Medicines Initiative (IMI) with the pharmaceutical industry and up to EUR 80 million for the development and production of a vaccine.
SURE (Support to mitigate Unemployment Risks in an Emergency). On 2 April 2020 the EC proposed the establishment of an instrument to mitigate the risk of unemployment, called SURE. Through the issuance of bonds on behalf of the EU, SURE will make it possible to provide loans on favourable terms, for a total amount of around EUR 100 billion, to Member States which, as a result of the pandemic, need to finance the increased burdens associated with the establishment and extension of schemes to reduce working hours for employees, as well as similar measures for self-employed workers. The issuance will be supported by guarantees provided by the Member States in relation to their weight on EU GDP, for a total amount of EUR 25 billion.
Initiatives of the European Investment Bank (EIB). The EIB Group has launched a programme to support the real economy by unlocking up to EUR 40 billion in loans to SMEs and mid-caps in the form of overdraft facilities in bank accounts, credit lines, bridging loans and business loans for operational needs. An additional EUR 5 billion funding is planned to be made available for investments in the health sector, emergency infrastructure and development of treatments and vaccines. In addition, the creation of a EUR 25 billion covid-19 European Guarantee Fund was approved to support European businesses with up to EUR 200 billion, focusing on SMEs. The Guarantee Fund will be set up using the Partnership Platform for Funds (PPF), and will be formally established as soon as a group of Member States representing at least 60 percent of the EIB’s capital will have made the necessary commitments in terms of guarantees.

I.2	RECENT TRENDS OF THE ITALIAN ECONOMY AND MACROECONOMIC PROSPECTS IN 2020-2021
According to ISTAT’s preliminary estimates, gross domestic product (GDP) grew by 1.2 percent in nominal terms and by 0.3 percent in real terms in 2019, with a deceleration from the growth rates recorded in 2018, 1.7 percent and 0.8 percent respectively. The real growth profile showed a gradual weakening during 2019, becoming negative in the fourth quarter, with a downturn of 0.3 percent quarter-on-quarter. The estimated fall in GDP is mainly due to a reduction in production indices in industry and construction, probably accentuated by calendar effects.
Economic data improved sharply in January, with a strong rebound in industrial production and exports. Although there was a modest decline in

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February, industrial production in the first two months of the year increased by 1.2 percent compared with the fourth quarter of 2019. Given the positive development of construction and the positive trend in the confidence of enterprises in services and trade, the Italian economy seemed to be beginning to moderately recover. Although the growth forecasts of the major institutions for 2020 were close to zero, the data available today suggest that the average annual growth of real GDP would have been close to the 0.6 percent expected in the Update to the Stability Programme.

FIGURE I.3: GROSS DOMESTIC PRODUCT

Source: ISTAT.

The sudden increase in covid-19 infections around 20 February has drastically changed the macroeconomic picture. The consequences of the epidemic are already partially visible in the economic data for February, on the one hand with the decline in industrial production and exports to China, on the other hand with an increase in retail sales, especially food. However, since the week of 9 March, measures to contain and control the epidemic have increasingly affected economic activity, due to the closure of non-essential businesses and many establishments, as well as social distance measures. Data on electricity generation and consumption, transport and electronic invoicing show an unprecedented decline in economic activity. The Confindustria estimates that industrial production fell by 16.6 percent in March compared to the previous month.
In order to better grasp the evolution of economic and health measures, the forecast scenario of this document has been built on the basis of a monthly GDP path. In the planned path, the month of March would record the strongest economic downturn, followed by a further contraction in April taking into account the decision to maintain the measures to combat the epidemic adopted in the second half of March. This would be followed by a partial recovery of GDP in May and June, as a result of the gradual relaxation of the control measures currently in force. The decline in GDP on a quarterly basis would be 5.5 percent in the first quarter and 10.5 percent in the second quarter. These very strong falls would be

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followed by a rebound of 9.6 percent in the third quarter and 3.8 percent in the fourth quarter, which would, however, leave GDP in the last quarter to a level below 3.7 percent compared to the same period of 2019.

FIGURE I.4: CONFIDENCE CLIMATE OF ITALIAN BUSINESSES

Source: ISTAT.

The epidemiological hypothesis underlying the forecast is that the gradual decline in the number of new infections detected at the end of April is such that at the beginning of May some production activities that are currently not authorised can be resumed. Other restrictions would subsequently be alleviated, including by calibrating social distance measures based on the vulnerability of the different population components. It is also assumed that the availability of personal protective equipment (PPE) is significantly improved in the coming months and that safety protocols will be defined to ensure the operation of most economic sectors.
On average for the year, real GDP in the trend scenario would contract by 8.1 percentage points on the basis of quarterly accounting data and 8.0 percent in raw terms. This is because 2020 has a number of working days above the average.
The unprecedented contraction in GDP would be explained for about a third by the fall in international trade in goods and services and for the remainder by social distance policies and changes in consumer behaviour at national level. Household consumption would fall slightly below GDP, while the fall in investment would be much more pronounced. Imports would fall more than exports, resulting in a net contribution of foreign trade to positive growth.
Measures to support income and employment already implemented at the closing date of the forecast are included in the current legislation scenario. Assessments made with the quarterly macroeconomic model ITEM indicate that

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the decree Cura Italia had a positive impact on growth of almost 0.5 percentage points.16 However, it should be stressed that this estimate does not include the fall in GDP that would have occurred in the absence of some difficult measures, such as the moratorium on loans and the constraint on banks to maintain credit lines for SMEs. The importance of the decree for the economy is therefore reasonably higher than estimated as a model.
GDP growth would return to positive territory in 2021, an increase of 4.7 percent. In line with the assessments of health experts, the forecast for 2021 assumes that a large-scale vaccine against covid-19 will be available from the first quarter of 2021 and that this will result in a further recovery in economic activity. On the other hand, current legislation provides for a substantial increase in VAT and excise duties on fuels17 in January 2021. This tightening of rates would lead to lower real GDP growth compared to a tax invariance scenario of at least 0.4 percentage points in 2021 according to the usual estimates of the ITEM model.

TABLE I.1: SYNTHETIC TREND MACROECONOMIC SCENARIO (1) (percentage changes, unless otherwise indicated)
	2019	2020	2021
GDP	0.3	-8.0	4.7
GDP deflator	0.9	1.0	1.4
Deflator consumption	0.5	-0.2	1.7
Nominal GDP	1.2	-7.1	6.1
Employment (FTEs) (2)	0.3	-6.5	3.4
Employment (CLFS) (3)	0.6	-2.1	1.0
Unemployment rate	10.0	11.6	11.0
Current account balance (balance as % of GDP)	3.0	3.0	3.7
(1) Any inaccuracies result from rounding.
(2) Employment expressed in terms of Full-time equivalent units.
(3) Number of employees based on the sample survey of the Continuous Labour Force Survey (CLFS).

It should be noted that it implies that real GDP in the fourth quarter of 2021 will still be 3.2 percentage points below the fourth quarter of 2019 and almost six percentage points lower than the quarterly forecast in the Update to the Stability Programme. Although it can be assumed that in the following years GDP will recover further than its potential growth path, the forecast therefore suffers prudently low cyclical growth in the course of 2021 and a persistent loss of GDP, as already occurred following the deep recessions of 2008-2009 and 2012-2013.

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16 This assessment is in line with that given in: Parliamentary Budget Office, Memory of the President of the PBO on Senate Act 1766 for the conversion of DL 17 March 2020, No. 18; March 26, 2020.
17 According to the Budget Law for 2020 and DL 124/2019, in January 2021 the ordinary rate of VAT will increase from 22 percent to 25 percent, while the reduced rate will increase from 10 percent to 12 percent. There will also be an increase in excise duties on fuel. In January 2022, the ordinary rate will increase further, to 26.5 percent, and excise duties will be further adjusted. The additional revenue would be 1.1 percent of GDP in 2021 and a further 0.3 percent in 2022.

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I.3	PUBLIC FINANCE FORECASTS: TREND SCENARIO
The provisional estimates notified by ISTAT to Eurostat at the end of March set general government net borrowing in 2019 at 1.6 percent of GDP, the lowest ratio in the last twelve years, with an improvement of about 0.6 percentage points from 2.2 percent in 2018. The deficit estimate is much better than the 2019 policy-scenario objective originally set at 2.0 percent of GDP, and then revised to 2.4 percent in the DEF 2019 and 2.2 percent in its Update. Compared to the latter estimate, the result is almost entirely attributable to tax revenues, which were more than EUR 10 billion higher than forecasts made in September.
In 2019, the primary surplus rose to 1.7 percent of GDP, with an annual improvement of around 0.3 percentage points compared to 2018. Interest expenditure fell to 3.4 percent of GDP, from 3.7 percent in the previous year.

FIGURE I.5: DEFICIT AND PUBLIC DEBT AS A RATIO TO GDP (%)

Source: ISTAT.

In the Update to the Stability Programme 2019, the policy objective of net borrowing for this year was set at 2.2 percent of GDP. In the light of the subsequent improvement in public accounts for 2019 and the good performance of revenues in January and February, it can be estimated that if the economy had not been affected by the covid-19 pandemic the net borrowing in 2020 would have been no more than 1.8 percent of GDP. However, as described above, the macroeconomic scenario has changed dramatically over a short period: the lowering of the forecast for GDP growth compared to the Update to the Stability Programme 2019, by 8.6 percentage points in terms of annual average growth, leads to a higher deficit of 4.1 percentage points of GDP.
Moreover, the decree Cura Italia has an impact on the net borrowing of 1.2 percentage points if assessed in relation to the new estimate of nominal GDP. As a result, the trend deficit based on unchanged legislation (i.e. excluding the budgetary impact of new policies) rises to 7.1 percent of GDP. Interest payments

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increase to 3.6 percent of GDP, while the primary balance is projected to record a deficit of 3.5 percent of GDP.18
The large increase in the deficit and a loss of nominal GDP of over EUR 126 billion in comparison with 2019 would lead to an increase in the debt ratio to GDP of the general government sector to 151.8 percent, from 134.8 percent of last year. The stock-flow component would soften the increase in the debt ratio by around 0.3 percentage points.
In 2021, with the recovery of GDP and the disappearance of the temporary economic support measures implemented this year, the net borrowing based on unchanged legislation would improve to 4.2 percent of GDP, resulting from a primary deficit of 0.6 percent and interest payments of 3.6 percent of GDP. The debt ratio to GDP would decrease to 147.5 percent thanks to high nominal GDP growth of 6.1 percent.
Risk scenario and sensitivity to exogenous variables
Chapter II illustrates, as usual, scenarios in which exogenous forecast variables may have more unfavourable developments in terms, for example, of economic and international trade trends or oil prices and exchange rates. In addition to this standard exercise, consistent with the guidelines of the European Commission for the elaboration of the Stability Programme 2020, this document also considers a more unfavourable scenario for the current pandemic.
The hypothesis for the adverse scenario was formulated in terms of infection trends, availability of new medicinal products and vaccines and relative timing. Contrary to what was assumed in the baseline scenario, in the second half of the year, once a path of gradual reopening of production sectors and of loosening the constraints on citizens’ movements could occur, a resurgence of the epidemic could arise. The latter, in turn, would require new closures of productive activities and restrictions on citizens’ movements. With a new fall in production, the fall in annual GDP in 2020 would worsen and the expected recovery in 2021 would be delayed, all the more if mass vaccinations were not achieved by the first half of next year.
In the adverse scenario, the rebound of GDP in the third quarter of this year would be lower (+ 8.1 percent quarter-on-quarter) and would be followed by a new contraction of 4.1 percent in the fourth quarter. This would not only lead to a higher average fall in GDP (-10.6 percent on yearly average based on raw data), but also a negative drag effect on 2021. In addition, next year would start with a fall in GDP in the first quarter, and only in the second quarter would a gradual recovery begin. As a result, the average GDP growth in 2021 would be only 2.3 percent. A greater recovery of the product loss suffered in 2020 would only take place in 2022, a year not covered by the forecast presented here.
From the point of view of public finances, there would be a further worsening of budget balances. As an approximation, it can be estimated that for each point of GDP the deficit of the general government sector would increase by 0.43

____
18 Any discrepancies are due to rounding effects to the first decimal place.

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percentage points in relation to GDP. The debt-to-GDP ratio would of course also be impacted.
I.4	URGENT RECOVERY MEASURES AND PUBLIC FINANCE SCENARIO WITH NEW POLICIES
Urgent economic recovery measures
The further measures that the Government is preparing respond to the need to further increase resources for the health system, civil protection and public security. In addition, support will be refinanced and extended to the incomes of workers and businesses most affected by the crisis, to employment, businesses liquidity and the provision of credit to the economy.
Specifically, the Decree with urgent economic recovery measures will be organised in the following main areas:

•	Healthcare and safety: more resources for the health system, civil protection, police and armed forces;
•	Credit, liquidity and capitalisation of businesses;
•	Payments of Public Administrations: measures to accelerate payment times;
•
Work and inclusion: expansion of the Extended Supplementary Income Scheme (Cassa Integrazione Guadagni in deroga), benefits for self-employed workers, workers and caregivers, income support for citizens not covered by other forms of assistance such as seasonal and intermittent workers, as well as strengthening measures for reconciling working/life-time; strengthening of measures to monitor and safety at work; measures to support households;

•	Territorial authorities: support for the inclusion policies and investments of local and regional authorities;
•	Tax authorities and reliefs: postponement of certain tax obligations and support for businesses and self-employed;
•
Targeted interventions in the sectors most affected by the emergency: measures to support businesses and workers in closed sectors and where social distance measures could be confirmed in the coming months;

•	Immediate interventions in favour of transport and logistics;
•	Tourism and culture: measures for workers, operators and businesses to support demand and relaunch the sectors;
•	Justice: interventions for the efficient resumption of judicial activity and boosting technological innovation in the justice system;
•	Education and schooling: investments and simplifications in technological innovation, school building, non-university tertiary training, support for the 0-6-year-old educational services network;
•	Higher education and research: measures to support the functionality of universities, high artistic training and public research bodies;

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•	Technological innovation: digitalisation, simplification, technological innovation in public administration and in the country.

In addition, the VAT and excise increases provided for in the legislation in force for 2021 and the following years will be abolished. It should be noted that once the effects of the new decree are included, the fiscal pressure will fall from 41.9 percent in 2019, to 41.8 percent in 2020 and to 41.4 percent in 2021 net of the benefit of EUR 80 per month (which will become EUR 100 with the cut of the tax wedge on labour already legislated).
In relation to the financial impact for the Decree containing urgent economic recovery measures and to complete the health emergency response package, at the same time as the presentation of the Economic and Financial Document (DEF), the Government requires Parliament to further increase the estimate of the general government net borrowing and the net balance to be financed of the State budget. The Report to Parliament increases the temporary budgetary deviation to a further EUR 55.3 billion in terms of net borrowing (approximately 3.3 percentage points of GDP) for 2020 and EUR 26.3 billion in 2021 (1.5 percent of GDP).19
Urgent simplification and growth measures
A further package of urgent measures, whose nature is strictly related to the set of rules, will be devoted to a drastic simplification of administrative procedures in some areas crucial to the relaunch of public and private investment (mainly procurement, construction, green economy, taxation, complex procedures for start-ups and public works, ultra-broadband). At the same time, the implementation of the South Plan 2030 will be accelerated, starting from the lines consistent with national strategies to address the covid-19 emergency, in order to activate unexpressed growth potentials in some areas of the country, for the sustainable and robust relaunch of the development process.
The covid-19 emergency requires the process of digitalisation to be accelerated and, in some cases, the adoption of exceptional or temporary derogation measures in accordance with the general principles. This experience can be taught to introduce permanent and not just exceptional simplifications.
Measures are being prepared:

•
both temporary and exceptional, to speed up economic recovery immediately by reducing administrative burdens and to ensure the maximum simplification of the requirements necessary for compliance with distance measures, the maximum simplification and speeding up of measures in support of citizens and businesses, through simplicity and timeliness of implementation mechanisms, self-certification and ex post controls, full implementation of the “once only” principle (the public administration requires only once), certainty for companies, of the obligations and security of responsibility.

____
19 The Report also requests the authorisation for the use of additional deficit for years after 2021. For details, please refer to the Report.

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•
to build a discipline with a largely simplified regime, based on the minimum levels required by European legislation, geared towards growth, innovation and environmental sustainability, based on criteria of regulation quality and of easier and safer implementation by public administrators, with certain times;

•
to introduce tools to promote the diffusion of digital, the acceleration of the process of technological innovation and digitalisation, the use of IT goods and services and connectivity among citizens and businesses, the simplification of the tools for access to online services of the public administration, in line with the recommendations 3 and 4 of the European Council of July 2019, which also placed the increase of resources for research, innovation, digitalisation and infrastructure as a priority for investment.

The public finance scenario with new policies
Taking into account the financial impact of the Decree with the urgent economic recovery measures, the net borrowing is estimated, based on the trend GDP forecast validated  by the PBO, of 10.4 percent this year and 5.7 percent in 2021. The general government debt stock is forecast to be 155.7 percent of GDP at the end of 2020 and 152.7 percent at the end of 2021.
The Government will develop new macroeconomic forecasts when the most acute emergency phase is over in the light of the final version of the new urgent policies, the global evolution of the pandemic, the strategy adopted for the reopening of the productive sectors and the economic data that will become available in the meantime. In any case, it should be stressed that the adoption of trend GDP based on unchanged legislation ensures a prudential assessment of the development of the deficit and debt of the general government sector in relation to GDP. With regard to 2021, the repeal of indirect tax increases will reduce the expected increase in the GDP deflator, but will also result in more real growth. According to estimates from the ITEM model, the higher real growth is expected to substantially offset the lower inflation expected.
I.5	RELAUNCH OF THE ECONOMY, SUSTAINABILITY OF PUBLIC DEBT AND DEBT RETURN PATH
Once the urgent measures have been completed, a strategy for relaunching economic development will need to be set up, building on the experience gained over the past few weeks and the changes taking place as a result of social distancing and technological and behavioural innovations made necessary by the pandemic.
In particular, the Government considers it strategic to encourage investment to promote forms of circular economy and to promote the ecological transition by increasing the competitiveness and resilience of production systems to environmental and health shocks and by pursuing firmly policies to combat climate change aimed at achieving greater environmental and social sustainability. Particularly important will be investments to promote a new model of productive

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and industrial development, resource efficient and competitive, geared towards growth, innovation and job creation.
These innovations will have to be aligned with the European Green Deal, which remains the European Union’s key strategy for the coming decades. At national level, work will be carried out on the implementation of the Green and Innovation Deal that the Budget Law financed for the three-year period 2020-2022. The first initiative will be to speed up new public works already at an advanced stage of design and maintenance of existing ones.
The high debt-to-GDP ratio expected at the end of next year, although on a downward trend compared to the estimated peak for this year, also raises the question of what the path to return from public debt should be for the following years. It is clear that after a shock such as that experienced so far, the economy will need a suitable period of support and recovery during which restrictive fiscal policy measures would be counterproductive. At present, there is also high uncertainty about the pandemic’s temporal profile and the subsequent economic recovery phase and it is therefore premature to define the details of the medium and long-term strategy to reduce public debt. However, it is not too early to state the general principles of the strategy.
First, Italy’s public debt is sustainable and the debt-to-GDP ratio will be brought back to the euro area average over the next decade, through a strategy to return from public debt that, in addition to achieving a reasonable primary budget surplus, will be based on relaunching public and private investment, thanks also to the simplification of administrative procedures. The greater the credibility of the structural reforms implemented, the lower the level of government bond yields and, by this way, the easier the debt return process. The return strategy must be fully compatible with the objectives of environmental and social sustainability that Europe and Italy have set themselves. The fight against tax evasion and environmental taxes, together with a fairer tax reform and a comprehensive review of public expenditure, should therefore be the pillars of the strategy to improve budget balances and reduce the debt-to-GDP ratio over the next decade.
The Government’s action will also be directed towards the introduction of innovative European instruments that can ensure an adequate response of fiscal policy in the light of the seriousness of the crisis and, at the same time, improve the prospects for long-term growth and improve the sustainability of the public finances of the member countries. In the face of a symmetrical shock such as the one that has struck the whole Euro area, it is important, among other things, that the macroeconomic policy response is also symmetrical in order to prevent the pandemic from facilitating and aggravating the divergence within the Eurozone.
Finally, the Government formally undertakes to present the National Reform Programme and its annexes as soon as the most urgent economic measures are completed and the strategy for reopening productive activities has been finalised. This is in order to ensure maximum coherence between the various initiatives to relaunch the economy and reform, both at national and at European level.

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TABLE I.2: PUBLIC FINANCE INDICATORS (% OF GDP) (1)
	2018	2019	2020	2021
NEW POLICIES SCENARIO
Net borrowing	-2.2	-1.6	-10.4	-5.7
Primary balance	1.5	1.7	-6.8	-2.0
Interest expenditure	3.7	-3.4	-3.7	-3.7
Public debt (gross of support) (3)	134.8	134.8	155.7	152.7
Public debt (net of support) (3)	131.5	131.6	152.3	149.4
TREND SCENARIO AT UNCHANGED LEGISLATION
Net borrowing	-2.2	-1.6	-7.1	-4.2
Primary balance	1.5	1.7	-3.5	-0.6
Interest expenditure	-3.7	-3.4	-3.6	-3.6
Structural net borrowing (2)	-2.5	-1.9	-3.6	-3.0
Structural change	-0.4	0.6	-1.7	0.6
Public debt (gross of support) (3)	134.8	134.8	151.8	147.5
Public debt (net of support) (3)	131.5	131.6	148.4	144.3
MEMO: DBP 2020 and Update to Stability Programme 2019
Net borrowing	-2.2	-2.2	-2.2	-1.8
Primary balance	1.5	1.3	1.1	1.3
Interest expenditure	3.7	3.4	3.3	3.1
Structural net borrowing (2)	-1.5	-1.2	-1.4	-1.2
Structural change	-0.1	0.3	-0.1	0.2
Public debt (gross of support) (4)	134.8	135.7	135.2	133.4
Public debt (net of support) (4)	131.5	132.5	132.0	130.3
Nominal GDP at unchanged legislation (absolute value x 1,000)	1766.2	1787.7	1661.4	1763.5

(1) Any inaccuracies result from rounding.
(2) Net of one-off and cyclical components.
(3) Gross or net of the stakes of Italy in loans to Member States of the EMU, whether bilateral or through the EFSF, and the contribution to the capital of the ESM. At the end of 2019, the amount of these allowances was approximately 57.8 billion, of which 43.5 billion for bilateral loans and via the EFSF and 14.3 billion for the ESM programme (see Bank of Italy, 'Statistical Bulletin on Public Finance, Borrowing requirement and Debt’ of 15 April 2020). It is assumed that MEF cash stocks will be reduced by 0.8 percent of GDP in 2020 and increased of 0.4 percent of GDP in 2021. The interest rates scenario used for the estimates is based on the implicit forecasts arising from the forward rates on Italian government bonds during the period of compilation of this document.
(4) Gross or net of the stakes of Italy in loans to Member States of the EMU, whether bilateral or through the EFSF, and the contribution to the capital of the ESM. The estimates consider privatisation proceeds and other financial incomes of 0.2 percent of GDP per annum over the period 2020-2021 and a reduction in MEF cash stocks of 0.1 percent of GDP for each year from 2019 to 2021.

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II.	MACROECONOMIC FRAMEWORK
II.1	THE INTERNATIONAL ECONOMY
The slowdown in the world economy, which began in 2018, continued in 2019, with the lowest growth rate in the last decade (2.9 percent from 3.6 percent1), as a result of increased trade restrictions and rising global uncertainty. Tensions between the United States and China, which have already been in place since 2018 and which have increased during the past summer, have led to a slowdown in global manufacturing activity (0.8 percent from 3.1 percent),2 negatively affecting the expectations of the economic operators. Geopolitical tensions, uncertainties related to the timing and modalities of the UK’s exit from the EU, the still complex socio-economic conditions in some emerging countries, together with environmental factors have further eroded the international context. Overall uncertainty has also resulted in a decrease in global foreign investment (-1.0 percent compared to 2018)3 which has affected different geo-economic areas to a different extent.
The long standing expansionary phase of the US economy lost momentum, having recorded a growth rate of 2.3 percent in 2019 (from 2.9 percent in the previous year). The uncertainty arising from trade tensions has influenced the dynamic of investment and private consumption, although public spending gave a positive contribution. During the year, the economy was affected by the higher costs of domestic production as a result of duties on imported goods, together with the weaker support of fiscal measures, accompanied by the deceleration of foreign demand. All these factors have affected manufacturing production, which decreased by 1.3 percent, covering both durable and non-durable goods. Two other aspects have contributed to the weakness of manufacturing. On the one hand, lower oil prices led to lower demand for drills and, on the other hand, reduced production in the civil aviation sector (particularly the Boeing 737 Max for the known safety reasons), burdened by the higher costs of imported components due to duties. Overall, however, the economic system proved sound, with a labour market characterised by a historically low unemployment rate (3.7 percent) and
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1 IMF, ‘Update of the World Economic Outlook’, January 20, 2020.
2 CPB, World Trade Monitor’, March 25, 2020.
3 According to UNCTAD’s preliminary estimates, foreign direct investment (IDE) decreased by 6.0 percent in advanced economies in 2019, with a decrease of 15 percent in the EU, as a result of strong volatility among countries; the strong increases in Germany, France and Ireland are accompanied by the contraction in the Netherlands and the United Kingdom. In the United States, inflows remained almost stable (-1.0 percent). Among Asian countries, FDI grew in Japan (9.0 percent), while in China they were stable compared to the previous year ($140 billion); India recorded an increase of 16 percent. In Latin America, there was an increase of 26 percent in Brazil, with positive results also in other countries (Peru, Chile and Colombia), while there was a marked reduction in Argentina. (UNCTAD, ‘Investment Trends Monitor’, January 2020).

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the increase in wages favoured consumption. On the price side, core inflation (excluding food and energy) remained just above 2 percent, broadly in line with the Federal Reserve target. Consequently to the evolution of the global context, monetary policy became more accommodating in the second half of 2019, after the gradual increase in Fed funds interest rates over the previous three years. In fact, policy rates were lowered four times between July and October - to a total of 75 basis points - bringing them between 1.5 percent and 1.75 percent4 at the end of last year.

FIGURE II.1: GROWTH RATES OF WORLD GDP AND MAJOR COUNTRIES (percent)

Source: OECD.

Signs of slowdown in the economic cycle have become more tangible in Europe, with GDP growth at 1.2 percent in 2019 compared with 1.9 percent in 2018. Deterioration in foreign demand and worsening of the manufacturing sector, with repercussions in the services sectors linked to it, contributed to this.
The increasing trade tensions between the United States and China, the uncertainty linked to Brexit and structural changes in the car sector have negatively affected the European economy and, above all, the countries with a more export-oriented manufacturing structure. The German economy has slowed down considerably as well as the French one, although to a lesser extent. The resilience of services and the labour market in the area has prevented a more unfavourable scenario. Consumer price inflation decelerated to 1.2 percent (from 1.7 percent in the previous year), mainly affected by the decreasing trend in energy prices.
The modest path of growth and the weak evolution of inflation have prompted the European Central Bank (ECB) to adopt a more accommodating monetary policy stance. In September last year, the Governing Council of the ECB restarted net purchases under the Asset Purchase Programme (APP) at a monthly

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4 Source: Fed, ‘Monetary Policy Report’, 7 February 2020, https://www.federalreserve.gov/monetarypolicy/files/20200207_mprfullreport.pdf.

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rate of EUR 20 billion, in order to strengthen inflation convergence to the monetary policy objective and to support credit and demand, continuing as long as necessary to strengthen the impact of adjusting its policy rates. At the same time, the Council also continued reinvesting, in full, the principal payments from maturing securities purchased under the APP for an extended period of time as long as it was necessary to maintain favourable liquidity conditions and an ample degree of monetary accommodation.
Outside the European Union, after a troubled phase of negotiations around which there has been enormous uncertainty about the timing and modalities of the UK’s exit from the EU along with fears of a possible disorderly exit, the country left the Union on 31 January 2020. After that, a transitional period has begun, which will end on 31 December 2020, during which the UK and the EU will negotiate their future relations. The possibility that a formal agreement will not be reached still poses a downward risk and represents a source of uncertainty that weighs on the growth outlook. The UK economy grew by 1.4 percent in 2019, from 1.3 percent in the previous year.
At the same time, among the largest Asian countries, the Chinese economy has recorded the lowest growth rate of the last thirty years (to 6.2 percent, decelerated by six-tenths of a percentage point compared to 2018), but remaining within the target set by the Government (6.0-6.5 percent). The application of new duties by the United States has affected trade, although anticipation of orders and deliveries has supported industrial production and exports; imports were also affected by the lower demand for capital goods and raw materials, linked to the gradual shift towards a more domestic-based economy. However, the various measures taken by the Chinese Government – such as lowering the average level of duties on imported goods, increasing VAT refunds on exported products and reducing export taxes – supported the economy. Investment in infrastructure has favoured productive activity, but it has recorded the slowest rate of growth in the last ten years (5.7 percent from 6.2 percent in the previous year). Consumer inflation accelerated (to 2.9 percent from 2.1 percent in 2018), reaching levels slightly higher than in 2012, largely driven by robust increases in pork prices for fever in Africa. In fact, the core component slowed to 1.6 percent (decelerating by 0.3 percentage points compared to the 2018 result), well below the inflation target of the Central Bank of China (PBoC). Monetary policy has pursued the overriding objective of ensuring adequate liquidity for the economy. Since the autumn of 2019, the Central Bank of China has lowered reserve requirements for banks and reduced the reference interest rates in November 2019, for the first time in four years, bringing the one year loan interest rate to 4.15 percent and the five-year loan rate to 4.8 percent.
Economic activity in Japan accelerated moderately (to 0.7 percent from 0.3 percent in 2018), mainly supported by public consumption and gross fixed capital formation. The fiscal measures adopted by the Government supported domestic demand, which was also underpinned by further interventions following the increase in VAT in October. The labour market proved to be broadly stable, with the unemployment rate at 2.4 percent as in the previous year. In contrast, the foreign sector offered a negative contribution to growth, suffering from trade tensions between the United States and China. Similarly, bilateral relations with the United States went through a complex phase of negotiations that led to the

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signing of an agreement (US-Japan Trade Agreement, USJTA) in October.5 However, the performance of manufacturing production was negative (-2.4 percent from +1.1 percent in the previous year) for the first time in the last four years, due to the slowdown in the global economy and China’s weaker demand. Overall consumer inflation decelerated (at 0.5 percent from 1.0 percent in 2018), while the underlying component improved slightly (0.6 percent from 0.4 percent) even remaining far from the Bank of Japan’s 2 percent target. As a result, the central bank confirmed the accommodating stance of monetary policy, monitoring possible negative effects on the banking and financial system.
In the last months of 2019, trade tensions between the United States and China eased due to the suspension of the new tariffs scheduled for mid-December 2019 and the announcement of the Phase 1 agreement signed in January this year. If this trade front seemed to have come to an initial composition, the tightening of US trade policy continued. Since 19 March, the announced increase in import duties on European aircraft from 10 percent to 15 percent, following the WTO decision, has come into force.

FOCUS
World trade, China-US trade disputes and European trade policy
Since 2018, the adoption of protectionist measures, which has already been taking place since the economic and financial crisis, has been greatly accentuated. The latest World Trade Organisation[6] (WTO) report certifies that trade barriers have reached the highest level in the last two years since October 2012. In particular, on the basis of the currently available data, in the twelve months ending in October 2019, the estimated value of imports affected by the restrictive measures implemented by the Member States is USD 747 billion (+ 27 percent compared to the previous report), as a result of the introduction of 102 new restrictive measures. The WTO estimates that trade barriers, introduced since 2009 and still in force, would affect 7.5 percent of world imports. The resulting slowdown in international trade during 2019 led to a downward revision of the estimated growth in global trade (1.2 percent from 2.6 percent expected in April last year), despite 120 new measures being taken to facilitate trade. The latest CPB data,[7] however, show a more negative result, due to the escalation of trade tensions between the United States and China. In fact, in 2019 world trade in goods decreased by 0.4 percent, decelerating by 3 percentage points compared to the previous year and printing negative for the first time in the last ten years.
The protectionist trade policy of the United States has mainly concerned China, but also its main partners, either through the revision of existing treaties or the negotiation of new agreements. The so-called “Duties War”, which began in March 2018 with the introduction of new tariffs on steel and aluminum of 10 and 25 percent, found a first composition with China after about two years. In the autumn of 2019, both countries suspended duties scheduled for mid-December and announced the signing of the Phase 1 agreement,[8] which

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5 U.S. Congressional Research Service, ‘U.S.-Japan Trade Agreement Negotiations’, 16 January 2020, https://crsreports.congress.gov/product/pdf/IF/IF11120.
6 OMC, Annual Report By The Director-General, ‘Overview of Developments in the International Trading Environment’, 29 November 2019.This Report covers new trade and trade-related measures implemented by WTO members between 16 October 2018 and 15 October 2019. https://www.wto.org/english/news_e/news19_e/dgra_12dec19_e.htm.
7 CPB, ‘World Trade Monitor’, March 25, 2020.
8 Source: Office of the United States Trade Representatives, ‘Economic and Trade Agreement between the Government of the United States of America and the Government of the People’s Republic of China’, 15 January 2020, https://ustr.gov/about-us/policy-offices/press-office/press-releases/2020/january/economic-and-trade-agreement-between-Government-united-states-and-Government-peoples-republic-china

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was signed on January 15, 2020 in Washington. This agreement stipulates that, in the period January 2020 to December 2021, the United States is expected to increase its exports to China by USD 200 billion. The most important sector is that of manufactured goods for a total value of about USD 78 billion and energy for more than USD 52 billion, followed by services (about USD 38 billion) and agriculture (USD 32 billion). The United States is expected to halve the rate applied since 1 September last year (to 7.5 percent) on 120 billion dollars of Chinese products, while the 25 percent duties already imposed on USD 250 billion of goods will remain in force; on the other hand, the duties which should have entered into force in December are definitively cancelled. The repeal of all tariffs is postponed to the Phase 2 agreement. However, the suspension of production activities in China, due to the Coronavirus epidemic in the early months of the current year, makes it difficult to meet the terms of the agreement for the lower demand resulting from the recession.

FIGURE R1: TRADE COVERAGE OF IMPORT-RESTRICTIVE MEASURES (cumulative data in billions of dollars, left hand scale; percentage of world imports of goods, right hand scale)

Note: For the years 2009-2018, the cumulative trade coverage is estimated on the basis of the information available in the TMDB on the restrictive measures applied to imports since 2009. The import value is derived from the UNSD Comtrade database. The data are estimated and represent the trade coverage of the restrictive measures (i.e. the annual imports of products from the economies to which these measures apply) introduced during the period considered and not the impact.
Source: World Trade Organisation (WTO).

Another cornerstone of US trade policy was the USMCA (United States-Mexico-Canada Agreement), signed in November 2018 with Canada and Mexico, replacing the NAFTA (North American Free Trade Agreement). The new agreement consists of 11 chapters, the most relevant of which covering the car sector, investment, intellectual property protection and labour, together with a new chapter on digital trade. The first version of the agreement was then amended at the end of 2019 and is expected to enter into force in 2020, once all counterparties have ratified it.[9] However, the effects of this new agreement are not considered significantly broad, as the USMCA maintains the same conditions in terms of tariff and non-tariff barriers as NAFTA. In addition, if the United States exited the agreement,

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9 Mexico ratified the Agreement in June 2019 and approved the amended version on 12 December 2019; the United States approved the legislative framework that makes it effective on 20 January 2020, while Canada is expected to ratify it in the coming months.

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Canada and Mexico could maintain the same terms as they had already signed and decide to impose duties to the United States. According to a study by the U.S. International Trade Commission (USITC), published in spring 2019, once it entered into force in all its parts, the treaty would have a positive impact on US GDP by 0.35 percent and by 0.12 percent on employment. Exports to Canada and Mexico would increase by 5.9 percent and 6.7 percent respectively, while imports growth would be lower (4.8 percent from Canada and 3.8 percent from Mexico). There are two areas that will achieve the greatest benefits: digital commerce, thanks to the new standards for data processing and transfer, and the automotive sector for the new rules of origin that could lead to an increase in production in the United States.[10]
As far as the EU is concerned, the historical multilateral approach has led to 41 FTAs with 72 countries.[11,12] This orientation has been further strengthened by the increased protectionist push at global level and, in recent years, by the United States. Between July 2017 and October 2019, European trade policy led to new agreements. In autumn 2017, the Agreement with Canada (CETA) entered into force. Three other agreements were signed during 2019, such as the Economic Partnership Agreement (EPA) with Japan, followed by those signed with Vietnam and Singapore, which is the EU’s main trading partner in Asia.[13] These three agreements have increased the share of EU trade in goods with the rest of the world regulated by preferential agreements, from 31 percent in 2018 to 39 percent.[14]  This figure rises to around 41 percent considering the agreement with the four founding countries of Mercosur[15] (Argentina, Brazil, Paraguay and Uruguay), reached in July 2019, the largest ever concluded by the EU. In this contest, most of the tariffs on European exports to the Mercosur area will be removed, saving 4 billion duties per year. Other initiatives should continue in the early part of 2020 with New Zealand and Australia.
In trade relations between the European Union and the United States, non-tariff barriers are the main node, while tariff barriers are less than 3 percent. The high-level comparison point is the Transatlantic Economic Council (TEC),[16] established in 2007,[17] composed of EU Commissioners and representatives of the US administration; the activity is supported by three advisory groups (Transatlantic Legislators’ Dialogue, Transatlantic Consumer Dialogue and Transatlantic Business Dialogue). Following the failure of the Transatlantic Trade and Investment Partnership (TTIP) negotiations in the summer of 2016, there has been a gradual tightening of their positions, following the new US duties on aluminum and steel (25 percent and 10 percent) imported from the EU, introduced in 2018, and the disputes over

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10 USITC, 'United States-Mexico-Canada Agreement: Likely Impact on the U.S. Economy and Specific Industry Sectors’, Investigation No. TPA-105-003, USITC Publication 4889, April 2019,
https://www.usitc.gov/publications/332/pub4889.pdf.
11 WTO, 'Trade Policy Review. Report by European Union', December 10, 2019,
https://www.wto.org/english/tratop_e/tpr_e/g395_e.pdf
12 The EU uses four types of agreements: 1) “first generation” relating to the elimination of tariffs; 2) “second generation” which also includes other subjects, such as intellectual property protection, services and sustainable development; 3) Deep and Comprehensive Free Trade Areas (DCFTA) which tend to create stronger economic links with other countries; 4) Economic Partnership Agreements (EPAs) addressed to the countries of the Pacific and Caribbean and Africa.
13 European Commission, ‘Overview of FTA and other Trade Negotiations’, Updated to February 2020, https://trade.ec.europa.eu/doclib/docs/2006/december/tradoc_118238.pdf.
14 European Commission, ‘2019 Report on Implementation of EU Free Trade Agreements’, 14.10.2019 COM(2019) 455 final,
https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:52019DC0455&qid=1571406458279&from=EN
15 This agreement will create a market of 780 million people, offering opportunities for European companies, bearing in mind that the EU’s exports to Mercosur amounted to 45 billion goods and 23 billion services in 2018.
16 European Commission, https://ec.europa.eu/trade/policy/countries-and-regions/countries/united-states/
17 Council of the European Union, ‘EU-US Summit – Washington, 30 April 2007’, https://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/er/93890.pdf#page=4

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State aid in the aeronautical sector (Airbus and Boeing) that both sides have brought before the WTO.[18] In this respect, despite the ongoing covid-19 epidemic, the tightening of US trade policy has continued; since 19 March this year, the announced increase in import duties on European aircrafts from 10 percent to 15 percent, following the WTO decision, has come into force.
Meanwhile, in April 2019, the EU Council approved two mandates to negotiate the elimination of tariffs on industrial goods and standards of compliance. The most sensitive issues concern the safety of the food sector (in particular meat), with which the EU traditionally maintains a firm stance,[19] and more recently the application of digital service tax on the revenues of hi-tech multinationals. In addition, tensions remain with regard to new car tariffs from the United States, although they have been suspended to facilitate talks between the two parties.[20] Any measures in this sector would have a negative impact, in particular on the production of Germany and the components sector in Italy; it would also affect US consumers who buy European cars partly assembled in the United States.
Another objective of European trade policy is to reach an agreement with the United Kingdom by 2020 following Brexit.[21] According to the terms of the negotiations,[22] there are 11 discussion groups to finalise a comprehensive partnership agreement. On the European side, the agreement should include three fundamental elements: general principles; economic agreements (in particular for trade, guarantees of equal treatment and fisheries); security agreements, including legal provisions, judicial cooperation in the fight against crime, foreign and defence policy.[23] The UK authorities stated that the agreement with the EU could follow models of existing agreements between the EU and other countries (such as Canada, Japan and South Korea) to achieve a free trade agreement with zero duties and quotas. In the last round of negotiations between 2 and 5 March 2020, counterparties showed a certain degree of convergence, although in some areas (fishing, settlement of disputes and guarantees of equal treatment) significant differences still emerged. The subsequent rounds of negotiations, scheduled for March, were postponed due to the spread of the epidemic. However, the British Government had confirmed the timetable already established for Brexit. On the European side, a draft agreement has been published for future relations with the United Kingdom. Overall, the guidelines of the new European Commission for the period 2019-2024 give a leading role to the defence and promotion of commercial interests, in view of the problems that have arisen at international level in recent years. In fact, the increasing application of protectionist measures jeopardises compliance with the trade treaties signed by the Union with third countries. The current impossibility to operate the WTO Appellate Body has serious consequences for multilateralism. To address this, the EU has decided to strengthen its instruments by establishing the Chief Trade Enforcement Officer who will report directly to the European Parliament. In addition, together with other WTO member countries, it has promoted the creation of a multilateral dispute settlement system, open to all WTO countries, based on

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18 The operation of the WTO Appellate Body has been made more difficult for the US opposition to make new appointments. Since 10 December 2019, only one of the seven scheduled members has been in office after the end of the term of office of the other two remaining members. To examine new appeals, the Appellate Body must consist of at least three members. (Source, WTO, ‘Members urges continued engagement on resolving Appellate Body issues’, 18 December 2019, https://www.wto.org/english/news_e/news19_e/dsb_18dec19_e.htm)
 19 In July 2019, the Council approved an agreement to import more high-quality meat (without hormones) from the United States, to the detriment of other exporting countries. (Source: European Parliament, ‘EU-US Trade Talks on an Agreement on Industrial Goods and Conformity Assessment’, Legislative Train 12.2019).
20 Financial Times, ‘EU trade chief believes ’mini deal‘ with US is within reach’, February 25, 2020.
21 https://ec.europa.eu/info/european-union-and-united-kingdom-forging-new-partnership/future-partnership/negotiation-rounds-future-partnership-between-european-union-and-united-kingdom_en
22 European Commission, ‘Terms of Reference on the UK-EU Future Relationship Negotiations’, 28 February 2020, https://ec.europa.eu/info/sites/info/files/terms-of-reference-eu-uk-future-relationship.pdf
23 https://ec.europa.eu/commission/presscorner/detail/en/qanda_20_326

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Article 25 of the WTO Dispute Settlement Understanding, which can only operate until WTO reform is defined.
The outlook for international trade has been profoundly altered by the spread of the pandemic at the beginning of 2020 and its impact on the policies of the various countries remains uncertain. The complexity of the global context is also reflected in the recent WTO forecasts.[24] The continuation of the pandemic could lead to a sharp contraction in trade in goods and the world economy in 2020, followed by a recovery in 2021. In the two considered scenarios, the more optimistic one foresees a recovery of trade in the second half of 2020, while the more pessimistic one anticipates a strong reduction, followed by a slower recovery. The WTO estimates a drop in world trade between 13 percent and 32 percent in 2020, with greater effects for North America and Asia. World GDP could fall between 2 percent and 9 percent in 2020.

Overall, while concerns about trade and geopolitical factors have not been completely dispelled, the prospects for the international scenario were gradually improving at the beginning of the new year. The global composite PMI reported a moderate expansion in January, rising to 52.2 after reaching a minimum of 50.8 in October.25
This scenario was dampened by the crisis caused by the spread of the health emergency linked to the covid-19 pandemic that began in the Chinese province of Hubei. The rapid global spread and the first effects on the economy emerge clearly from the cyclical surveys at the end of the first quarter of the year. Production activity collapsed unprecedentedly in March (the global composite PMI dropped to 39.4), when the coronavirus epidemic intensified. The negative trend is the result of the profound decline in the service sector, most affected by measures of lockdown for commercial activities and the social distancing of the population, with a brake also on demand; manufacturing activity also contracted, although less intensely, due to the less stringent restrictions.
Overall, the contraction of activity is wider in the Eurozone – which has become the second epicenter of the pandemic after China – followed by the United Kingdom and Japan. China, after the sharp decline in production activity in February (the composite PMI fell to 27.5, losing 24.4 points), recorded a robust recovery in the following month (the composite index rose to 46.7 points), thanks to the reopening of most business. In the United States, the decline was initially more limited due to the delay in contagion compared to other geo-economic areas; however, the subsequent abrupt acceleration of infection in the United States, which has led the country to become the new site of infection after China and Europe, point to a further significant worsening also in April.
The rapid spread of the epidemic globally represents a new risk for the international framework. Both monetary policy and fiscal measures that are being adopted on a global scale could contain its duration and size.
The monetary policy authorities were the first to take action to counter the economic impact of the outbreak and in many cases their action has been

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24 WTO, Trade Statistics and Outlook, 'Trade set to plunge as covid-19 pandemic upends global Economy', April 8, 2020, https://www.wto.org/english/news_e/pres20_e/pr855_e.pdf
25 The Purchasing Managers’ Index (PMI) is a diffusion index constructed in such a way that a value greater than 50.0 is consistent with an expansion of economic activity, in this case global.

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implemented in several interventions, which have been taken at a later stage as the crisis and market reactions evolved.

FIGURE II.2: COMPOSITE AND GLOBAL PURCHASE MANAGERS’ INDEX BY COUNTRY

Source: Markit, Refinitiv.

The Fed addressed the emergency with two extraordinary meetings of its Steering Committee (FOMC). In fact, with a first intervention the policy rates were cut (between 0.0 and 0.25 percent) and a Quantitative easing of USD 700 billion for Government bonds and mortgage-backed bonds was started. Subsequently, the Fed announced an unlimited purchase program, considered consistent with the ongoing emergency, and the Commercial Paper Funding Facility26 (CPFF) was introduced to facilitate lending to households and businesses, as already happened in 2008. In line with this commitment, the Treasury will provide USD 10 billion through the Exchange Stabilisation Fund (which currently contains around USD 94 billion). The bond purchase program will take place through three instruments, two of which will be dedicated to the purchase of bonds in the primary and secondary market while the third will buy securities guaranteed by mortgages issued by Government agencies.
Similarly, the ECB also intervened at two successive moments in order to stabilise the markets. First, at its meeting in March, the Institute announced the first steps to provide liquidity to the financial and banking system through new temporary long-term refinancing operations (LTRO), which were accompanied by much more generous conditions for targeted liquidity (TLTRO), aimed at financing small and medium-sized enterprises, already planned until July 2021. In addition, further EUR 120 billion public securities purchases were added to the pre-existing quantitative easing programme, amounting to EUR 20 billion per month, to be used by the end of the year.

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26 Federal Reserve, ‘Federal Reserve Board announces establishment of a Commercial Paper Funding Facility (CPFF) to support the flow of credit to households and businesses’, 17 March 2020, https://www.federalreserve.gov/newsevents/pressreleases/monetary20200317a.htm

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Subsequently, the worsening of the emergency as well as the volatility in the stock markets led to a new extraordinary meeting of the Governing Council which surprised analysts favourably with the announcement of a further extraordinary asset purchase programme. The new program, called Pandemic Emergency Purchase Programme (PEPP),27 will manage a total budget of EUR 750 billion for purchases aimed at all categories of eligible activities under the APP implemented in November 2019, and without a fixed monthly amount. However, this programme has an indicative deadline, which is the end of the pandemic crisis, currently set at the end of this year. The ECB has stated that it will do whatever it takes, within its mandate, to counter the turbulence in the markets disturbing the transmission of monetary policy, being fully prepared to widen the size of asset purchasing programmes and to adjust their composition, as necessary and for as long as needed. The PEPP will maintain the capital rule in the distribution of purchases among issuers in the Member States, but introduce greater flexibility in the allocation of purchases during the programme implementation period. This is in order to respond more decisively and promptly to the volatility of the markets without being linked to a precise monthly amount. In addition to those announced earlier, this decision increases the amount of purchases planned within the end of the year to more than EUR 1.000 billion.
In the United Kingdom, as in other countries such as the United States, the Treasury and the Bank of England (BoE) have announced the covid Corporate Financing Facility (CCFF)28 that will operate for at least one year to lend to companies. The fund will be managed by the BoE and financed with additional reserves of the Central Bank, thus not weighing on the State budget. The financing will be provided through the purchase of commercial papers with maturity up to one year by companies that provide significant support to the national economy and with a solid financial rating prior to the current crisis. The end of the fund’s activity will be announced six months in advance. In addition, the BoE announced a further cut in the Bank Rate from 0.25 percent to 0.10 percent and a resumption of the quantitative easing programme, under which the bond portfolio (mainly Government bonds) will increase by GBP 200 billion to GBP 645 billion.
In the Asian continent, the BoJ has made the largest injection of funds in dollars since 2008 (worth USD 30 billion in three-month dollar operations), while the PBoC, unlike the other central banks, left policy rates unchanged at the last meeting, having made strong interventions at the beginning of the epidemic. At the end of March, however, following the previous decision adopted at the beginning of February, the Chinese central bank reduced the seven days repo interest rate (repurchase agreement) to 2.2 percent from 2.4 percent, thus making the largest cut since 2015. A new liquidity injection has also been carried out to facilitate access to credit. In mid-April, the PBoC further lowered medium-term interest rates for financial institutions to 2.95 percent.

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27 Notification of the launch of the programme took place with the publication of Decision (EU) 2020/440 of 24 March 2020 in the Official Journal of the European Union.
28 Bank of England, ‘HM Treasury and the Bank of England launch a covid Corporate Financing Facility (CCFF)’, 17 March 2020,
https://www.bankofengland.co.uk/news/2020/march/hmt-and-boe-launch-a-covid-corporate-financing-facility

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The fiscal policies adopted in the meantime by the major world economies are representing a huge effort by Governments to protect their production systems and jobs and incomes of their citizens, put at risk by the inevitable impact of the restrictive measures to containment the spread of the virus that become necessary.
At the end of March, the U.S. Government allocated USD 2,000 billion. Government intervention included direct allowances to households worth an average of USD 1,200 with an additional contribution for children. The healthcare sector will receive around USD 150 billion, as well as funding for research centres to identify the most suitable drugs to contain the epidemic and to approach the creation of a vaccine. The package also provides support for unemployment insurance, according to the new unemployed people a financial coverage of at least four months. Member States will get USD 150 billion to cope with the current crisis and manage the reduced tax revenues. In addition, USD 500 billion is earmarked for companies, of which USD 17 billion to the strategic ones, USD 50 billion for those in the air sector and USD 8 billion for hotels, tourism and entertainment. The Treasury Department will use USD 500 billion to secure the Fed’s loan program for small and medium-sized enterprises.
At European level, the main countries in the area, which are also those currently most affected by the spread of the epidemic, have deployed considerable resources to deal with a crisis of rare exceptionality and harbinger of potentially enormous economic damage.
Spain, the second country affected by the virus immediately after Italy, approved on 12 March a EUR 18 billion tax plan, which represents 1.5 percent of GDP, to support health care system and autonomous communities. In addition, on 17 March the Government announced a set of measures to mobilise EUR 200 billion, or 20 percent of GDP, to deal with the consequences of the economic crisis caused by the coronavirus epidemic and firmly committing the Government to provide the business sector with the necessary liquidity to remain operational. Of the 200 billion, EUR 117 billion are public guarantees and EUR 83 billion provide for the involvement of the private sector.
The French Government has presented an ‘emergency plan’ to deal with the coronavirus crisis, the total amount of which has risen to EUR 110 billion from the EUR 45 billion initially approved by Parliament. The plan allocates EUR 24 billion for 'partial unemployment' (WGF) which currently covers almost 9 million workers, EUR 7 billion for the Solidarity Fund for small businesses and self-employed, EUR 20 billion to enter the capital of companies in difficulty’ and EUR 8 billion for extraordinary health expenses. In addition, an economic development fund with a budget of EUR 1 billion in favour of medium-sized enterprises is planned to protect strategic companies including Air France. Together with these measures, EUR 300 billion is expected to be earmarked for bank guarantees for companies affected by the economic effects of the epidemic, which will provide loans to businesses.
Germany has launched a set of EUR 156 billion measures that can be financed by issuing new debt. The total amount is made up by EUR 62.7 billion to be allocated to the Wage Integration Fund (Kurzarbeit), transfers to businesses and expenditure of the health service, EUR 55 billion for subsequent interventions and EUR 33.5 billion in tax revenues reduction due to the crisis generated by the health emergency. This is made possible thanks to the suspension of the

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constitutional debt constraint approved by the Bundestag, which allows a net overrun of 0.35 percent of GDP, thus allowing it to exceed the permitted expenditure limit in the current year of around EUR 100 billion. The Government also planned a EUR 600 billion corporate support fund, consisting of a pool of EUR 400 billion guarantees for corporate bond issues, an increase of EUR 100 billion in guarantees in favour of the KfW public bank and a EUR 100 billion investment fund for interventions in the capital of domestic companies.
In view of this huge use of fiscal leverage to tackle the crisis by individual Member States, the European authorities, after a first interlocutory phase, have stated their commitment and strong determination to do whatever is necessary to address the emergency, restore confidence and support the recovery. An extremely important and unprecedented step has been the approval by the Eurogroup of the EU Commission’s proposal to derogate from the Stability Pact by activating the so-called ‘general escape clause’, a general safeguard clause, which allows a temporary deviation from the adjustment path to the MTO, the medium-term objective.
Since 1 April, the Investment Initiative has been implemented in response to the Coronavirus (Coronavirus Response Investment Initiative, CRII)29 and the scope of the EU Solidarity Fund30 has been extended. These are measures31 aimed at the immediate mobilisation of structural funds to enable a rapid response to the crisis. In particular, for the current year, the European Commission will not ask the Member States to reimburse the pre-financing paid in 2019 under the structural funds and not spent, for a total amount of around EUR 8 billion that Member States will be able to retain and use to respond to the emergency; in addition to these resources, EUR 29 billion are added to cohesion policy funds not yet allocated, which the EU countries will be able to earmark to interventions to deal with the crisis.
In addition, the possibility of using the Solidarity Fund is extended to cases of ‘serious public health emergency’. A total of EUR 800 million is therefore available for 2020.
The Commission has also considered it a priority to take action to support employment and to safeguard workers by setting up a special plan, SURE (Support to mitigate unemployment risks in emergency), which aims to mobilise up to a maximum of EUR 100 billion in loans guaranteed by the Member States to the countries most affected by the epidemic to ensure income support for workers.
The SURE is one of the four funding channels identified in the agreement reached in the Eurogroup on 9 April to deal with the crisis. The following resources are added to SURE: a) EUR 400 billion of the European Stability

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29 A Coronavirus response investment initiative plus (CRII +) introduces exceptional flexibility and simplification in the use of European Structural Investment Funds (ESIFs).
30 The EU Solidarity Fund has been activated since 2002 to provide financial assistance to Member States affected by natural disasters. So far, more than EUR 5 billion has been disbursed to 24 European countries. Italy has benefited several times from support from the Fund: from the earthquake in Molise in 2002 to the earthquakes that struck Emilia-Romagna in 2012 and central Italy in 2016 and 2017 to the storm that devastated the Triveneto in 2018, receiving almost EUR 2.8 billion of EU resources.
31 These measures are part of the package of interventions announced by the European Commission on 13 March to help Member States stem the socio-economic impact of the covid-19 pandemic.

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Mechanism, available without conditions, but only to cover the direct and indirect costs of the health emergency, and only up to 2 percent of the GDP of each country; b) a pan-European guarantee fund of the European Investment Bank amounting to EUR 25 billion, which could support up to EUR 200 billion of loans to enterprises with a focus on small and medium-sized ones throughout the Union; c) an innovative fund (Recovery Fund) financed by joint bonds to relaunch the economy, in line with the French proposal, which should amount to around EUR 500 billion. All these resources make available EUR 1,000 billion, the management and allocation of which will still have to be discussed at the forthcoming meetings.
On the non-European front, the British Government earmarked GBP 12 billion to strengthen the health system and support families and businesses. It is provided for an amount of GBP 330 billion of loans for large companies guaranteed by the Bank of England and the abolition for one year of the capital tax for all companies in the most affected sectors; loans will also be available for smaller companies. A three-month moratorium will be possible for families in difficulty with the repayment of their loans. The Ways and Means Facility (W&M) was also temporarily expanded without defining its size. This is a one-off measure aimed at providing additional liquidity to the UK Government in the short term. This instrument – which is the Government’s current account with the BoE – is normally about GBP 400 million worth. A similar decision was taken in the 2008 crisis, increasing it to GBP 20 billion. Market financing will continue to be preferred and healthcare emergency interventions will be covered by additional deficit through normal debt management operations.
On the Asian continent, the Japanese Government has launched a comprehensive package of measures to support the economy. The intervention, amounting to JPY 108,000 billion (USD 990 billion), is equivalent to one fifth of the national GDP. In addition to the suspension of taxes for one year, there is a one-off transfer of JPY 300,000 to poor families with an additional contribution for their children. For small and medium-sized enterprises (SMEs), JPY 2 million will be paid to companies with a loss of more than 50 percent in turnover compared to the same month of the previous year; support of JPY 1 million is granted to individual enterprises. Funds will also be set up to provide interest-free loans to companies, as well as to support employment policies.
Overall, in such a context there is a high degree of uncertainty which makes it very difficult for any foreseeable exercise even in the short term. The expectations are strongly downwards oriented for the current year, assuming a recovery in 2021. The most up-to-date growth estimates, incorporating the effects of the covid-19 epidemic, have been traced by the IMF in mid-April, according to which the world economy is expected to contract by 3.0 percent in 2020, with a downward revision of more than six percentage points compared to the latest assessment. Economy is expected to rebound in 2021 leading to a growth of 5.8 percent (with an upward correction of 2.4 pp compared to October estimates). This predictive scenario assumes that the epidemic stops in the second half of the

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current year, with a gradual removal of social distance measures.32 For most countries, it is assumed that the effects of containment measures mainly affect the second quarter of the year, except in China (where the greatest impact is expected to have occurred in the first quarter). The subsequent recovery is expected to be gradual and not sufficient to allow world GDP to catch up by next year the level reached at the end of 2019.
Foreign direct investment (FDI) will also be influenced by the evolution of the epidemic. According to recent UNCTAD assessments,33 FDI would globally decrease by between 5 percent and 10 percent depending on the assumptions that the epidemic would stabilise in the first part of 2020 or continue in the second half of the year, with negative effects especially in the car, civil aviation and energy sectors.
A further factor that adds to the complex global context is the oil crisis. In fact, according to the latest IEA report, in the first quarter of 2020 global demand has already decreased by 2,500,000 barrels per day on an annual basis (of which 1,800,000 barrels per day are attributable to China alone), for the first time in over ten years. In addition, the fall in prices was accentuated by the difficulties in reaching an agreement on quotas for production within OPEC Plus, with Russia’s refusal to the OPEC cut proposal, amounting to 1,500,000 barrels a day, prevail for many days. As a result, the price of oil fell to USD 25.7 per barrel at the end of March, halving compared to early month quotations (approximately USD 51 per barrel). Threats made by the United States about the introduction of tariffs on imported oil facilitated an initial settlement of the oppositions at the April OPEC Plus meeting, when it was agreed to cut production by 9.7 million barrels a day from 1 May to 30 June, followed by a reduction of 7.7 million barrels in the second half of the year.34 The agreement, however, failed to sustain the market, with the oil price falling just below USD 20 a barrel in mid-April.

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32 IMF, ‘World Economic Outlook’, April 14, 2020, https://www.imf.org/en/Publications/WEO/Issues/2020/04/14/weo-april-2020.
33 UNCTAD, 'Investment Trends Monitor. Impact of the Coronavirus Outbreak on Global FDI', 8 March 2020, https://unctad.org/en/PublicationsLibrary/diaeinf2020d2_en.pdf?user=1653
34 Further adjustments of 5.8 billion barrels are expected from 1 January 2021 to 30 April 2022. This agreement is valid until 30 April 2022, with a planned revision by the end of 2021. The next video conference is scheduled for June 10, 2020. (Source: OPEC, ‘The 10th (Extraordinary) OPEC and non-OPEC Ministerial Meeting concludes’, No 6/2020 Videoconference, 12 April 2020, https://www.opec.org/opec_web/en/press_room/5891.htm ).

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FIGURE II.3: PRICE OF BRENT AND FUTURES

Source: EIA, Bloomberg.

Looking ahead, according to the IEA’s latest assessment,35 global oil demand would fall by 90,000 barrels a day in 2020 for the first time since 2009 due to the effects of the epidemic. This forecast assumes that in the second quarter, the improvement in China’s demand could balance the decline in advanced economies and that demand will increase in the second half of the year. Considering a more pessimistic scenario, the demand could contract by 730,000 barrels a day, while in the more optimistic one there would be an increase of 480,000 barrels a day. The effects of this shock could last longer than those of the epidemic. In particular, emerging economies would see reduced commodity export revenues, as well as effects on capital movements and exchange rate pressures.
II.2	ITALIAN ECONOMY: RECENT TRENDS
In 2019, the Italian economy grew by 0.3 percent, slowing down compared to the previous year but at a slightly faster pace compared to that projected in the Update to the Stability Programme in September 2019. Following modest growth in the first quarter of 2019 (0.2 percent q/q), GDP slowed down in the second and third quarters (0.1 percent q/q) before falling in the fourth quarter (-0.3 percent q/q). Domestic demand net of stocks continued to expand, albeit at lower rates than in 2018, while stocks subtracted 0.6 points from growth. Such a sharp decline had not been recorded since 2012, when stocks had subtracted 1.2 percentage points from growth. Net exports, on the other hand, offered a positive contribution to growth of 0.5 percentage points, mainly due to the reduction in imports linked to weak domestic demand.

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35 IEA, ‘Oil Market Report’, March 2020,  https://www.iea.org/reports/oil-market-report-march-2020

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Looking at the main components, private consumption growth halved to 0.4 percent, from 0.9 percent in the previous year. With regard to the type of expenditure, the growth in consumption of goods (0.1 percent) was significantly lower than that of services (0.9 percent). Within the consumption of goods, durable and non-durable consumption have increased while semi-durable ones have slowed down.
Consumption weakened despite the activation, from May onwards, of the Citizenship Income, as well as in the face of moderately positive labour market dynamics and favourable conditions for access to credit. Consequently, the propensity to save increased during the year reaching a peak in Q2 in 2019 (8.6 percent from 7.8 percent in Q1) before easing slightly to 8.2 percent in Q4. For the whole of 2019, the propensity to save stands at 8.2 percent, slightly up from 8.1 percent in 2018 and in line with the average for the last 10 years.
The balance sheet of households remains solid: household debt in the third quarter of 2019 was 61.7 percent of disposable income, well below the Euro area average (94.9 percent).36 The sustainability of debt has also been facilitated by still low interest rates.
Investment growth continued (1.4 percent), albeit at a lower rate than in 2018 (3.4 percent), with strong volatility during the year. After the reduction in the contribution of the transport component in 2018, growth in 2019 compensated, on average, the previous decline.
Investments in machinery slowed sharply compared to 2018, (from 2.9 percent to 0.2 percent), while deceleration in construction was much smaller. The latter was driven by housing (+ 3.2 percent) while the increase in infrastructure (2.0 percent) was less marked. Investments in housing have benefited from the activity of restoring housing (extraordinary maintenance) which now accounts for 37 percent of the value of investments in construction.37
As regards the housing market, housing prices increased slightly in the fourth quarter of 2019 compared to the corresponding period of 2018. However, the most recent surveys38 confirm signs of slowdown, in line with expectations of price reductions. On average, in 2019 existing houses prices fell by 0.4 percent, while new housing prices increased by 1.1 percent.39 Sales growth slowed down in the course of 2019.
Foreign demand grew (0.5 percentage points the contribution to growth) recovering more than proportionally the decrease in 2018 (-0.3 percentage points). The recovery is also attributable to the drop in imports (-0.4 percent from 3.4 percent in 2018) as a result of the weakening of domestic demand and in particular the industrial production cycle. With regard to exports, following the fall in Q1 2019, linked to uncertainty arising from international trade tensions, they recovered albeit declining compared to 2018.
As for the supply side, manufacturing industry showed the first drop (-0.5 per cent) after six years of growth. Industrial production data for 2019 indicated a fall

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36 Bank of Italy, Economic Bulletin, January 2020.
37 Report ANCE https://www.acerweb.it/wp-content/uploads/2020/01/NOTA-DI-SINTESI_Osservatorio-Gennaio-2020.pdf
38 See: Istat, “Prices of housing”, March 2020 and Banca d’Italia, “Bollettino Economico”, January 2020.
39 Istat, https://www.istat.it/it/archivio/228988

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in the index (corrected for calendar effects) by -1.4 percent (from 0.6 percent in the previous year). After the recovery in January, the index showed a gradual decline, with a sharp drop in December (-2.6 percent compared to November in seasonally adjusted terms). Dynamics appeared heterogeneous within the compartments: consumer goods, including non-durable goods, still showed a positive performance linked to factors such as the accumulation of stocks by the United Kingdom, in preparation for Brexit, and sustained demand from the USA. Production of intermediate and capital goods decreased significantly. Car industry still suffered, recording a decrease in production compared to the previous year by 9.6 percent and also a decrease in turnover and orders (-7.8 percent40 and -9.9 percent respectively).
Construction sector continued to improve gradually (2.6 per cent), with higher growth rates than in 2018 (1.8 per cent). After the expansion in 2018, the value added of agriculture (a sector which, however, has a limited weight on GDP) declined again.
The services sector proved to be more resilient than manufacturing in 2019, albeit slowing down, with value added expanding by 0.3 percent (from 0.5 percent in 2018). Within the various compartments, however, the dynamics have been uneven. In real estate, information and communication services growth remained favourable (1.7 percent and 2.2 percent respectively) while the value added of professional activities and public administration, defence, education, health and social services dipped (-0.2 percent and -0.7 percent respectively); trade, housing and catering services, transport and storage recorded only a slightly positive growth (0.1 percent). Financial and insurance assets were stable.
With regard to non-financial enterprises, the decline in the profit share (defined by the ratio of gross operating surplus to value added) continued in 2019, albeit gradually compared with previous years, reaching 41.8 percent in Q4 2019. The profit share stood at 41.6 percent, from 42.2 percent in 2018. The latest data published by the Bank of Italy for the third quarter of 2019 indicate that corporate debt as a percentage of GDP remained stable, slightly above 69 percent (down from the corresponding figure41 for 2018).
Despite the slowdown in economic activity, the labour market remained favourable in 2019 and the number of people employed increased more than GDP, with productivity dynamics substantially unchanged. Overall, employment growth, as recorded by national accounts, was 0.6 percent (from 0.8 percent in 2018), driven by dependent employment, while the independents continued to shrink for the eighth consecutive year. Hours worked increased by 0.4 percent (from 1.0 percent in 2018), with a reduction in hours worked per capita by 0.3 percent, after the slight increase recorded last year.
According to the labour force survey, employment grew by 0.6 percent. In the second quarter of 2019 the number of people in employment reached its historical peak (23.4 million), and then stabilized in the second half of the year. The employment rate rose to a peak of 59.3 percent in November, the highest level in recent decades. The increase was underpinned by employees (0.8 percent), which

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40 Report ANFIA, Focus Italia Industrial Production – automotive sector, January 2020
41 Banca d' Italia, Economic Bulletin, January 2020.

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in turn were driven mainly by employees with permanent contracts, who recovered in 2019 (0.9 percent), after the reduction experienced in 2018 (-0.7 percent). The dynamics of the latter indefinitely have been encouraged, among other things, by the increase in the number of contractual changes, which has been affected by regulatory innovations in the field of labour bargaining.42 Full-time work increased at a lower rate than part-time, 0.1 percent and 3.0 percent respectively. Involuntary part-time, on the other hand, continued to increase (3.3 percent) and represented 64.2 percent of the total part-time. Data corroborate the Italian economy structural trend to make high use of part-time contracts, showing that employment is characterised by a low labour intensity (see the focus on in-depth study). The improvement in the labour market was reflected in the decline of the unemployment rate (to 10.0 percent from 10.6 percent), together with the fall in inactive individuals (-0.6 percent) and discouraged (-5.4 percent).
After the increase in 2018, per capita incomes decelerated (1.6 from 2.0 percent) leading to a slowdown in unit labour costs, also influenced by nil productivity growth.
Inflation has halved compared with the previous year (0.6 percent versus 1.2 percent), showing a declining path during the year, supported only by volatile components; core inflation slightly decelerated compared to 2018 (0.6 percent from 0.7 percent). Domestic inflation, measured by the GDP deflator, remained stable at 0.9 percent.

FOCUS
Slack in the Italian labour market
In 2019, the labour market was characterised by an employment growth stronger than GDP expansion, a reduction in unemployment and a fall in inactivity. The workforce reached its historic peak, at 23.426 million in June, amounting to 23.352 million on a yearly average. However, although the number of employees[43] has recovered and exceeded pre-crisis levels, hours worked per employee are still below those levels, both in total and in individual sectors, highlighting that employment is characterised by low labour intensity.
In order to accurately assess the relationship between the number of employees and hours worked, it is useful to use some under-utilisation measures. Under-utilised labour phenomenon involves:
•       underemployed persons, i.e. part-time workers who wish to work more hours per week and who would be willing to work more hours in the two weeks following the survey;
•       involuntary part-time workers, i.e. employees who declare that they have taken part-time work in the absence of full-time job opportunities;
•       those who do not seek work but are available to work in the weeks following the survey and those who claim to be available to work but not in the weeks following the survey. Individuals who fall into at least one of these two categories make up the potential labour forces.

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42 L. 96/2018, containing ‘Emergency provisions for the dignity of workers and enterprises’. See: Bank of Italy, Annual Report – 2018, May 2019; Banca d’Italia, Regional Economics – The economy of the Italian regions: recent dynamics and structural aspects, November 2019; European Commission, Country Report Italy 2020, February 2020.
43 Reference is made to those employed in the Labour Force Survey.

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FIGURE R1: EMPLOYED AND HOURS WORKED PER PERSON EMPLOYED (2008-2019) – DATA IN THOUSAND

Note: Hours worked: raw data. Source: ISTAT.

Underemployed and involuntary part-time workers are counted as employed in official statistics, because they state to have worked at least one hour’s paid work in the week preceding the survey. The presence of these workers among the employed increases the employment rate and reduces the number of jobseekers, but does not provide information on the actual ‘degree of utilisation’ of the employed workers. This gives an inaccurate representation of the labour market.
In 2019, involuntary part-time workers amounted to 2.850 million (an increase of 90 thousand compared to 2018). The involuntary part-time rate, expressed as the number of involuntary part-time employees out of the total employed, was 12.2 percent (from 11.8 percent in 2018).
The phenomena of underemployment and part-time concern segments of low-education workers, and appear to be more concentrated in the regions of southern Italy and in the catering, hotels and personal services sectors. With reference to age and gender data, there is a noticeable presence in the 35-54 range and among women, representing 69 percent of those employed in involuntary part-time.
In 2019, inactive individuals, willing to work, accounted for 22.4 percent of the total inactive class 15-74 (2.828 million individuals).
Finally, the potential labour forces, which in 2018 amounted to 3.021 million, in 2019 fell to 2.944 million, representing 11.34 percent of the total workforce.
Summing up the stock of job-seeking individuals and the stock of inactive workers who are available to work offers a measure of the unused but potentially available workforce if the production system was able to absorb it. In 2019 this aggregate included 5.410 million individuals, down from 2018 (5.662 million) due to a reduction in both the number of job seekers (-173 thousand) and the inactive individuals available to work (-79 thousand).
The extension of the under-utilisation of work reflects a plurality of elements of the Italian production system, which can be sought both in terms of structural and contingent factors. Structural factors include the sectoral recomposition of the Italian economy from industry to

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services, which has been in place[44] since the 1980s – witnessed by the increased weight of the hotel, catering, telecommunications and consultancy services to families and businesses at the expense of the industrial sector, characterised by full-time and more stable relationships compared to services.
In addition, the introduction into the Italian legislative framework of regulatory measures aimed at making the labour market more flexible,[45] which encouraged the use of short-term contracts.[46] Finally, the increased participation of women in the sector of family services, areas where part-time bargaining is widespread.
These factors are associated with the weakness of economic activity since the second half of 2018, which leads to less employment.
The need for indicators capable of identifying the extent of the slack in the labour market becomes relevant to assess the relationship between employment and wages and prices trends.
In 2019, with employment growth and a reduction in the unemployment rate, dynamics of contractual hourly wages was moderate, with an average growth of 1.0 percent.
The low wage growth in presence of rising employment refers to the issue, widely discussed in the literature of Wageless Recovery,[47] decisive for verifying the ability of Phillips’ Curve to predict inflation against unemployment rate.
Alongside elements of more structural nature, such as low productivity, the composition of employment by age and level of education[48] and the introduction of labour market reforms that have affected bargaining,[49] the weak response of wages to employment can be explained by persistent large margins of under-utilisation of available labour, which would act as a factor in containment of wage dynamics.[50] In fact, under-utilisation of labour is associated with lower wage levels, often less than 2/3 of the median wage.[51]
Inflation performance was also rather modest, rising by 0.6 percent in 2019, with core inflation showing a stagnant trend.
Since wages represent the main component for the rise in underlying inflation,[52] it is likely that the extension of under-utilisation of labour, contributing to a slowdown in wage dynamics, is likely to have a negative impact on inflation, containing its growth.

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44 ISTAT (2019) “Annual report 2019 – The situation in the country”.
45 L. 196/97 (i.e. Treu package); Legislative Decree 368/2001 (Decree Sacconi); L. 30/2003 (i.e. Maroni-Biagi law); L. 92/2012 (i.e. Fornero reform); L. 78/2014 (i.e. Decree Poletti); L. 81/2015 (i.e. Jobs Act).
46 ECB (2016) 'Economic Bulletin 6/2016.Factors underlying the trend of the average number of hours worked per employee”.
47 OECD  (2018) 'OECD Employment outlook, 2018' cap.1. Conti, A., Guglielminetti, E., Riggi, M. (2019) "Labour Productivity and Wageless Recovery", Themes of Discussion, Bank of Italy.
48 Nickel, C., Bobeica, E., Koester, G., Lis, E., Porqueddu, M. (2019) "Understanding low wage growth in the Euro area and European countries", European Central Bank, Occasional Paper Series, n.232.
49 IMF (2017) "World Economic Outlook 2017", ch.2 "Recent Wage Dynamics in Advanced Economies: Drivers and Implications.
50 ECB (2017) 'Economic Bulletin 3/2017. Assess the oversupply in the labour market”.
51 Istat et al. (2019) 'The labour market 2018. Towards an integrated reading”.
52 ECB (2017) "Economic Bulletin 5/2018", "The role of wages in rising inflation”.

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FIGURE R2: CONTRACTUAL WAGES, HICP AND CORE INFLATION IN 2019 (INDEX 2015=100)
FIGURE R2: CONTRACTUAL WAGES, HICP AND CORE INFLATION IN 2019 (INDEX 2015=100)
Source: ISTAT.
Foreign trade
The strengthening of protectionist measures in the course of 2019 has led to a contraction of world trade with consequences also on the performance of Italian exports. According to statistics on foreign trade in goods, the value of exports increased by 2.3 percent, slowing down from 2018 (3.6 percent). In the European context, this trend was more dynamic compared to that of some major partners (exports in Germany and Spain grew by 0.7 percent and 1.5 percent respectively) while it was weaker than in others (French exports grew by 3.3 percent).
Italy’s presence in non-European markets has shown greater resilience than in the EU. Overall volume sales in non-European markets were stable, while they decreased within the Euro area (-1.2 percent from 1.4 percent in the previous year). Value exports accelerated to non-EU countries (3.8 percent from 1.7 percent), while they slowed down into the EU (1.1 percent from 5.1 percent). This trend could be partly due to the weakening of the car sector, particularly in Germany, due to the close productive links between the two countries.
Taking into account the share of total exports, the United States continues to be a privileged destination of Italian goods outside the EU (expanding by 7.5 percent), followed by Switzerland (16.6 percent). Sales to Japan are also rising sharply (19.7 percent), showing the early benefits of the Treaty with the EU that entered into force in February. Among the European countries exports to Germany and Spain have been contracted (0.1 percent and 0.7 percent respectively) for the first time since 2013; those towards France were more resilient (+2.4 percent), though halving the rate of growth compared to the previous year. Sales to the United Kingdom accelerated by just over two percentage points (to 4.7 percent), also due to higher purchases linked to uncertainties about Brexit’s evolution. As far as emerging economies are concerned, sales to Turkey and China continue to shrink, albeit at a lower rate, while those to Russia returned positive; on the other hand, the contraction of exports towards OPEC countries (-10.3 percent) and, to a more limited extent, those of Mercosur (-3.4 percent) accentuated.

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Looking at sectoral performance, sales in the pharmaceutical sector showed a strong acceleration compared to 2018, with an increase of 25.7 percent (from 4.9 percent), driven by both Euro area countries and, to a greater extent, non-EU countries, particularly the United States (57.1 percent).
Other sectors with a robust growth in sales are those of food products (6.6 percent from 3.8 percent), textiles and clothing (6.2 percent from 4.3 percent), in particular clothing and leather goods, and other manufacturing activities (3.2 percent from 2.0 percent).
The weakness in transport continues, having slowed in 2018 after five years of robust expansion. Sales fell by 3 percent, due to the large contraction in the car sector (-8.0 percent from -5.5 percent the previous year). The contraction mainly concerns non-European markets (-10.3 percent), in particular the United States (-20.1 percent), China (-24 percent) and Turkey (-6 percent). The fall within the Euro area is significant (by -7.9 percent), particularly in Germany (-6.3 percent) and Spain (-15.8 percent).
Throughout the year, Italy’s trade surplus amounted to EUR 52.9 billion (sharply increasing from EUR 39 billion recorded in 2018), resulting in one of the highest surplus-to-GDP ratios in Europe after Germany, the Netherlands and Ireland.
The outlook for 2020 appeared to be more favourable in relation to the US and China’s announced commitment to duty suspension, scheduled for mid-December, and the signing of the Phase 1 agreement in January this year. The trend of foreign trade in Italy, in fact, was still positive in the first two months of the year. However, the global outbreak of the covid-19 epidemic will have repercussions on trade, as the PMI of foreign orders for manufacturing, which fell from 48.5 points to 36 percent in March, recorded the largest decline since March 2009.
Development of credit
The decline in bank loans to the private sector (-3.2 percent on annual average) continued during 2019 at rates similar to those already recorded in the previous two years. This trend was driven by the contraction in loans to non-financial corporations, which fell by 7 percent (-6.6 per cent the decline in 2018), while lending to households has accelerated, by 1.5 percent in 2019 after 0.7 percent in the previous year (see Focus 'Credit to the private sector: recent developments in Italy').
The most recent surveys confirm a similar dynamic even at the beginning of 2020. Preliminary figures for January, released by the Bank of Italy, show a growing trend in loans to households (2.5 percent), while loans to non-financial corporations continue to decrease (-1.0 percent).This trend is accompanied by still very low, and further decreasing, interest rates: at the beginning of 2020, those applied to households were 1.76 percent (from 1.78 percent in December 2019), while consumer credit interest rate was 7.9 percent. As regards new business loans, the interest rates applied  to non-financial corporations were 1.18 percent (from 1.37 percent in December) with the average rate for loans below the 1  million threshold equal to 1.9 percent, while for those above that threshold the rate is 0.8 percent.

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Credit quality continues to improve and the impact of bad loans has been further reduced. In fact, the contraction of non-performing loans is still sustained, with a marked reduction of 17.4 percent on a y/y basis in January. In particular, during the last year, deteriorated exposures to non-financial corporations have decreased down to represent only the 7.7 percent of total loans (returning to end-2011 values), while households’ suffering corresponds to about 2.5 percent of total loans, a share comparable to that in 2008.

FIGURE II.4: LOANS TO RESIDENTS (as a percentage of total loans)

Source: Bank of Italy.

FOCUS
Credit to the private sector: recent developments in Italy
In 2019, the positive performance of loans to households was driven mainly by new financing for house purchases, while the consumer credit component remained stable.

FIGURE R1: BANK LOANS – RATES OF CHANGE AT 1 YEAR

Note: Data corrected for the effect of securitisations. Source: Bank of Italy.

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Credit support to households for house purchases is reflected in the expansion of the housing market, which in the first three quarters of last year recorded a 5.5 percent increase in the volume of sales for housing compared to the same period of 2018 (ISTAT), while it slowed to 0.6 percent in the last quarter of the year, recording the lowest y/y change in the last 19 months.
On the other hand, according to the available data and the findings of the surveys conducted by the Bank of Italy on financial intermediaries and companies, the reduction in loans to non-financial corporations during 2019, relied mostly on  demand factors rather than on  supply ones.
As far as demand factors are concerned, the weak economic cycle dynamics and the slowdown in investment may certainly have played a role in curbing companies’ demand for credit. In fact, the institutional sector accounts published by ISTAT show that in 2019 gross fixed capital formation of non-financial corporations grew by only 1.1 percent compared to the same period in 2018, when it had increased by 4.9 percent compared to 2017. Moreover, the results of the business surveys at the end of the year show a worsening of the investing conditions in all sectors, and a simultaneous deterioration in the assessment of the economic situation, which remains the most leading factor in business activity throughout 2019.
According to the Bank of Italy’s survey on credit, a further factor in the contraction of the business demand for loans has been the greater use of both self-financing, recorded in particular in the first half of 2019, and of financing channels alternative to bank credit.
From the quarterly accounts released by ISTAT,[53] the sustained profitability of the enterprises in 2018 enabled both the achievement of higher profits and the strengthening of their self-financing capacity, and lasted in the first half of 2019.
In addition, tax incentive measures to encourage the reinvestment of profits in the company, introduced by the Budget Law for 2019, have made the use of equity fiscally more convenient than debt capital. In particular, the new mini-IRES has provided for a new system of subsidised taxation for profits reinvested to increase capital goods and employment, with a reduction of the corporate income rate to 15 percent. The introduction of the new tax system has led companies to increase the provision of profit reserves in 2018 and to make new capital injections in order to benefit from the tax advantage. However, after a first phase of strong attractiveness of the measure in the first half of last year, the complexity of the obligations related to the use of tax reduction has led to a gradual decrease of accessions, leading the legislator to opt for its repeal and the restoration of the previous regime of the Economic Growth Aid (ACE).
In the course of the year, however, there was also a significant use of alternative forms of financing, including the bond market, with a 25 percent increase in the volume of gross placements in the first seven months of 2019 compared to the previous five years (Bank of Italy, Financial Stability Report, 2-2019). However, still the weakness of companies considered to be more risky persists in the bond market, with a 19 percent reduction in the share of their issues over the same period. The net flow of savings used in open mutual funds is also increasing.
Moreover in the stock market, the Italian Stock Exchange reports a record of admissions last year since 2000, with the number of new listings increasing by 41 units compared to 2018, of which 35 only in the segment Initial Public Offering (IPO), representative of the companies that offer securities for the first time after having been admitted to the stock exchange. The result in 2019 brings the number of listed companies to 375 units.[54]

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53 Quarterly government account, household income and savings and company profits.
54 Borsa Italiana data at 23 December.

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On the other hand, the reduction in loans to firms does not seem to have had a significant impact on the tightening of supply criteria, either for rates on new loans or the other parameters applied by the intermediaries for the granting of credit.
In fact, rates on new loans remained relatively stable during 2019 and very close to their historical lows. Stable interest rates have also been encouraged by monetary policy interventions adopted by the ECB since September last year, including the reactivation of the Quantitative easing programme at the pace of EUR 20 billion of monthly purchases of public securities.
The most recent Bank Lending Survey (BLS) of the Bank of Italy shows that in the fourth quarter of 2019 credit conditions to companies remained broadly unchanged after being relaxed in the previous quarter. An increased risk perception by intermediaries in the last quarter of 2019 was compensated by an increase in the degree of acceptance of risk by banks, even in view of the higher competitive pressures in the sector.
According to the companies, on the basis of the results of the interviews carried out in December by ISTAT and the Bank of Italy, opinions on credit conditions remained unchanged at the end of the year, but with different trends between sectors: a worsening in services was counterbalanced by an improvement in industry. In manufacturing, a slight deterioration has been reported, as in previous periods, by small-scale companies and those operating in the construction sector.
For the latter two groups of companies, in fact, a situation of greater risk associated with their increased exposure to bad loans persists. Although the overall level of NPLs at the end of 2019 continued to fall significantly (-17.3 percent over the year), the impact of bad loans in these sectors remains well above the average. In particular in construction, where NPLs still account for 23.2 percent of total loans, while flows of new deteriorated loans between micro, small and medium-sized enterprises respectively account for 3.3 percent, 2 percent and 1.8 percent of total loans (Cerved).

FIGURE R2: NPLS ON TOTAL LOANS BY SECTOR

Source: ISTAT.

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II.3	ITALIAN ECONOMY: PROSPECTS
Scenario under unchanged legislation
The most recent data point out clearly the reversal of the economic cycle after the outbreak of the Coid-19 epidemic at the end of February. Both quantitative statistics and surveys for the first two months of the year were moderately positive, especially for the manufacturing sector, supporting the expectation of a rebound in GDP at the beginning of the year. On the other hand, all signals from soft indicators, including surveys on the climate of confidence of businesses and consumers, trace a sharp reversal of course from March onwards, with a a sharp deterioration of the assessments of the current situation and expectations for the coming months.
The manufacturing sector, following a relatively weak dynamic in 2019, appeared to be recovering at the beginning of the year. In January, the seasonally adjusted index of industrial production showed a strong rebound (3.6 percent m/m), above expectations, back to the levels of June 2019. The upswing was widespread to all sectors, in particular capital goods and intermediate goods. Despite the decline reported in February (-1.2 percent m/m), production grew by 1.2 percent in the first months of the year compared to the average level of the fourth quarter of 2019.
The prospects set out in the first short-term surveys of the year were also encouraging: the manufacturing PMI index, while remaining below the expansion threshold, had recovered fairly in January, remaining broadly stable in the following month (at 48.7 points), when early impacts on foreign trade started to be envisaged, due to difficulties in securing supplies from China, which had weakened the dynamics of orders. Looking ahead, domestic models would have expected a moderately positive trend in industry production over the average of the first quarter.
Particularly positive was the dynamics of the construction sector, whose production, after suffering from adverse weather conditions at the end of 2019, had begun a good recovery, reaching an expansion of 7.9 percent m/m in January, also favored by the particular composition of the calendar of working days. Positive indications were also offered by the residential sector, still supported by low rates on new loans for household purchases. In addition, confidence remained close to its historical highs, already achieved since last year.
As for the services sector, cyclical indicators highlighted a gradual improvement in activity during the first two months of the year following the slowdown in the last quarter of 2019. Sectoral PMI index confirmed the healthy state of the sector (52.1 points) in February, improving further compared to the previous months.
The recovery in economic activity was also reflected in a stronger dynamic of foreign trade. In January, both trade flows recorded an increase, more marked for exports than for imports both compared to the previous month and on a year-on-year basis. Exports posted a strong increase of 2.7 percent m/m after two consecutive months of decline, mainly due to sales to non-EU countries for shipbuilding, as occurred in the autumn of the previous year. Imports traced a good dynamic too, with an increase of 1.7 percent, both compared to the previous

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month and on a year-on-year basis, reflecting the recovery of domestic demand. Trade flows to non-EU countries offered preliminary indications on February, confirming the expansionary path for exports (0.6 percent m/m), whose slowdown was driven only by the fall in energy products.
On the consumer side, the January ISTAT survey indicated a marked improvement in the confidence climate in all its components, bringing the overall index to the level of 111.8. Household sentiment was also supported by still favourable conditions in the labour market. Improvement in confidence edged slightly down in the following month (111.4 in February), when, in the face of still positive assessments for the personal and current situation, weaker expectations for the future situation arose.
It seems clear, therefore, that if the black swan of the epidemic crisis had not materialised, the Italian economy could have experienced a gradual improvement in growth this year. This recovery would have led to a modest expansion in the first quarter of the year, making attainable the annual growth target of 0.6 percent forecasted in the Update to the Stability Programme in September 2019.
The distress of the epidemiological emergency has completely altered the normal course of the social and productive life of the country: the priority need to limit infection has led the Government to adopt increasingly stringent containment measures. The first intervention was approved at the end of February, imposing restrictions on educational, cultural and recreational activities in the most affected areas of northern Italy, then extended in their scope, including sectoral ones, to the whole national territory with the DPCM of 9 March. Finally, with the DPCM of 22 March, the further closure of all non-essential production activities throughout the country was set out from 25 March. The validity of the measure was subsequently extended from 3 April to 3 May.
On the supply side, this led to an abrupt shutdown of activity in many sectors, only partially mitigated by the use of agile work by companies whose activity made this alternative viable. The cessation of activities and social distance measures have had a very strong impact, in particular on the services sector, in particular those in the areas of passenger transport (primarily air transport), tourism (accommodation, catering and related services) and leisure activities, retail trade and many personal services.
As regards industry, the impact of the crisis on this sector was initially lower than that on services, however, it became relevant when the restrictive measures provided for in the above-mentioned DPCM of 22 March and subsequent extensions were necessary.55 ISTAT estimates that businesses active in sectors whose activities have not been suspended are just under 2.3 million out of 4.5 million (48.7 percent of the total), and generate about two thirds of the total value added (approximately EUR 512 billion) and 53.1 percent of total exports. Industry could also face difficulties in supplying imported goods, as the return to normal production rates could take place with different timings between the different

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55 Written memory of the National Statistical Institute — Examination of DL A.S. 1766 — Conversion into Law of DL 17 MARCH 2020, No. 18. https://www.istat.it/it/archivio/240199.

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countries that faced the health emergency at a later point in time compared to Italy.
On the demand side, the same social displacement measures are leading to an inevitable contraction of certain categories of consumption, which could in part continue even after the restoration of normal conditions due to the decrease in disposable income and changes in consumer behaviour. In addition, exports of goods and services will also suffer heavily from the ongoing emergency, which is now widespread on a global scale. In any case, the volumes of expenditure not carried out at this stage may not be fully recoverable in the future (e.g. tourism activities losses during spring 2020).
In this context, which is still very uncertain, as there is still no quantitative data that can provide an accurate measurement of the first consequences of the epidemiological shock, the forecast of the baseline scenario is defined on a monthly path in order to capture as accurately as possible ongoing developments.
To this end, reference is also made to all the indications from the latest available business surveys which, as mentioned above, show a drastic decline in economic activity and a marked deterioration in confidence of households and business from March onwards. The survey carried out by ISTAT between households and businesses in the weeks between 2 and 13 March, i.e. in the days immediately following the adoption of the first measures to contain the epidemic, clearly showed the deterioration of the sentiment of both groups, especially with regard to the prospective components. For households, the decline in the index (to 101.0 points from 110.9 in February) was affected by the worsening of economic climate assessments and future expectations. Similarly, for all enterprises (the composite index of which fell to 81.7 points from 97.8 in February), the most vulnerable factor is the fall in orders. Services and retailing confirm themselves the most affected sectors, but manufacturing is also experiencing a heavy fall back, while the worsening of the climate in construction is lower.
A similar trend is pointed out by sectoral PMI indices. The manufacturing indicator collapsed beyond expectations to 40.3 points (from 48.7 in February) due to the sharp deterioration of operating conditions, as a result of restrictive measures on business activity, and the worst drop in order level in eleven years. The drop in new orders plunges also the services’ index, that in the same period stands at 17.4 points (from 52.1 in February), largely exceeding expectations. This has been the fastest contraction in the index over the last 22 years. The collapse of orders does not spare even the construction sector whose sectoral index loses almost 35 points to 15.9 points from 50.5 in February, with the sharpest decline in the non-residential sector. Construction companies’ confidence in the activity of the next 12 months falls to the level of February 2009, when the global financial crisis was at its peak.
In addition, preliminary information on the trend in the turnover of companies, deduced from the monitoring of electronic invoicing, confirms that there has been a significant decline in the activity since the second half of March. Although VAT invoicing is by nature subject to high volatility and could at this stage be influenced by contingent, including administrative factors, such information is in any event useful to observe trends across the different economic sectors horizontally. This analysis confirms that the most affected sectors are

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tourism, retail, entertainment and personal services. In line with expectations, sectors such as chemicals and pharmaceuticals are resilient.
Therefore, in the baseline scenario, the fall in GDP is expected to be very pronounced in March. Subsequently, it is expected a further decline in April, followed by an improvement in the economic situation from May onwards.
This leads to a sharp decline in GDP in the first half of the year, more marked in Q2 than in the first quarter, due to both the temporal evolution of the epidemiological crisis and the consequent containment measures and to the still favourable start of the year.
The measures taken by the government to curb the spread of the virus and protect businesses and employment could facilitate a fairly rapid recovery of economic activity as soon as the health crisis has returned. As a result, a partial recovery in GDP is expected from the third quarter, which will continue until the end of the year.
In order to mitigate the impact on the economic system and above all to avoid the risk that this temporary shock could affect the country’s medium to long-term growth potential, the Government intervened decisively in support of businesses and households, using all available channels.
With the Decree-Law issued on 17 March, making full use of the margin authorised by the Parliament, first support was given to the economic system focusing on four main areas of intervention:
1.	the strengthening of the health system;
2.	the protection of labour and incomes;
3.	the liquidity of businesses and households;
4.	the suspension of the deadlines for the payment of taxes.
The measure is described in detail in paragraphs I.1 and IV.5 of this document. The fiscal policy measures implemented both through direct investment of resources in the economic system and through the creation of a large scheme of guarantees for private sector loans, aim to offer relief to households and businesses in the most acute phase of the crisis, but also, and above all, to preserve jobs and enterprises, to let them restart quickly once the epidemic is over.
Estimates of the econometric models estimate a positive impact of these interventions by around 0.5 percentage points of GDP, that reduces the shock of the pandemic crisis.56 The scale of the impact is the result of the assessment of direct effects only and does not consider the positive effects linked to the preservation of employment and production.
Overall, as for 2020, real GDP is expected to drop by eight percentage points. Real GDP recovery in 2021 is projected to be +4.7 percent.The partial recovery is explained by the fact that the no policy change scenario assumes the increase in VAT rates currently set to enter in force as from 1 January 2021.

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56 See in this regard the information detail in the Focus “The forecast errors for 2018 and the revision of the estimates for 2020 and the following years”.

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Despite the expected rebound in the second half of this year, however, GDP is expected to not fully recover next year the level reached at the end of 2019.
On the supply side, this scenario foresees a significant drop in the value added of market services in the current year, followed by a rebound in the following year. The impact of the crisis on sectors such as tourism, transport and entertainment, whose recovery margins in the second half of 2020 are much more limited than those of other activities, and the impetus generated by the crisis in other areas such as chemical-pharmaceuticals, health and private care, telecommunications and high-tech services, should be considered in the wide range of activities covered by this sector. Between these two extremes fall the other types of services, some of which have managed to preserve their own lines of activity by using telematic working methods, which are estimated to be able to count on a recovery in line with that of the other production sectors in the second part of the current year.
For industry, the partial blockade of production activity in March and April results in a marked loss of value added in the first half of the year, especially in the second quarter of 2020. The recovery is likely to be gradual, slowed down by uncertainty factors that may affect investment and production decisions. A marked decline is expected in the construction sector, affected by the temporary closure of the building sites and characterised by a slower recovery.
On the domestic demand side, private consumption will fall sharply in the current year, as a result of both social containment measures and loss in disposable income. In any case, the latter is expected to be more contained than that of household expenditure, whose propensity to save consequently increases by more than 13 percent on an annual basis. Consumption will partially recover next year, when the no policy change scenario includes the higher tax burden due to the VAT hikes. On the contrary, public consumption is expected to increase moderately in 2020 and 2021, also as a result of the response to the crisis. The contribution of net foreign demand, following the decline in the current year, will return positively in 2021.
Investment is expected to fall sharply in 2020 (-12.3 percent), with respect to which the negative impact of the suspension of production activities is amplified by high uncertainty and the collapse of expectations and confidence. On the external side, given the global dimension of the pandemic crisis, trade flows are expected to show similar trends as in the previous global crisis in 2008-2009. The contribution of net external demand, following the decline in the current year, will return positively in 2021.
As for prices, the contraction in domestic demand together with the fall in the cost of energy products leads to a fall of 0.2 percent in the consumption deflator, the dynamics of which had already been weak last year and at the beginning of 2020. However, the GDP deflator is estimated to be 1.0 percent, mainly due to a marked decline in the import price trend, also influenced by the oil price projections. In the following year, domestic inflation dynamics in the no policy change scenario are affected by the increase of VAT rates.
In view of the deeply changed macroeconomic environment compared to the scenario outlined in the autumn forecasts, the estimate for planned inflation in the current year has been updated and it is now expected to be -0.2 percent.

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As far as the labour market is concerned, for the current year the decrease in employment recorded by national accounts and labour force is expected much lower than that of the real economy and of just over 2 percent, thanks to the large use of shock absorbers of the Extraordinary Integration Fund and, above all, the one in derogation, exceptionally extended within the scope of the decree “Cura Italia” and subsequent interventions. On the other hand, the expected contraction for Full Time Equivalent employment (FTE) and hours worked, which do not take account of shock absorbers, are expected to drop by 6.5 percent and 6.3 percent respectively.
Despite the sizable measures to protect employee employment adopted by the Government, in fact, the crisis will inevitably affect some types of jobs, in particular seasonal ones and employees with fixed-term contracts. On the other hand, the impact on self-employment should be more limited, as Labour Force survey includes also workers who declare their activity only temporarily suspended or not interrupted for more than three months. In addition, in many service sectors, as well as in several industrial sectors, especially large ones, the use of agile forms of work will help maintain employment levels.
The labour market will gradually improve in the following year in line with the recovery in economic activity. As a result, the unemployment rate declined to 11.6 percent in 2020 and partially recovers to 11.0 percent in 2021.
This dynamic results in a rather large decline in productivity in the current year (-1.7 per cent), followed by a rebound in 2021.
The no policy change macroeconomic forecast was validated by the competent Parliamentary Budget Office on 16 April 2020, at the end of the interlocutions provided for in the UPB-MEF Memorandum of Understanding of 15 September 2014.
Compared to this scenario, the risks of forecasting clearly focus on the possible worsening of the epidemic dynamics in the current year and on how it may also affect the results of next year.
It is clear that this year’s average growth will depend not only on the intensity of the fall of the product in March and April, but also on the duration of the blocking period of many production activities and on how quickly it will return to normal in Italy and in our trading partner countries. Where it was necessary to maintain very restrictive containment measures for a long time, this would lead to a greater decline in economic activity even in May, with the consequent worsening of the expected fall in GDP in Q2.Alternatively, or in addition to this, a resurgence of the epidemic in the autumn months would cause further product loss and delay the expected recovery phase57 in the baseline scenario.
In addition, other European countries, including many of Italy’s main trading partners, are experimenting the emergency experienced in Italy since the end of February with a delay of a few weeks: if this delay were also reflected in the times for the restoration of the ordinary productive activity of the enterprises, this would hinder the resumption of foreign demand for our products and could create difficulties in supplying our productions. Again, the continued weakness of

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57 See in-depth study of the appropriate box “A risk (or sensitivity) analysis of exogenous variables”.

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foreign demand would weaken the expected positive contribution of net exports especially in the third quarter, affecting the recovery and making drag on growth next year.
In the medium term, it will also be important to ensure the maximum effectiveness of the interventions adopted by the Government so that the economic losses to be faced this year remain temporary and do not affect the productive system and the growth potential of the economy to a structural extent. In particular, it is necessary to avoid a downsizing of the company’s fabric and to protect employment.

FOCUS
Forecast errors for 2019 and revision of estimates for 2020 and following years [58]
This analysis’ aim is twofold: the forecast error assessment for the 2019; an analysis of the revision of the growth forecasts for 2020 and the following year. In both cases, the comparison is made with the estimates released in the Update to the Stability Programme of last September.
Table R1, column Delta 2019, shows the forecast error for 2019 i.e. the deviations between the forecast formulated in September and the final data published by ISTAT in March. Macroeconomic projections for 2019 were released in September and included results up to the second quarter of 2019, while ISTAT data published in March include information on the second part of last year and the revision of the historical series for previous quarters.[59]
With regard to GDP, the ISTAT final figures were slightly above the forecast (0.2 percentage points). The growth above expectations is mainly linked to (i) the revision of the quarterly profile of 2018 which entails a higher carryover effect on 2019 and (ii) an upward revision of the first two quarters of 2019. Instead, the result lower than expected of the last part of the year adversely affects the final print. As arises from the analysis of the components of aggregate demand, which show a growth rate of investment and foreign demand worse than expected, the Italian economy has been particularly penalised by the global slowdown in the manufacturing sector caused by trade tensions. In particular, the production of investment goods in Italy is closely linked to world demand and to the supply chains in which Germany is more involved. On the other hand, household consumption was in line with the estimates. As for prices, consumer ones were lower than expected, reflecting the fall in import prices. The GDP deflator was in line with the forecasts.
Since the end of February, also in Italy, after China, the emergency linked to the spread of covid-19 has materialized. The epidemiological crisis is having a strong and rapid negative impact on the economy. These exceptional circumstances require an analysis necessarily different from the ordinary ones about the revision of the macroeconomic scenario for 2020 and the following year.
The analysis shall be as follows: we first consider the change in the carryover effect deriving from 2019, then we take into account the deltas deriving from the new assumptions on the international scenario. There are two other factors to consider: the impact of the Law Decree “Cura Italia” approved by the government to deal with the crisis and the direct effects of social distancing and lockdown.

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58 This box refers to quarterly economic accounts data published on 4 March 2020 which are seasonally adjusted and corrected for working days.
59 It should be recalled that in September the quarterly ISTAT data referred to the series prior to the national accounts audit.

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TABLE R1: MACROECONOMIC SCENARIO KEY VARIABLES (seasonally adjusted data)
	Forecast 2019			Forecast 2020			Delta – Carryover effect	Delta – International scenario	Delta – Decree Law 18/2020 Impact	Delta – lockdown effect
	Update 2019	ISTAT data	Delta 2019	Update 2019	DEF 2020	Delta 2020	(a)	(b)	(c)	(d)
MACRO ITALIA
GDP	0.1	0.3	0.2	0.6	-8.1	-8.8	-0.3	-2.0	0.5	-6.9
Household consumption	0.4	0.4	0.0	0.7	-7.2	-7.8	-0.2	0.1	0.4	-8.1
Government consumption	-0.2	-0.4	-0.2	-0.2	0.7	0.9	0.1	0.0	1.0	-0.3
Gross fixed investment	2.1	1.4	-0.7	2.2	-12.3	-14.5	-1.4	-3.2	1.0	-10.9
Exports of goods and services	2.8	1.4	-1.4	2.2	-14.5	-16.7	-0.2	-9.1	0.0	-7.4
Imports of goods and services	0.7	-0.2	-0.9	2.3	-12.9	-15.1	-1.3	-3.7	0.2	-10.3
GDP deflator	0.9	0.9	0.0	1.3	1.0	-0.3	0.0	0.0	0.0	-0.3
Private consumption deflator	0.8	0.5	-0.2	1.0	-0.2	-1.3	-0.3	-1.1	0.0	0.2
Source: ISTAT ad MEF estimates

Column ‘a’ indicates the difference in the carryover effect of 2019 on 2020 between the estimated value in September and the final value released by ISTAT; summing up, this value shows how much the annual forecast for 2020 would have changed including only the update of the 2019 data and leaving unchanged the previous growth hypotheses in each quarter of 2020. For GDP growth, the carryover effect difference is negative and equal to -0.3 percentage points. On the carryover effect weighs the result lower than expected for 4Q19 (-0.3 percent q/q).
The revision of the international scenario compared to September is explained in column (“b”) which shows the impact on the main variables estimated by the econometric model of the Treasury Department. The effect of the new international scenario is negative because it reflects the supply and demand shock caused by the global epidemiological crisis which was widely discussed in paragraph 2.1. As a result, there is a significant downward revision of the world demand for Italy.
Then there is the impact of LD 18/2020 (column c) that the Government issued on 17 March in order to tackle the negative economic impact on the economic activity of the pandemic crisis. With the aforementioned decree, the Government allocated EUR 25 billion to four main areas of intervention: the strengthening of the health sector, the protection of labour and incomes, the liquidity of businesses and households and the suspension of deadlines for paying taxes. The impact on general government net borrowing is EUR 20 billion.
All these measures assessed using the ITEM econometric model indicate a positive impact on the economy of 0.5 percentage points. The assessment is in line with those disclosed by the UPB for the same measure.[60]
The column (d) shows the impact of the direct effects of the lockdown implemented since March and the increased level of uncertainty on the whole economy. The effect on GDP is equal to -6.9 percentage points.

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60 https://www.upbilancio.it/memoria-del-presidente-dellUPB-on-ddl-AS-1766-conversion-of-dl-17-March-2020-n-18/#more-6404

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The estimate takes into account 8 weeks of lockdown of economic activity and is in line with the results of the main analysts who estimate a loss of 0.75 points of GDP per week of locking the activity.[61]
Table R2 provides a summary of the impacts on GDP growth of the new international scenario, in comparison with the assumptions of the Update to the Stability Programme released in September 2019.
The dynamics of foreign demand weighed for Italy, due to the global implications of the epidemiological crisis, is declining significantly this year. Estimates for 2020 have been revised downwards from 1.9 percent to -9.5; foreign demand is estimated to increase by 11 percent in 2021 (from 3.0 percent in September). Consequently, the impact of world demand on Italian exports and on GDP is negative in 2020 (-2.5 percent) and positive in 2021 (1.1 percent).
In the last months of 2019 oil prices fluctuated around USD 65 per barrel, touching at the end of the year peaks of USD 70. The epidemiological crisis and the increasingly concrete prospects of a global recession, as well as the lack of agreement between the producing countries on quotas, led to a sharp fall in crude oil prices starting in March when it reached the minimum point of USD 23 at the end of the month. Recent announcements of bid restrictions have helped to raise prices, which are around USD 33. The current projection based on futures contracts predicts low oil price levels also in 2021.[62] Compared to September, the price level is on average around USD 18 in the two-year period. This would have a positive impact of 0.5 percentage points on GDP in 2020.
On the exchange rate side, a technical assumption has been adopted for the projection of currencies which implies that the exchange rate remains unchanged over time and is equal to the average of the last 10 working days ending on 26 March. The actual nominal exchange rate, compared to September, implies a higher appreciation of the euro vis-a-vis to other currencies by 0.7 percent in 2020. The macroeconomic impact is negative by 0.1 percentage points on GDP growth in 2020 and 0.2 percentage points in 2021.
The interest rate profile on government bonds is less favourable for the economy in the two-year period, in particular in 2021; in the same year, the spread between BTP and the 10-year Bund is likely to increase and would reach levels slightly higher than bank rates. The econometric model estimates that these factors have no effect on growth in 2020, while they would have a negative impact on GDP of 0.1 percentage points in 2021.
Overall, the new international scenario is less favourable than in September in 2020 as a result of the slowdown in world demand, only partly offset by the benefits of the reduction in oil prices.

TABLE R2: EFFECTS ON GDP OF ASSUMPTIONS ON INTERNATIONAL EXOGENOUS VARIABLES COMPARED TO UPDATE TO THE STABILITY PROGRAMME 2019 SCENARIO (impact on growth rates)
	2020	2021
World trade	-2.5	1.1
Nominal effective exchange rate	-0.1	-0.2
Oil price	0.5	0.9
Interest rate assumptions	0.0	-0.1
Source: MEF estimates.

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61 For comparison see: Svimez (April 2020)
http://lnx.svimez.info/svimez/wp-content/uploads/2020/04/svimez_impatto_coronavirus_bis.pdf;
Confindustria (March 2020):
https://www.confindustria.it/home/centro-studi/temi-di-ricerca/congiuntura-e-previsioni/tutti/dettaglio/rapporto-previsione-economia-italiana-scenari-geoeconomici-primavera-2020.
62 Reference is made to the average future quotations in the last ten working days ending on 26 March 2020.

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FOCUS
A risk (or sensitivity) analysis on the exogenous variables
In the previous sections of the document it is shown how the covid-19 shock and the evolution of the exogenous variables of the international economic framework contribute to outline the forecasts for the Italian economy over the current and subsequent years.
However, it is clear that a very high degree of uncertainty surrounds the duration and intensity of the health emergency as well as the effectiveness of measures to combat the spread of the virus, including the possibility of quickly developing a vaccine or other medical remedies. This leads to a wide range of possible outcomes as regards the extent of the fall in output and the subsequent recovery and, in general, the evolution of economic and financial aggregates.
For these reasons, with regard to both the duration of the health emergency related to the pandemic shock and the evolution of the international variables of the reference scenario, some hypotheses are considered here that differ from those adopted in the unchanged legislation macroeconomic framework.
In particular, some alternative scenarios with reference to both the evolution of the pandemic and the profile of the main exogenous variables have been simulated with the econometric model ITEM. For each of these variables a different profile has been assumed, thus assessing, distinctly for each factor, the impact on the profile of the Italian GDP. Five alternative scenarios have been designed. The first two relate to the risk of a longer duration of the health emergency. In particular, it is assumed that in October and November a new production lockdown is needed due to a further wave of virus infections. In addition, it is assumed that the discovery of a vaccine or an effective medical treatment occurs later than expected, around the spring of 2021. In the first case, the focus is on the effects of the further lockdown on international trade with the consequent delays in the recomposition of global value chains. This scenario was captured by a fall of world demand in 2020 (trade weighted for Italy) even more pronounced than that assumed in the main framework (equal to -12 percent and -9.5 percent, respectively) and a less pronounced recovery in 2021, with a percent change in world demand of 7.7 percent (compared to 11 percent of the reference scenario).
The second simulation refers to the effects of the new block of national production caused by the protracted health emergency in Italy. This would result in a sharp decrease of economic activity in the fourth quarter of 2020, contrary to the main scenario which, for the same quarter, foresees a sharp increase in GDP. Moreover, in this scenario the most vigorous recovery would be shifted forward, to the third quarter of 2021.
In shaping the unchanged legislation macroeconomic scenario some estimates drawn from the sectoral model MACGEM-IT were used too. The latter concerned the effects on turnover of the production block whose duration varies by product type, ranging from 45 to 150 days. Estimates of the contractionary effects of a new 60-day lockdown at around October have been used in outlining the risk scenario.
With regard to exchange rates forecasts, in the main macroeconomic framework the technical assumption that exchange rates levels are maintained constant over the forecast horizon is adopted.[63] In the alternative scenario, starting from 2020 an appreciation of the euro vis-à-vis the dollar is assumed, which, in 2021 would be around 8 percent compared to recent values recorded over the last ten days. This scenario features an appreciation of the nominal effective exchange rate of around 1.1 percent in 2020, higher than that of the baseline set-up. In the following year, the appreciation of the euro (that is, the annual change in the nominal effective exchange rate) would be 4.7 percent, as opposed to the invariance of the exchange rate in 2021 in the main scenario.

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63 In particular, the average value of the most recent daily quotations is considered with reference to the last ten working days.

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The fourth risk scenario concerns oil prices. The main forecast is based on the prices of crude oil futures contracts and indicates a marked fall in oil prices in 2020, which would average USD 38.3 per barrel, compared to USD 64.3 in 2019, and a slight increase in prices in 2021, which would amount to USD 39.6 per barrel. In the alternative scenario, starting in the second half of 2020 crude oil price levels are assumed to be higher. In 2020, crude oil prices in the alternative scenario were placed at USD 45.8 per barrel but would reach USD 65.5 in 2021.
Finally, an alternative scenario for the financial conditions of the economy is considered, suggesting a scenario of greater tension in the markets, where the ten-year BTP rate of return in 2021 would be 100 basis points higher than the corresponding levels of the baseline scenario. In this context, the higher BTP-Bund spread would be partly shifted to the interest rates applied by banks to customers, making credit conditions to the private sector more unfavourable.
The results of the sensitivity analysis on the unchanged legislation framework to take account of the uncertainty elements are given in Table R1. The most marked fall in world demand as a result of the continuation of the external production block would further weaken the Italian economy with a negative effect on the rate of change of the product in the two-year period 2020-2021.
In particular, the negative impact on GDP growth compared to the baseline scenario would be -0.4 percentage points in 2020 and -1.2 percentage points in 2021. In the scenario where a second production lockdown is necessary in Italy between October and November for a second wave of infection, the reduction in GDP growth compared to the baseline scenario was 2.3 percentage points in 2020 and 1.2 percentage points in 2021. Overall, it is estimated that a new lockdown in autumn 2020 at national and international level would lead to a deterioration in growth of 2.7 points in 2020 and 2.4 points in 2021. The appreciation of the euro (in particular the effective nominal exchange rate for the Italian economy) and the increase in the price of oil would also pose additional risks for the evolution of the Italian economy in the coming years. As far as the financial conditions of the economy are concerned, the most unfavourable scenario for the year 2021 would result in a further reduction in the rate of GDP growth of 0.1 percentage points compared to the baseline scenario.

TABLE R1: IMPACT OF RISK SCENARIOS ON GDP (IMPACT ON GROWTH RATES)
	2020	2021
1a. Autumn lockdown - World trade	-0.4	-1.2
1b. Autumn lockdown - Internal demand	-2.3	-1.2
2. Nominal effective exchange rate	0.0	-0.6
3. Oil price	-0.1	-0.9
4. Assumption of worsened financial conditions	0.0	-0.1
Source: MEF estimates

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TABLE II.1 BASIC ASSUMPTIONS
	2019	2020	2021
Short-term interest rate (annual average)	n.a.	0.37	0.92
Long-term interest rate (annual average)	1.94	1.43	2.00
USD/€ exchange rate (annual average)	1.12	1.09	1.09
Nominal effective exchange rate	-0.65	0.75	0.28
World excluding EU, GDP growth	3.60	0.51	5.78
EU GDP growth	1.4	-4.4	7.1
Growth of relevant foreign markets	1.5	-9.5	11.0
World import volumes, excluding EU	-1.0	-6.7	5.7
Oil prices (Brent, USD/barrel)	64.3	38.3	39.6
(1) Short-term interest rate is the average of the rates applied to 3-month government bonds issued during the year. Long-term interest rate is the average of the rates applied to 10-year government bonds issued during the year

TABLE II.2.a MACROECONOMIC PROSPECTS
	2019		2020	2021
	Level (1)	% change	% change	% change
Real GDP	1723515	0.3	-8.0	4.7
Nominal GDP	1787664	1.2	-7.1	6.1
Components of real GDP
Private final consumption expenditure (2)	1047796	0.4	-7.2	4.0
Government final consumption expenditure (3)	317277	-0.4	0.7	0.3
Gross fixed capital formation	314665	1.4	-12.3	4.3
Changes in inventories and net acquisition of valuables (% of GDP)		-0.6	-0.7	0.2
Exports of goods and services	546634	1.2	-14.4	13.5
Imports of goods and services	501978	-0.4	-13.0	10.0
Contributions to real GDP growth
Final domestic demand	-	0.4	-6.5	3.3
Changes in inventories and net acquisition of valuables	-	-0.6	-0.7	0.2
External balance of goods and services	-	0.5	-0.8	1.2
(1) Millions.
(2) Final consumption of households and non-profit private social institutions serving households (NPISH).
(3) General government final consumption.
Note: Discrepancies, if any, are due to rounding

TABLE II.2.b PRICES
	2019		2020	2021
	Level	% change	% change	% change
GDP deflator	103.7	0.9	1.0	1.4
Private consumption deflator	102.6	0.5	-0.2	1.7
HICP	103.2	0.6	-0.2	1.7
Planned inflation			-0.2
Public consumption deflator	105.9	0.8	2.1	1.0
Investment deflator	102.6	1.0	0.1	1.7
Export price deflator (goods and services)	103.4	0.6	-0.2	1.1
Import price deflator (goods and services)	101.6	-0.2	-2.7	1.7

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TABLE II.2.c LABOUR MARKET DEVELOPMENTS
	2019		2020	2021
	Level (1)	% change	% change	% change
Employment, persons	25,500	0.6	-2.2	1.0
Employment, hours worked	43,804,247	0.4	-6.3	3.7
Unemployment rate (%)		10.0	11.6	11.0
Labour productivity, persons	67,590	-0.3	-5.9	3.7
Labour productivity, hours worked	39.3	-0.1	-1.8	1.0
Compensation of employees	720,317	2.0	-5.7	4.6
Compensation per employee	41,968	1.6	0.7	1.0
(1) Units of measurement: thousands of units for employed in national accounts and total hours worked; euro at constant values for labour productivity; millions of euro at current values for compensation of employees and euro for labour costs.

TABLE II.2.d SECTORAL ACCOUNTS
	% of GDP
	2019	2020	2021
Net lending/net borrowing vis-à-vis the rest of the world	2.9	2.6	3.3
- Balance on goods and services	3.1	2.7	3.6
- Balance of primary incomes and transfers	-0.1	0.1	-0.1
- Capital account	-0.1	-0.1	-0.1
Net lending/net borrowing of the private sector	4.5	9.7	7.6
Net lending/net borrowing of general government	-1.6	-7.1	-4.2

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III.	NET BORROWING AND PUBLIC DEBT
III.1	NET BORROWING: FINAL DATA AND TREND FORECASTS
Results achieved in 2019
The provisional estimates notified by ISTAT to Eurostat1 at the end of March set the ratio of general government net borrowing to GDP to 1.6 percent in 2019, the lowest estimate in the last twelve years, with an improvement of about 0.6 percentage points from the result of 2.2 percent in 2018. In absolute terms, the general government net borrowing was EUR 29.3 billion, a level almost EUR 9.5 billion lower than in 2018.
The deficit estimate is much better than the 2019 policy-scenario objective, set at 2.4 percent of GDP in the DEF 2019 and subsequently revised to 2.2 percent in the Update to the Stability Programme. The result is almost entirely attributable to tax revenues, which were more than EUR 10 billion higher than the September forecasts. In addition, the estimate of nominal GDP in 2019 was around EUR 3.8 billion higher than the Update to the Stability Programme forecast, apart from revisions to previous year levels, which resulted in an overall revision of EUR 4.5 billion in 2019.
The improvement in the balance compared to 2018 reflects both the decrease in interest expenditure, estimated at around EUR 4.3 billion, and an improvement in the primary surplus, which grew by about EUR 5.2 billion.2
Interest expenditure continued to decline for the seventh consecutive year, amounting to EUR 60.3 billion. The ratio of interest expenditure to GDP fell from 3.7 percent in 2018 to 3.4 percent in 2019, below the target set in the DEF of last April (3.6 percent of GDP). The reduction is in line with the forecast formulated in September 2019.
The primary surplus rose to 1.7 percent of GDP in 2019, with an annual improvement of around 0.3 percentage points. The result exceeds the policy-scenario objective, increased from 1.2 percent of GDP in the DEF 2019 to 1.3 percent of GDP in the Update of last September.
Maintaining a high primary surplus was an important mitigating factor for the dynamics of the general government debt ratio. According to the most recent data published by the European Commission, Italy remains among the countries with

____
1 ISTAT, ‘Notification of net borrowing and general government debt in accordance with the Maastricht Treaty’, 22 April 2020.
2 The revisions of the historical series carried out by ISTAT for the years 2016-2018, due to the consolidation of the basic information compared to those available in September 2019 and the reclassification of some institutional activities in the general government sector, leave unchanged the incidence of deficits, primary surplus and passive interest on GDP. See ISTAT, ‘The quarterly government account, household income and savings and company profits’, 3 April 2020.

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the primary surplus above the average of the Euro area (0.9 percent of GDP) and the European Union (0.7 percent of GDP).3 The ratio of primary surplus to GDP in the period 2010-2019 in our country was on average among the highest in the Euro area, equal to 1.4 percent.
In 2019, total revenues stood at 47.1 percent of GDP, up from 46.3 percent in 2018. Current revenues reached 46.9 percent of GDP, as a result of the increase in social security contributions (+ 3.2 percent), direct taxes (+ 3.4 percent) and indirect taxes (+ 1.4 percent). Among direct taxes, the PIT recorded a higher growth than that of the economy, driven by withholding taxes on employees (both for civil servants and private employees), which compensates for the reduction in withholdings on self-employed. These results stem from the development of the labour market, which is positive despite the slowdown in the economy as a whole. The increase in both the number of employees and gross wages per capita contributed to an increase in the tax base.
Among indirect taxes, VAT revenues also show significant growth, driven by the domestic transactions component. However, in this case, the increase in revenue is not explained by a significant increase in the tax base, but has benefited from regulatory innovations, such as the introduction of the electronic invoicing obligation4 in force since 1 January 2019 for supplies of goods and services between resident entities. The increase in VAT revenue on domestic trade offsets the reduction in VAT on imports.
In addition, revenue dynamics is related to the positive trend of CIT, substitute taxes, as well as Lotto tax and lotteries.
The negative annual change in capital taxes (-21.5 percent) offset the increase in current revenues to a limited extent, as their impact on GDP is limited (0.1 percent). The fiscal pressure in 2019 therefore stood at 42.4 percent, up from the previous year, in which it had been 41.9 percent, and compared with the forecasts under existing legislation in the 2019 planning documents, which placed it at around 42 percent.
In 2019, the primary expenditure, i.e. total expenditure net of interest payments, increased by 2.2 percent on an annual basis, while its ratio to GDP, of 45.3 percent, increased by almost 0.5 percentage points compared with 2018. The change in current primary expenditure was similar, 2.1 percent in nominal terms and almost 0.4 percentage points in terms of GDP, driven by cash social benefits (+ 3.7 percent) inclusive of measures relating to ‘Quota 100’ and Citizenship income. Wages of employees grew at a rate of 0.4 percent, supported by employment dynamics for new recruitment in the public sector and by the increases foreseen by the contract renewals in 2019.
Capital expenditure increased by 3.6 percent in 2019, compared with a fall of 11.7 percent in 2018, allowing this item of expenditure to rise to 3.4 percent in GDP. Gross fixed capital formation has grown by 7.2 percent, a positive figure related to the restart of extraordinary interventions for the safety and maintenance of infrastructures, in particular for the contrast to hydrogeological risk and on the road network for which a 0.18 percent of GDP budgetary flexibility

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3 AMECO data.
4 2019 Budget Law, art. 1 c. 909.

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has been requested to the European Commission.5 This rate marks a reversal of the trend compared to the previous three years: public investment fell by 1.3 percent in 2018, while in 2016 and 2017 by 1.9 percent per year. With the exception of 2015, public investment recorded significant reductions in the years 2010-2014, which amount to an average of 8 percent per year. The positive change in 2019 is also well beyond the expectations of last April (+ 5.2 percent) and is close to the trend updated in September (+ 7.7 percent). The level of public investment therefore rises to 2.3 percent of GDP, from 2.1 percent in 2018, returning to the level of 2015. However, there is a gap of about 1.4 percentage points of GDP (which corresponds to an expenditure gap of more than 17 billion) compared to the peak of 3.7 percent reached in 2009.
The strong decline in the gross fixed capital formation of the general government sector, which started with the arrival of the economic and financial crisis, has led to a process of sharp divergence from Germany and France. If public investment is measured as a ratio to the economic dimension of the countries concerned, there is, on the contrary, convergence towards steady lower levels, between 2.1 percent and 2.5 percent, with the only exception of France, which accounts for 3.5 percent of GDP.
Capital transfers to investment also increased in 2019, although at a rate of 2.3 percent, which corresponds to an unchanged level as a ratio to GDP of 0.8 percent.

FIGURE III.1: GROSS FIXED CAPITAL FORMATION OF THE GENERAL GOVERNMENT (data at current prices)

Source: AMECO data. Since 2016 ISTAT data for Italy.

Unlike gross fixed capital formation, these transfers, after the fall in 2016, have returned to growth since 2017.

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5 See the focus ‘Expenditure incurred for exceptional events in 2019’.

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FOCUS
Analysis of VAT revenues in 2019
This focus analyses the trend in VAT revenues in the past year on the basis of two approaches. The first, of a macroeconomic type, is based on the estimate of the elasticity of VAT on domestic transactions to the tax base and provides a measure of residual revenue, not explained by the trend of the reference macroeconomic variables. In this first part of the focus, theoretical VAT revenue refers to the share estimated by applying the elasticity to the change in the tax base. The second analysis applies the standard method of quantifying the VAT gap to show the results in terms of compliance, based on the difference between the theoretical VAT revenues estimated from the national accounts and the total VAT revenue based on economic accrual.

Trend in VAT revenues on domestic transactions in 2019
In 2019, the tax revenues of the State budget, assessed according to the accrual criterion, are estimated at EUR 471,622 million (+ 1.7 percent compared to 2018), of which EUR 252,284 million from direct taxes (+ 1.8 percent) and EUR 219,338 million from indirect taxes (+ 1.5 percent). The increase in indirect taxes was driven by VAT revenues (+ 2.5 percent) and in particular by the domestic transactions component (+ 3.0 percent). Compared to 2018, revenues from the latter component increased by EUR 3.6 billion, or 0.2 percent of GDP.
Clearly, the trend in the revenues of a tax is correlated with the evolution of its tax base. In the case of VAT on domestic transactions, the tax base can be approximated with the domestic resources (GDP + imports – exports) of the Resource and Use Account, deducting taxes after contributions to products, which corresponds to the aggregate value added net of net exports (henceforth, the term domestic resources refers to the variable deducted taxes after contributions to products).
Figure R.1 graphically shows the correlation between quarterly trend growth rates, starting in 2015. The graph shows that the growth rate of VAT on domestic transactions is significantly higher than the growth rate of domestic resources in two periods, in the period 2Q 2015-3Q 2016 and in the whole 2019. The peak recorded in 2016 is largely due to the introduction of the Split Payment[6] (SP); in fact, the growth rate of revenue net of the share paid through this mechanism shows a trend in line with internal resources during the observed period.
On the contrary, the peak of 2019 remains almost unchanged, suggesting that the higher VAT revenues may depend on other factors. On the one hand, there are the important legislative innovations, which introduced in 2019 the obligation to electronic invoicing, the obligation to transmit electronic compensations and the new Synthetic Indexes of Reliability (ISA) to replace sector studies. On the other hand, there are technical factors highlighted in the Technical Note to the November 2019 Tax Revenue Bulletin:[7] the strong growth recorded in January 2019 (+ 17.9 percent y/y) was influenced by the mechanism for paying the tax (deposit in December and balance in January); the April one (+ 4.0 percent y/y) was

____
6 The split mechanism of the tax, with the obligation of direct payment to the Treasury instead of to the supplier, was introduced from 1 January 2015 for the general government sector and then extended in July 2017 to a wider cohort of public operators and to listed companies included in the FTSE MIB index of the Italian Stock Exchange (the obligation for professionals was subsequently abolished from 2018). However, the tax share paid under this mechanism in the State Budget underestimates the revenue actually paid with the SP because a large part of the taxpayers who have been included with the extension of the mechanism in 2017 (mainly listed companies) have made use of the faculty to transfer the VAT debt deducted as a result of the application of the SP in the liquidation of ordinary VAT. Therefore, the tax paid by some private operators is not identified by the ad hoc payment code created for VAT payments by means of the SP and, in fact, the VAT entered in the balance sheet as VAT by SP essentially relates to that paid by the general government.
7 https://www.finanze.gov.it/export/sites/finanze/it/.content/Documenti/entrate_tributarie_2019/Nota-tecnica-Novembre-2019.pdf

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positively influenced by tax payments by public authorities, as a result of some late accounting.[8]
FIGURE R.1 VAT ON DOMESTIC TRANSACTIONS NET OF THE SHARE PAID WITH SPLIT PAYMENT, AND DOMESTIC RESOURCES (y/y changes on cumulated data at current prices)

Source: Analysis of monthly data based on financial accrual from the Tax Revenue Bulletin of the Department of Finance and quarterly national accounting data from ISTAT.

A quantitative estimate can be given of the misalignment observed in 2019 between VAT revenues on domestic transactions, net of the SP share, and domestic resources. For each year, the elasticity of the revenue to the tax base is calculated, which gives an estimate of the sensitivity of the revenue to changes in the tax base itself, by computing the ratio of the annual percentage change (i.e. the growth rate) of the revenue to the annual percentage change in the tax base. The average of year elasticity’s is calculated over a given time interval. Multiplying the average elasticity over the period considered by the growth rate of the tax base observed in 2019 gives the ‘theoretical’ growth rate that the VAT would have recorded in 2019 if it had maintained the same responsiveness to the tax base. The highest revenue in 2019 compared to 2018 can be, therefore, decomposed into a component explained by the economic cycle, given by the difference between the ‘theoretical’ revenue and the revenue of 2018, and an unexplained component, given by the difference between the actual and the ‘theoretical’ revenues, which can be attributable to changes in policy, or to changes in tax compliance of taxpayers.
For the calculation, the period from 2006 to 2018[9] is taken into account, obtaining an average elasticity of 0.5.[10] The annual trend growth in domestic resources shows a strong

____
8 Moreover, revenue data are gross of past-year tax receivable compensation and do not allow to verify the impact of the change in the credit stock, which could be relevant for an ex-post evaluation.
9 In the range considered, the year 2014, in which the ordinary rate of VAT increased from 21 percent to 22 percent, was an outlier. In order to obtain a more robust estimate of the average elasticity, it was considered appropriate to exclude this year.
10 Economic literature suggests that the elasticity of VAT revenue is around the unit (e.g. Price et al (2014), ‘New Tax And Expenditure Elasticity Estimates For EU Budget Surveillance’, OECD Economics Department Working Papers No. 1174; Mourre et al (2015), ‘Tax Revenue elasticities Corrected for Policy Changes in the EU’, European Commission, Discussion Paper 018. Lower values can be determined by the presence of reduced rates which also apply to non-essential goods and services, which have non-rigid demand, such as that of 10 percent in

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slowdown in 2019, falling from + 2.3 percent in 2018 to + 0.3 percent, while VAT revenues on domestic transactions net of SP grew by 2.9 percent, resulting in an increase in revenues of EUR 3.1 billion (0.17 percent of GDP). As a result, the estimated ‘theoretical’ revenue growth rate is only + 0.2 percent, and the highest ‘theoretical’ revenues amount to EUR 179 million, from which it follows that less than 10 percent of the highest revenues would be explained by the economic cycle, i.e. by the change in the tax base. Consequently, 2.9 of the EUR 3.1 billion higher VAT revenues on domestic transactions net of SP compared to 2018 (0.16 percent of GDP) would not be explained by the change in the tax base. By modifying the time interval over which the average elasticity is calculated or using alternative variables to approximate the tax base, similar qualitative results are obtained.[11]

FIGURE R.2: VAT ON DOMESTIC TRANSACTIONS NET OF THE SHARE PAID BY SPLIT PAYMENT, AND DOMESTIC RESOURCES (actual y/y changes at current prices and theoretical y/y changes for 2019)

Source: Processing of monthly data under the legal competence of the Tax Revenue Bulletin of the Department of Finance and quarterly national accounting data ISTAT.

The same analysis can be repeated with reference to the forecasts included in the Update to the Stability Programme of last September, in particular with those updated using only the macroeconomic framework and not also the revenues resulting from the monitoring activity. According to these forecasts, VAT revenues on domestic transactions were expected to increase by EUR 2.5 billion in 2019 compared to 2018 (+2.1 percent), of which EUR 2.3 billion was attributable to revenues net of SP (+2.2 percent), while the growth rate of domestic resources underlying  trend macroeconomic scenario of the Update was only 0.1 percent. Thus, already the September 2019 forecasts indicated a significant growth in VAT revenues, despite the slowdown in the tax base dynamics.
As already pointed out above, the 2019 preliminary estimate shows higher VAT revenue on domestic transactions net of SP of EUR 3.1 billion. Thus, there is an increase in revenues compared to Update forecasts of around EUR 776 million. The final figures show that the Italian case. As the tax base increases, the demand for goods subject to these rates increases too, and therefore VAT revenues grow less than proportionately.
11 For example, by approximating the tax base with the sum of private consumption, intermediate consumption of the general government and investments in housing, a much more dynamic variable, the higher revenue unexplained component remains high, at 73 percent, equal to EUR 2.3 billion. If a unitary elasticity is used, as suggested in the literature, the revenue unexplained component would be estimated at about EUR 2.7 billion (88 percent).

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domestic resources were 0.4 percent higher than Update forecasts.[12] Using the previously calculated elasticity of 0.5, the increase in revenue compared to the Update to the Stability Programme forecasts explained by the change in the tax base would be EUR 213 million, while the share of unexplained revenue compared to September is EUR 563 million (about 73 percent of the highest revenues), equivalent to 0.03 percent of GDP.
The analysis carried out shows that throughout 2019 VAT revenues from domestic transactions have been particularly favourable compared to previous years, ensuring higher revenues despite a slowdown in economic growth.
The results can be considered consistent with the preliminary ex-post evaluation in the Report on Unobserved Economy and Tax and Contribution Evasion annexed to the Update to the Stability Programme 2019 and updated by the Revenue Agency, which shows an improvement in compliance between EUR 0.9 and EUR 1.4 billion for 2019. An ‘anticipated’ valuation exercise of the VAT gap,[13] based on national accounting data of March and the MEF’s VAT micro simulation model, suggests a reduction of this gap by 0.6 percentage points, equal to EUR 918 million in 2019 compared to 2018, in line with the estimate based on the ‘residual’ method.

TABLE R.1: DECOMPOSITION OF INCREMENTAL VAT REVENUE IN 2019
	Tax revenue	Period	Elasticityε		Δ theoretical revenue = explained share	Unexplained share
Higher revenues than in 2018	VAT on domestic transactions net of SP	2006-2018	0.5	Absolute value	179 mn	2,926 mn
				% change	+ 0.2%	+ 2.7%
				% of total	6%	94%
Higher revenues than the 2019 Update to the forecast	VAT on domestic transactions net of SP	2006-2018	0.5	Absolute value	213 mn	563 mn
				% change	+ 0.2%	+ 0.5%
				% of total	27%	73%
Source: MEF analysis.

Estimate of the VAT gap: standard methodology
An alternative approach is based directly on the estimation of VAT compliance trends. More specifically, this approach consists of analysing the change in VAT non-compliance between 2019 and 2018. For this purpose, it is necessary to early quantify the so-called ‘VAT gap’, i.e. the difference between theoretical VAT, the revenue that would be collected in the case of perfect compliance with the tax rules, and actual VAT. It should also be noted that the anticipated” estimation methodology of the VAT gap is also based on the so-called ‘top down’ approach, i.e. on the difference between the theoretical tax base deriving from the National Accounting (NA) and the declared tax base. As the VAT returns are not yet available, the “anticipated” estimation of the VAT gap is based directly on the comparison between the theoretical VAT resulting from the application of the VAT legislation to NA data and the VAT actually paid net of refunds and compensation.[14]

____
12 The percentage change is calculated on the basis of the preliminary estimate of domestic resources for 2019 as updated by ISTAT on 2 March 2020 and the macroeconomic forecast of September 2019. This change incorporates, in addition to the revision of the growth profile in the year, the upward revision to the 2018 level carried out by ISTAT.
33 Defined as the difference between the theoretical VAT, i.e. the revenue that would be collected in the case of perfect compliance with the tax rules, and the actual VAT revenue.
44 Both estimates do not capture the impact of the change in the credit stock, which may be relevant for an exhaustive ex-post assessment of VAT compliance; in order to carry out this type of analysis, it should at least

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An early estimation of the dynamics of the VAT gap up to the tax year 2019 can be carried out by taking as benchmark the values, relative to the year 2017, illustrated in the “Report on Unobserved Economy and Tax and Contribution Evasion”, presented in October 2019. The data were extrapolated to 2019 using the dynamics of the main macroeconomic aggregates published by ISTAT National Accounts and data on tax flows and tax returns available to date.[15]
Table R.2 illustrates the main variables of interest. Column 1 shows the potential or theoretical VAT, i.e. the tax that would flow into the State’s coffers in case of perfect compliance. The following column shows the accrual economic VAT, measured as gross VAT due to spontaneous compliance, net of repayments, compensation and the change in the stock of credits that taxpayers may use as compensation for the following year.[16] The VAT gap is obtained as a difference between the first two columns and represents an estimate of the loss of revenue. Column 4 shows the propensity to the gap, i.e. the ratio between the VAT gap and the theoretical VAT. This propensity is an indicator able to capture the non-compliance rate; the higher the propensity to the gap, the lower the degree of VAT compliance. Finally, there is the change in the gap compared to the previous year.

TABLE R.2: THEORETICAL VAT, ACTUAL VAT ON ACCRUAL BASIS AND VAT GAP - YEARS 2016-2019
Years	(1)	(2)	(3)	(4)	(5)
	Theoretical VAT	Actual VAT	VAT gap	Propensity to gap	Change in the gap
2016*	135,023	98,161	36,862	27.30%	1,148
2017*	136,312	98,629	37,683	27.64%	821
2018**	139,867	105,392	34,475	24.65%	- 3,208
2019**	139,520	106,670	32,850	23.54%	- 1,625
* Data published in the “Report on Unobserved Economy and Tax and Contribution Evasion”, edition 2019. ** Data extrapolated. Source: MEF analysis.

The dynamics of VAT compliance have been influenced by the adoption of measures specifically aimed at countering tax evasion phenomena in the years 2017-2019, including:
•      From 1 July 2017 – extension of the split payment mechanism to State-owned companies and major listed companies (FTSE-MIB);
•      from mid-2017 – the extension of the visa compliance and the obligation to use telematic channels to make VAT compensations;
•      from June 2018 – the introduction of the electronic transmission of invoices for fuel operations;
•      from January 2019 – the introduction of the generalised obligation for electronic transmission of invoices;
•      from June 2019 – the introduction of the electronic transmission obligation for VAT compensations with a turnover of more than EUR 400,000.

wait for the provisional VAT returns. Finally, the precise estimate of the VAT gap is only possible when ISTAT provides the final NA data (for 2019 it will be at October 2021) and final VAT returns are available.
15 The results of extrapolations are provisional because, while adopting the same methodology followed for benchmark years, they are based on a smaller basic information set.
56 The figure on the stock of VAT credits is not available for the year 2019 and is therefore assumed to have remained unchanged.

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Measures 1 and 2 were introduced in mid-2017 and, therefore, in terms of compliance, they had their effects in 2017 and 2018. In particular, the extension of the split payment, as already highlighted in the latest ‘Report on Unobserved Economy and Tax and Contribution Evasion’, produced its effects mainly in 2018. The evolution of compliance in 2018 could reflect, albeit to a marginal extent, the effect of the adoption of the obligation to transmit electronic invoices for fuel transactions.
It is therefore necessary to consider the dynamics of compliance in the period 2017-2018. In fact, in 2017 there was a slight increase in the gap, amounting to EUR 821 million; however, this increase is more than offset in the following year, with a reduction of EUR 3.2 billion. Therefore, the two-year reduction in the VAT gap is EUR 2.4 billion. At the same time, the gap propensity is reduced by 265 basis points, from 27.30 percent in 2016 to 24.65 percent in 2018.
The evolution of compliance in 2019 reflects the effects of the general introduction of the electronic invoicing obligation and partly of the obligation to transmit electronic compensations for larger taxpayers. The effects of the latter measure are, however, very limited since the difficulties associated with the initial introduction of a highly innovative transmission channel.
In 2019, the gap is estimated to be reduced by EUR 1.6 billion, corresponding to a decline in the propensity of 111 basis points.

Conclusions
The results of both analyses go in one direction: the measures taken to encourage the spontaneous compliance of taxpayers have had a positive impact on VAT revenues.
The discrepancy in the results is primarily due to the different calculation methodology, in particular with regard to the determination of the tax base. The tax base used in the first analysis (GDP – indirect taxes + imports – exports) is an approximation of that used to calculate the theoretical VAT in the standard approach. In addition, the estimate of the actual VAT based on economic accrual, for the purposes of estimation of compliance, takes into account repayments, compensations and changes in the stock of VAT receivables.
The macro-economic analysis, on the other hand, also captures factors that are not closely linked to compliance, such as the permanent ones resulting from the structure of the tax system, and provides a useful addition to the methodology for quantifying the VAT gap.

Forecasts for 2020 and 2021
The forecasts for 2020 include the effects of the health emergency linked to the spread of the covid-19 epidemic, which has committed the Government to take immediate initiatives of an extraordinary and urgent nature to meet the health and socio-economic needs that have arisen.

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TABLE III.1: GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)
	2019		2020	2021
	Level (2)	% of GDP	% of GDP

6. Total revenue	841,441	47.1	47.7	48.0
7. Total expenditure	870,742	48.7	54.8	52.3
8. Net borrowing	-29,301	-1.6	-7.1	-4.2
9. Interest expenditure	60,305	3.4	3.6	3.6
10. Primary balance	31,004	1.7	-3.5	-0.6
11. One-off measures (3)	644	0.0	0.2	0.2
Selected components of revenue
12. Total tax revenue	516,542	28.9	28.7	29.9
12a. Indirect taxes	257,910	14.4	14.2	15.6
12b. Direct taxes	257,397	14.4	14.4	14.2
12c. Capital taxes	1,235	0.1	0.1	0.1
13. Social contributions	242,087	13.5	13.8	13.4
14. Property income	17,358	1.0	1.1	1.0
15. Other revenue	65,454	3.7	4.1	3.7
15.a Other current revenue	62,774	3.5	3.7	3.6
15.b Other capital revenue	2,680	0.1	0.4	0.1
16. Total revenue	841,441	47.1	47.7	48.0
p.m.: Fiscal pressure		42.4	42.5	43.3
p.m.: Fiscal pressure net of EUR 80 measure (EUR 100 since 2020)		41.9	41.8	42.5
Selected components of expenditure
17. Compensation of employees+ Intermediate consumption	275,661	15.4	17.0	16.3
17a. Compensation of employees	173,253	9.7	10.6	10.3
17b. Intermediate consumption	102,408	5.7	6.4	6.0
18. Total social transfers	407,024	22.8	26.1	24.6
of which: Unemployment benefits	13,465	0.8	1.2	0,9
18a. Social transfers in kind	45,813	2.6	2.9	2.7
18b. Social benefits other than in kind	361,211	20.2	23.2	22.0
19. Interest expenditure	60,305	3.4	3.6	3.6
20. Production subsidies	28,171	1.6	1.7	1.6
21. Gross fixed capital formation	40,494	2.3	2.5	2.6
22. Capital transfers	19,881	1.1	1.5	1.1
23. Other expenditure	39,206	2.2	2.4	2.5
23a. Other current expenditure	38,485	2.2	2.4	2.4
23b. Other capital expenditure	721	0.0	0.0	0.0
24. Total expenditure	870,742	48.7	54.8	52.3
Primary current expenditure	749,341	41.9	47.2	44.9
Total primary expenditure	810,437	45.3	51.2	48.7
(1) The values show estimates at unchanged legislation. Discrepancies, if any, are due to rounding. (2) Values in millions. (3) The positive sign indicates one-off measures to reduce the deficit.

The package of measures adopted in March,17 which provides for the use of substantial resources to strengthen the public health system, civil protection and law enforcement to implement risk-related policies and measures to combat social and economic discomforts due to the slowdown or suspension of economic

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67 D.L. No. 18 of 17 March 2020 (so-called ‘Cura Italia’).

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activities, has an impact of almost 20 billion (1.2 percentage points of GDP) on the net borrowing of the current year.

TABLE III.2: CASH BALANCES (1)
	2019		2020	2021
	Level (1)	% of GDP	% of GDP	% of GDP
Public sector	-39,378	-2.2	-7.5	-4.2
State sector	-41,500	-2.3	-7.6	-4.3
(1) The values show estimates at unchanged legislation. (2) Values in millions.

The decree-law adopted at the beginning of April provides for an immediate18 injection of liquidity into the economic system, mainly through the strengthening of public guarantees, with no effect on the net borrowing of the general government sector. The impact of the fiscal discretionary measures19 described is added to the cyclical deterioration in the fiscal balance resulting from the deterioration in nominal GDP expected in 2020 compared to the Update to the Stability Programme forecast of September 2019. The estimate of net borrowing under unchanged legislation for 2020 is therefore revised, from 2.2 percent of GDP as estimated in the Update to the Stability Programme to 7.1 percent of GDP, down by about 5.5 percentage points compared to 2019.
The deficit will fall to 4.2 percent of GDP in 2021. The primary surplus, of 1.7 percent of GDP in 2019, will be eroded to become a primary deficit of -3.5 percent in 2020, and will return to a level of -0.6 percent in 2021. Interest expenditure is projected to rise from 3.4 percent to 3.6 percent of GDP in 2020 and 2021.
Tax revenues under unchanged legislation as a ratio to GDP will fall in 2020 to 28.7 percent (vis-à-vis the 28.9 percent in 2019). It is therefore expected a reduction in the ratio of revenues to GDP compared to the Update to the Stability Programme 2019 forecast of 29.1 percent. In 2021, the ratio of tax revenues to GDP will rise to 29.9 percent. The forecast under current legislation includes the increase in VAT and excise duties, for about EUR 20 billion, residual compared to the partial repeal affected by the 2020 Budget Law.20 The tax-to-GDP ratio expected in 2021 is higher than the forecast of the Update to the Stability Programme 2019 (29.3 percent), suggesting a certain resilience of tax revenues to the current health and economic and social crisis.
Indirect taxes will fall to 14.2 percent of GDP in 2020, but will rise to 15.6 percent in 2021; direct taxes will remain constant at 14.4 percent of GDP in 2020, falling to 14.2 percent in 2021. Social security contributions are estimated to fall by 5.2 percent in 2020 as a result of the deterioration in labour market conditions, while in 2021 a 3 percent return to growth is expected.
The fiscal pressure will rise slightly in 2020 to 42.5 percent of GDP, and further in 2021 to 43.3 percent of GDP. Net of the measure concerning the

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78 D.L. No. 23 of 8 April (so-called ‘Decree Liquidity’).
89 The public finance scenario based on unchanged legislation does not include the new policies announced by the Government to strengthen measures to support businesses, self-employed and households.
20 Law No. 160/2019.

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granting of the benefit of EUR 80 per month, increased to EUR 100 for individuals with gross total income not exceeding EUR 28,000 by Decree-Law No. 3 adopted in February, the fiscal pressure would increase from 41.9 percent in 2019 to 42.5 percent in 2021.
Forecasts based on unchanged legislation project total primary expenditure at 51.2 percent of GDP in 2020 and 48.7 percent in 2021. The trend follows the one in current primary expenditure, expected to increase to 47.2 percent of GDP in 2020 and then to return to 44.9 percent of GDP in 2021. Compensations of employees are expected to reach 10.6 percent and 10.3 percent of GDP in 2020 and 2021 respectively, with growth of 1.3 percent in 2020 and 3 percent in 2021. The dynamics are mainly related to the assumption on contract renewals and, in part, to the increase in employment of the general government sector as a result of hiring by derogation.
Cash social transfers remain the most dynamic component of current primary expenditure, with a growth of 6.9 percent in 2020. The refinancing of social safety nets to counter the economic and social effects of the crisis is reflected in an increase in unemployment benefits of 45.5 percent. Within cash social transfers, pension expenditure forecasts reflect a significant increase in the number of persons entering early retirement as a result of legislative changes introduced in past years, including the so-called ‘Quota 100’. Growth in cash social transfers will slow down in 2021, where the positive annual change will be only 0.3 percentage points.
As for gross fixed capital formation, the annual growth rate is initially expected to decelerate from 7.2 percent in 2019 to 2.7 percent in 2020, followed by a strong acceleration in 2021, to 11.2 percent. The trend is broadly aligned with the latest official forecasts of the Update to the Stability Programme 2019.
In view of the trends based on unchanged legislation, the no-policy change scenario includes a revision of the general government expenditure by 0.3 percentage points in 2021, as a result of the refinancing of so-called expenditure that cannot be deferred. The scenario set out in the table does not include the new policies announced by the Government to strengthen measures to support families and businesses in response to the pandemic.

TABLE III.3: NO-POLICY CHANGE SCENARIO (1)
	2019		2020	2021
	Level (2)	% of GDP	% of GDP	% of GDP
Total revenue under unchanged policies	841,441	47.1	47.7	48.0
Total expenditure under unchanged policies	870,742	48.7	54.8	52.5
Detailed items of expenditure
Current expenditure	809,646	45.3	50.8	48.6
of which:
Compensation of employees	173,253	9.7	10.6	10.3
Intermediate consumption	148,221	8.3	9.3	8.7
Capital expenditure	61,096	3.4	4.0	3.9
of which:
Gross fixed capital formation	40,494	2.3	2.5	2.8
Investment grants	14,189	0.8	1.1	0.9
(1) The table shows only the impact of the refinancing of expenditure that cannot be deferred. (2) Values in millions.

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The trend forecasts of public finance cannot be compared, as it happens every year, with the most recent forecasts published by the European Commission, the Autumn Forecast of November 2019 in the specific case, because the latter are clearly outdated.21 On the other hand, it is interesting to note that the deficit forecast for 2020 is almost one percentage point lower than the forecast recently updated by the International Monetary Fund.22 The Fund foresees that Italy’s deficit will rise to 8.3 percent of GDP this year, considering the impact of the 2020 Budget Law and the measures announced by the Government in response to the health emergency quantified in about 1.2 percentage points of GDP. The difference may be due to a different cyclical deterioration in the budgetary balance resulting from a more severe contraction of GDP expected by the Fund.

TABLE III.4: EXPENDITURE TO BE EXCLUDED FROM THE EXPENDITURE RULE
	2019		2020	2021
	Level (1)	% of GDP	% of GDP
Expenditure for EU programmes fully covered by EU funds	961	0.1	0.4	0.1
of which: investment expenditure fully covered by EU funds	792	0.0	0.3	0.1
Cyclical component of unemployment benefits (2)	829	0.0	0.1	0.1
Discretionary revenue (3)	3,919	0.2	0.1	1.0
Revenues increases already identified by law	0	0.0	0.0	0.0
(1) Values in millions.
(2) The cyclical component of unemployment benefits is calculated using the methodology currently used by the European Commission, which is based on the unemployment gap.
(3) Discretionary contribution revenues are included.

III.2	RESULTS AND OBJECTIVES FOR THE STRUCTURAL BALANCE AND EXPENDITURE RULE
Premise
There is no doubt that this year the analysis of developments in the structural budget balance and the assessment of compliance with European fiscal rules are taking place in a new and unprecedented context, even if already covered by the rules in force.
European fiscal discipline requires each Member State to design its budgetary policy in order to achieve the medium-term objective (MTO); the latter coincides with a value of the structural balance relative to GDP calculated on the basis of the characteristics of its public finances and is usually identified with cyclically-adjusted budget deficit of zero. The achievement of the MTO should enable member countries to absorb adverse economic shocks by worsening their nominal budget balances, while avoiding overruns of the 3 percent deficit-to-GDP ratio threshold and maintaining the sustainability of public finances in the medium

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21 Comparison of the trend forecasts of the DEF with the most up-to-date forecasts of the European Commission is required by EU Directive No. 85/2011.
22 IMF, Fiscal Monitor, April 15, 2020.

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term.23 The latter is identified with the convergence to the 60 percent debt ratio target set out in the Maastricht Treaty.
Following the outbreak of the 2008 crisis, the system of rules had shown considerable rigidity: the need not to breach the deficit threshold of 3 percent, and/or to move back too fast below it, had forced several European countries to carry out premature pro-cyclical policies after an initial phase of fiscal expansion. Over the last months of 2011 similar outcomes have occurred again when several Euro area countries were affected by the so-called sovereign debt crisis.
The revision of the Stability Pact carried out during 2011, while having mainly other objectives, provided24 a first response to these issues through the introduction of the General Escape Clause. The latter, as we shall see, has just been activated in response to the current crisis.
In the meantime, subsequent additions to the regulations, which took place in 2015, had introduced further forms of flexibility. Firstly, the improvement in the structural balance to be carried out each year depends on the cyclical conditions of the economy; the required fiscal adjustment is reduced alongside the widening of the output gap, with no need of adjustment in case of particularly adverse conditions.25 In addition, in some instances it is also permitted to deviate temporarily from the adjustment path towards the MTO.26

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23 A more rigorous description is as follows. Regulation EC 1466/97 on “Strengthening the surveillance of budgetary positions and the surveillance and coordination of economic policies”, as amended in 2011, provides for an update of the MTO every three years following the release of the new Ageing Report. The MTO is the most stringent of three different structural balances with different but complementary aims: (i) the so-called “Minimum Benchmark” (MB): the minimum structural balance value which ensures, with a high degree of probability, that in the event of a recession the nominal deficit does not exceed the 3 percent of GDP threshold; (ii) the so-called “Medium Term Objective Implicit Liabilities and Debt” (MTOILD): the budgetary balance ensuring the sustainability of public finances taking into account: a) the effort required to stabilise debt at 60 percent of GDP; b) for countries with a debt of more than 60 percent of GDP, the additional effort necessary to bring debt within this threshold; c) a percentage (33 percent) of the increased expenditure (implicit liabilities) linked to the ageing of the population; finally,(iii) for the Euro area countries, the structural deficit cannot fall below -1 percent of GDP (-0.5 percent for the signatories of the Fiscal Compact). The value resulting from the revision of the MTO is considered a minimum level, so Member States can choose to pursue more ambitious targets. Until 2019, Italy had set itself the objective of balanced budget in structural terms, although according to the calculations of the official methodology, the MTO for the period 2017-2019 corresponded to a structural balance of -0.5 percent of GDP. In January 2019, the European Commission revised the MTO’s reference estimates for the 2020-2022 planning period. For Italy, the new reference value is a structural surplus of 0.5 percent of GDP. As explained in detail in the DEF 2019, p.52, the revision was influenced by the worsening (i) of long-term economic growth forecasts and (ii) of demographic forecasts which led to an increase in age-related expenditure (so-called cost of ageing). Lastly, it is recalled that the MB update is annual, as explained in footnote 11 to page 52 of the DEF 2019.
24 The European economic governance reform package, known as the Six and Two Packs, was primarily aimed at preventing the occurrence of new financial crises by strengthening fiscal surveillance and introduced a new macroeconomic surveillance tool. In particular, it helps to recall: Regulation (EC) No. 1175/2011 amending Regulation (EC) No. 1466/97 to strengthen the surveillance of budgetary positions and the surveillance and coordination of economic policies; and Regulation (EU) No. 1177/2011 amending Regulation (EC) No. 1467/97 to speed up and clarify the implementation of the excessive deficit procedure.
25 More precisely, for every country the annual required effort to converge to the MTO depends on the initial level of debt and the cyclical conditions of the economy, assessed on the basis of real GDP growth and the distance between real GDP and potential GDP. The wider the gap between actual and potential output, the smaller the fiscal adjustment required. On the same basis, the intensity of the effort recommended to countries with a debt-to-GDP ratio of more than 60 percent is higher than for countries with low public debt. See the focus: The assessment of significant deviations from the achievement of the MTO and the expenditure rule, contained in the DEF 2019, p. 53.
26 The required improvement in terms of structural balance can be mitigated by the margins of flexibility recognised by the European Commission to finance structural reforms, infrastructure investments and to cope with exceptional events involving unforeseen expenditure (such as natural disasters and the influx of migrants).

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As a result of these innovations, a few European countries, including Italy,27 have gained access to some flexibility in recent years. Against this backdrop, some leeway was granted to countries gone into a recession and/or facing adverse events that had no direct impact on other European countries (so-called asymmetric shocks), and to countries in need to finance major structural reforms or long-term investments.
What happened in early 2020 led to an unprecedented fall in economic activity all across the European Union; this prompted the activation of the General Escape Clause, which had never occurred before. In particular, for the year 2020 it was granted full flexibility with respect to all expenses related to the ongoing emergency (see Focus on “flexibility in the Stability and Growth Pact to counter the covid-19 emergency”).
As a result, the structure of this paragraph reflects a clear demarcation between the commentary on the year 2019 public finance outcomes, which undergo the “usual” criteria in assessing compliance with fiscal rules, and subsequent years. It should also be noted that, departing from the normal procedures of the European Semester, this paragraph does not fall within the mandatory contents of the Stability Programmes to be sent to the European Commission.28
According to the sequence set out in the European Semester, governments state their public finance objectives in their Stability Programmes and submit them to the European Commission, which assess their compliance with fiscal rules. In particular, the Commission shall verify if national medium-term fiscal plans are consistent with the convergence path towards the MTO and the expenditure rule; moreover, a compliance assessment is also made with respect the debt rule (subject to analysis in paragraph III.5).
Ex-post evaluation of 2019 and uncertainty of estimates of structural balances
Following the normal procedure, the assessment should be carried out using macroeconomic and public finance estimates issued by the Commission services and would cover the following timeframe: i) Ex-post for the year 2019, on the basis of the officially released public finance data; Interim for the year 2020, using the information already available and forecasts for the current year; and (iii) Ex-ante, for the three year 2021-2023 planning horizon.
In the light of recent events, it is formally correct to verify compliance with European rules only for 2019, point (i) of the previous list. Concerning the fiscal year 2019, as part of the specific recommendations made in July 2018, the

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27 For a detailed quantification of the flexibility granted in recent years, please refer to Table R 3, as part of the focus on “Provisional estimates on compliance with fiscal rules”.
28 Guidelines for the development of Stability Programmes are contained in the Communication entitled Guidelines For A Streamlined Format of The 2020 Stability And Convergence Programmes In Light Of The Covid-19 Outbreak. Although the minimum required content of Stability Programmes does not include a paragraph assessing compliance with fiscal rules, all information normally used in the procedures, including the indication of one-off measures not related to the covid emergency, continues to be required.

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Commission and the European Council29 hoped that Italy would continue its effort towards the achievement of its medium-term objective – coinciding with a balanced structural budget balance – by adjusting to 0.6 percent in structural terms, with public expenditure growth not exceeding 0.1 percent.
Subsequently, the collapse of the Morandi Bridge in Genoa on 14 August 2018 and the occurrence of extreme weather conditions prompted the Government to request the application of a flexibility clause30 for exceptional events for an amount of expenditure equal to 0.2 percent of GDP. The planned expenses were aimed at the realisation of extraordinary interventions in contrast to the hydrogeological problems and addressing road network deterioration. On the basis of a first transmission of information, the Commission deemed to be eligible for the flexibility clause an amount of expenditure equal to 0.175 percent of GDP and announced that it would carry out a final assessment of the total eligible amounts in the spring of 2020.31 According to the updated data on the reporting of the works, the expenditure sustained in the year 2019 to counter the hydrogeological risk is estimated to be about EUR 1,324 million, while the expenditure realised for new projects of extraordinary maintenance of the road network amounts to approximately EUR 1,884 million. For all details please refer to the Focus “Expenditure incurred for exceptional events in 2019”.

FOCUS
Expenditure sustained for exceptional events in 2019
In front of the huge damages consequent to the alluvial events occurred at the end of 2018 and the state of vulnerability of the territory – evidenced, among other things, from the collapse of the Morandi bridge in Genoa – the Government defined an extraordinary plan of interventions for the contrast of hydrogeological risk and the improvement of safety of the infrastructures of the road network. The resources for the plan have already been allocated to the budget in previous years – including funding from the Development and Cohesion Fund and multiannual resources in the budget of the Ministry of the Environment – and additional resources under the Budget Law 2019-2021. The expected extraordinary burden for 2019 was estimated at around EUR 2.1 billion (0.12 percent of GDP) with reference to the contrast to hydrogeological risk and EUR 1.1 billion (0.06 percent of GDP) with regard to the road network.
The extraordinary plan under way is the result of a coordinated effort between different levels of government and is supported by measures to strengthen technical expertise in public administrations and simplify implementation procedures. Compared to previous initiatives, the instruments put in place have facilitated a visible acceleration of interventions.

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29 Council Recommendation of 13 July 2018 on Italy’s National Reform Programme 2018 and delivering a Council opinion on Italy’s 2018 Stability Programme (2018/C 320/11).
30 Annex 4 of the letter sent by the Italian Government on 18 December 2018 to the European Commission: Data sheet illustrating the request for flexibility to increase the safety of road infrastructures (roads and viaducts) and to mitigate hydrogeological risks:
http://www.mef.gov.it/documenti-allegati/2018/Allegato_4_-_richiesta_di_flessibilitx.pdf.
31 See paragraph 8 of the Communication from the Council of the European Union, “Recommendation of the Council of the Union of 9 July 2019 on Italy’s National Reform Programme 2019 and delivering a Council opinion on Italy’s 2019 Stability Programme”, 2019/C301/12:
https://eur-lex.europa.eu/legal-content/IT/TXT/PDF/?uri=CELEX:32019H0905(12)&from=EN

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In particular, for all public works, with the approval of the so-called Sblocca Cantieri[32] decree, changes to the regulatory framework regarding contracts and design have been introduced, intervening on elements such as: the thresholds for the award of work contracts (including those allowed for subcontracting), the discretion of the contracting stations in choosing to make use of the criterion of the most economically advantageous offer or the maximum reduction, and the strengthening of the powers of extraordinary commissioners for priority interventions, such as dams, bridges, roads, tunnels. A number of temporary measures were also envisaged until 31 December 2020 to allow integrated procurement (appalto integrato) and streamlined procedures for the entrustment of ordinary and extraordinary maintenance work.
In the following it is the reported the expenditure sustained in 2019 for interventions to combat hydrogeological risk and for interventions related to extraordinary maintenance of the road network. Since the flexibility granted for 2019 is in terms of net borrowing, the amount of expenditure on such investments must be consistently accounted for in terms of payments to the economic system. The monitoring of the expenditure is therefore carried out starting from the payments traced in the Monitoring of Public Works (MOP) of the Database of Public Administrations (BDAP)[33] integrated where necessary also from other sources.

Hydrogeological risks
In the case of measures to counter hydrogeological risks, the expenditure carried out in the year 2019 is estimated at about EUR 1,324 million, relating to more than 10 thousand interventions throughout the national territory. This represents a significant increase compared to the expenditure identified on the same basis for the year 2018, which is around EUR 698 million.
These estimates represent payments for infrastructure projects for intervention sub-sectors considered useful for contrast, mitigation and risk prevention[34] as traced by the Public Works Monitoring (MOP) and other expenditure paid directly from the State budget and special accounts. These include the direct disbursements of the Special Regional Commissioners for the "National Hydrogeological Risk Strategic Plans"[35] and, for 2019, also

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32 D.L. No. 32/2019 on ‘Emergency provisions for the restart of the public contracts sector, for the acceleration of infrastructure, urban regeneration and reconstruction following seismic events’, converted with modifications by Law No. 55 of 14 June 2019.
33 The Monitoring of Public Works (MOP) of the Database of Public Administrations (BDAP) constitutes a point of access to comprehensive and standardised information regarding public works. All public administrations, in fact, access it to provide a set of personal, financial, physical and procedural information, based on what is already foreseen for the monitoring of European funds of the General State Accounting Department. The single project code (CUP) and the tender identification code (IGC), managed by the Presidency of the Council and ANAC respectively, constitute the main keys and their presence in the various feeding systems minimises the fulfilment of administrations, thanks to the principle of unique data transmission. This allows the MOP to present to administrations as pre-compiled much of the information recorded in other systems/data banks, such as e-invoices, SIOPE+ payments (Public Institutions Payment Transaction Information System), or tender data from ANAC’s SIMOG system, while reducing the administrative burden of feeding and improving data quality and coverage.
34 Interventions with CUP classified as activities of ‘Soil Protection’, realisation of ‘Other structures/infrastructures for the protection, valorisation and environmental use’, ‘Irrigated basins, sleepers and smaller storage facilities’, ‘Means and plants for the prevention and restoration of natural disasters’, ‘Works for the enhancement of the resilience and environmental value of forest ecosystems’, ‘Investments for the prevention and recovery of the environment’, ‘Agri-environmental environment’ and ‘Reservation of environmental protection’, ‘non-productive investments for agro-environment and environmental protection’
35 The Special Commissioners were set up by Legislative Decree No. 91 of 24 June 2014 on ‘Emergency provisions for the agricultural sector, environmental protection and energy efficiency of school and university buildings, the promotion and development of businesses, the reduction of costs on electricity tariffs, as well as for the immediate definition of compliances deriving from European legislation’ converted with amendments to Law No. 116 of 11 August 2014.

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those relating to measures activated by the Budget Law for 2019-2021[36] and entrusted to Civil Protection.
The interventions to combat the hydrogeological instability are coordinated by the National Plan for the mitigation of hydrogeological risk, the restoration and protection of the environmental resource (so-called Proteggi Italia), referred to in the decree of the President of the Council of Ministers on 20 February 2019. For its implementation, the Civil Protection Investment Plans 2019[38] were adopted during the year; The Excerpt Plan 2019[37] and the Hydrogeological Disaster Operation Plan of the Ministry of the Environment and Protection of the Territory and the Sea;[39] The first excerpt of the National Plan of water interventions of the Ministry of Agriculture and Forestry Policy and the Ministry of Infrastructure and Transport.[40] In addition, contributions to the municipalities for the realisation of investments for the safety of buildings and the territory[41] have been awarded by the Ministry of Interior. Several central governments’ priority projects against instability have also been financed by the National Investment and Infrastructure Development Fund, refinanced by the latest budgetary laws.
The Proteggi Italia decree includes modalities for the launch of interventions of to make yards immediately executive and a strengthened governance of the system (based on the connection between the director’s cabin Italy Strategy and the Ministry of the Environment), to enhance (or penalise) the regions based on the ability to implement the interventions and to ensure greater cash availability, also through the transition from the system of reimbursement to that of the deposits guaranteed. In order to speed up the implementation of the interventions for mitigation and the contrast to hydrogeological risk, it has also been provided that the administrations may contact Invitalia, through special conventions, to call for tenders and to Sogesid for the design and any other activities preparatory to the announcement.
These measures should make it possible to continue to see a sustained implementation of security measures throughout the national territory also in the coming years.

Extraordinary interventions on the road network
The expenditure carried out in 2019 for new projects of extraordinary maintenance of the road network amounts to approximately EUR 1,884 million, relating to over 13 thousand interventions on roads, railways and intermodal connections traced in the Monitoring of Public Works (MOP).[42] Only payments for the first time in the year examined are considered “new” interventions and therefore those related to the completion of previous initiatives are not considered.
In the case of the road network, these are mainly interventions by municipalities and metropolitan cities (38.4 percent of the total in 2019), ANAS (14.8 percent) and Provinces (11.8 percent) and in the case of RFI – Italian rail network (31.5 percent). Among these entities, it is mainly the local authorities who have shown a hike in the implementation of the interventions compared to 2018. The revision of the programme contract between the

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36 The measures for the general mitigation of hydraulic and hydrogeological risk of Law 145/2018, Article 1, paragraph 1028 and those against risk in the areas affected by the calamitous events of September and October 2018 of Decree-Law No. 119/2018, Article 24-quater.
37 Decree of the President of the Council of Ministers of 27 February 2019 and 4 April 2019, subsequently updated on 11 and 2 July 2019 respectively.
38 Resolution CIPE No. 35 of 2019.
39 Decree of the President of the Council of Ministers of 2 December 2019.
40 Decree of the President of the Council of Ministers of 17 April 2019.
41 Ministerial Decree of 10 January 2019 on the allocation of the resources of the so-called Fund small municipalities and ex-Article 1, paragraphs 107-109 of the 2019 Budget Law and Ministerial Decree of 2 August 2019 for the resources ex paragraph 853 et seq. of the 2018 Budget Law.
42 Interventions with CUPs of type “Extraordinary maintenance” and sub-sector “Stradali”, with the exclusion of the category of intervention of the “Bicycling Plants”, “Railways” and “Multimodal Transport and other modes of transport”.

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Ministry of Infrastructure and the company ANAS S.p.A 2016-2020 has also contributed to the increase in expenditure, which has enabled the most urgent maintenance and safety interventions, with particular regard to bridges, viaducts and tunnels.
In conclusion, the reported expenditure is overall in line with the planned measures for exceptional events (EUR 3.2 billion), although the breakdown between the two components differs from the original assumption. This circumstance is, however, justified by the fact that part of the interventions to combat the hydrogeological instability insist on the road network and, at times, during the attribution of the single project code (CUP) have been classified as “extraordinary maintenance of the road network” rather than within the thematic categories typical of hydrogeological risk.

TABLE R.1: EXPENDITURE RELATED TO NEW PROJECTS OF EXTRAORDINARY MAINTENANCE OF THE ROAD NETWORK BY SUBSECTOR AND ENTITY IMPLEMENTING THE PROJECT
Subsector and entity	2018		2019
	Payments (EUR million)	Percentage composition (%)	Payments (EUR million)	Percentage composition (%)
Road	918.1	54.8	1,275.6	67.7
of which: Municipalities and metropolitan cities	329.3	19.7	723.7	38.4
Anas	248.0	14.8	279.1	14.8
Provinces	164.8	9.8	221.6	11.8
Railways	756.7	45.2	606.0	32.2
of which: RFI – Italian railway network	738.2	44.1	593.8	31.5
Intermodal transport	0.7	0.0	2.6	0.1
Total	1,675.5	100.0	1,884.3	100.0
Source: Data processing RGS, Public Works Monitoring (MOP) of the Public Administration Database (BDAP) with observation date 21 February 2020.

The estimates made under this Stability Programme, which will be forwarded to the Commission, are characterised by a much greater degree of uncertainty than those produced in previous years. The difficulty of predicting the size of the contraction of GDP in 2020 and the gradualness and intensity of the subsequent recovery is reflected in both the nominal budgetary balances and the potential output profile (and thus the size of the output gap). Ultimately, changes in the structural balance are subject to thorough revisions, including the 2019 outcome43 which is being commented on.
The provisional estimates, notified by ISTAT to Eurostat at the end of March, show that the net borrowing of the public administrations was -1.6 percent of GDP, compared with -2.2 percent in 2018.Taking into account the estimated amount of one-off measures, to be excluded from the nominal budget before the calculation of the structural balance, in 2019 the improvement in the structural balance amounted to 0.6 percent of potential GDP.

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43 The level of net borrowing of the general government sector and nominal GDP is substantially consolidated, although subject to the normal revisions carried out by ISTAT over the years. On the other hand, the output gap dimension is also influenced by the future GDP profile from 2020 onwards and for the following three years; the volatility of this variable, as well as the others entering into the estimation of the potential product, may have a significant impact even “retroactively” on 2019.

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The improvement achieved indicates that Italy was fully compliant with an important component of the fiscal rules, i.e. the convergence to the MTO, irrespective of the use of flexibility; less favourable is the result achieved prima facie from the angle of the expenditure rule.44
As a whole, the results obtained in 2019 represent a significant achievement, which under normal circumstances would have made the process of medium term budget planning less demanding than in the past.
2020 and 2021, trend estimates and replanning of objectives
It should be borne in mind that the estimates contained in this section relate to the trend public finance scenario, in line with paragraph III.1. As mentioned in Chapter I, the Government will review the public finance scenario together with a new macroeconomic scenario that will take into account the impact of the new policies to be announced by the Government.
Public finance planning for 2020 and the following years is marked by a sharp break from the usual approach.
The setting up of the Update to the Stability Programme and Draft Budgetary Plan had taken place along the usual tracks. In the specific recommendations addressed to Italy adopted by the European Council in July 2019, the budgetary planning for 2020 should have ensured a reduction in net primary public expenditure in nominal terms of 0.1 percent in 2020 and an annual structural adjustment of 0.6 percent of GDP.45 In the 2020 Draft Budgetary Plan, the Government formally requested the use of budgetary flexibility to continue the programme of extraordinary road maintenance and hydrogeological risk mitigation launched in 2019. The amount of expenditure of an exceptional nature for the 2020 budget is 0.2 percent of GDP. This request had been accepted by the Commission again on an ex-ante basis.
However, the epidemiological emergency that occurred since February 2020 has forced the Italian Government, followed shortly by the other Member States, to intervene drastically, hence the need to completely revise the budget programming. At the same time, the various European institutions have also been induced to react boldly, inter alia, on the coordination of budgetary policies at Community level.

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44 The 2019 data would signal full compliance with the rule in terms of convergence towards the MTO. From the balance sheet, the fiscal adjustment made is in line with the 0.6 required on the basis of the matrix of economic conditions (0.4 if the extraordinary expenses for which the exceptional event clause has been requested are excluded). In addition, the deviation of the structural balance from the required biennial change is not significant. This result was largely determined by the lower level of net borrowing to which was added a wider correction due to cyclical conditions than in 2018. On the other hand, there is a significant deviation from the path indicated by the expenditure rule. The rule, in fact, would have required a nominal increase in the aggregate of “relevant” expenditure not exceeding 0.5 percent, while the effective growth rate was 1.5 percent. The deviation is also significant considering the two-year rule criterion. It should also be borne in mind that favourable revenue performance cannot be strictly considered as a discretionary increase and therefore has not entered into the breakdown of the expenditure rule aggregate. However, a permanent increase in revenue from legislative measures (i.e. electronic invoicing) implemented since 2018 has led to a permanent structural improvement. In this particular case, therefore, the MTO rule demonstrates a higher interpretative capacity than the medium-term developments of public finances.
45 Council Recommendation of 9 July 2019 on Italy’s National Reform Programme 2019 and delivering a Council opinion on Italy’s 2019 Stability Programme (2019/C 301/12).

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The highlights are briefly discussed below, with reference to the decisions taken by the Italian Government and the European Institutions.
Initially, in its Report to Parliament on March 5, the Government requested the authorisation to update public finance objectives and to revise the adjustment path towards the medium-term objective as defined within the Update to the Stability Programme 2019,46 declaring that “the epidemiological emergency represents an extraordinary event, to be faced with immediate and urgent measures”.47 The largest resources deriving from the deviation authorised by Parliament were used to finance the interventions laid down in Decree-Law No. 18 of March 17, 2020.
In its Communication of March 20, for the first time since its establishment in 2011, the Commission advocated the need to activate the general safeguard clause and asked the Council to approve this approach in order to provide guidance to Member States while preparing their fiscal response. For more details on the clause, see the Focus on “Flexibility in the Stability and Growth Pact to counter the covid-19 emergency”.

FOCUS
Flexibility in the Stability and Growth Pact to counter the covid-19 emergency
In its first Communication of 13 March 2020, the European Commission stated that it would make full use of all the instruments available in the Stability and Growth Pact (SGP) to enable Member States to adequately counter the economic and social impact of the covid-19 pandemic. In particular, the Commission reassured the Member States that support measures, such as those necessary to (i) contain and treat the pandemic, (ii) ensure liquidity for the most affected enterprises and sectors, and (iii) protect the jobs and incomes of concerned workers, could be considered one-off expenditures and as such may be excluded from the calculation of the structural balance. On that occasion, the Commission added that there were the conditions for requiring the flexibility needed to cope with exceptional events beyond government control. The clause may apply to health expenditures and rescue measures targeted at firms and workers, provided that they are temporary and linked to the epidemic.
Eventually, the Commission announced that it would have asked the Council to activate the general safeguard clause in order to suspend the fiscal adjustment recommended by the Council. Activation would be justified by the severe economic recession of the Euro area and the whole of the European Union.
The Eurogroup of 16 March 2020 reiterated the common vision on the implementation of the SGP discipline. All the allowed flexibility will be used to facilitate an adequate fiscal response to the economic shock. As is already the case with automatic stabilisers, the cyclical fall in revenue and the increase in expenditure on social shock absorbers will not affect the compliance with the European fiscal framework. Similarly, one-off temporary measures taken in response to covid-19 will be excluded from the calculation of the structural balance. Finally, the Council confirmed that the situation was such as to justify the request of flexibility to deal with exceptional events.

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46 In relation to what was previously stated in the Report to Parliament of 30 September 2019, annexed to the Update to the Stability Programme 2019 and approved by the two arms of Parliament, respectively, on 9 and 11 October.
47 The request was in accordance with Reinforced Law No. 243/2012 (implementation of Article 81 of the Constitution) which, in Article 6, paragraph 2, defines the exceptional event with reference to the European Union law, i.e. as a serious economic recession, or as an extraordinary event outside the control of the State.

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In its Communication to the European Council on 20 March 2020,[48] the Commission proposes with greater emphasis the activation of the general safeguard clause in the SGP, which allows Member States to take all the budgetary measures necessary to adequately address the severe economic recession that is affecting Europe as a whole.[49] The Commission has made it clear that the general safeguard clause does not suspend the SGP procedures; however, its activation will enable the Commission and the Council to undertake the necessary coordination of fiscal and economic policies within the framework of the Treaties, departing from the budgetary requirements which usually apply. In their joint statement on 23 March, the Finance Ministers of the Member States to the European Council shared the Commission’s analysis and supported the activation of the general safeguard clause.
In order to continue to act within the SGP coordination framework, the Commission agreed with the Member States some guidelines for the preparation of the Stability or Convergence Programmes which are normally sent by the end of April. Concerning the public finance forecasts, Member States have been asked to share as much as possible with regard to the years 2020 and 2021, together with the level of debt expected for 2020. The document, providing additional indications with respect to the original Communication of 13 March, suggests that Member States consider the measures taken to respond to the covid-19 emergency as structural falling within the scope of the general safeguard clause. Although a fraction of these measures could be classified as one-off according to the official definition of the Report on Public Finances in EMU 2015, the Commission recognised that they would be: (i) hardly subject to detailed reporting as is normally the case for one-off measures, (ii) even less than 0.1 percent of GDP (a conventional threshold for one-off measures); (iii) probably spread over a time horizon longer than annual; difficult to quantify ex ante. For these reasons, the one-off classification would make the monitoring procedures cumbersome and require demanding exchanges between the administrations concerned, representing an unnecessary burden. Despite the simplified format of the Stability or Convergence Programmes, the Commission stressed that they play a significant role in creating a coordinated response by the Union, in particular by taking stock of the situation and show the steps ahead.

In order to respond more appropriately to the needs arisen from the crisis, on 8 April50 the Government issued a new decree aimed at injecting liquidity into the economic system, mainly through the reinforcing of state guarantees. The effects on budgetary balance are negligible. This new measure is also included in the estimates here presented.
The trend estimates of public finance for 2020 reflect both the fall in tax revenues linked to the GDP contraction and the worsening of the budget balance as a result of the actions put in place to deal with the emergency. The latter – following the indications received by the Commission – are to be considered

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48 European Commission, COMMUNICATION FROM THE COMMISSION TO THE COUNCIL on the activation of the general escape clause of the Stability and Growth Pact, 20.3.2020 COM(2020) 123 final:
https://ec.europa.eu/info/sites/info/files/economy-finance/2_en_act_part1_v3-adopted_text.pdf
49 The general safeguard clause was introduced in the SGP in 2011 with the strengthening of the coordination of Member States’ budgetary policies. In the framework of preventive procedures, Articles 5(1) and 9(1) of Regulation (EC) No. 1466/97 provide that “in periods of severe economic downturn in the Euro area or the Union as a whole, Member States may be allowed to deviate from the adjustment path towards the medium-term budgetary objective, provided that medium-term fiscal sustainability is not compromised”. For the corrective arm of the SGP, Articles 3(5) and 5(2) of Regulation (EC) No. 1467/97 provide that, in the event of a severe economic downturn in the Euro area or the Union as a whole, the Council may also decide, on a recommendation from the Commission, to review the budgetary trajectory.
50 D.L. No. 23 of 8 April 2020 (so-called Liquidity Decree).

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entirely discretionary measures of structural nature, fully subject to the flexibility. The projections for 2021 assume that the impact of the exceptional expenditures directly linked to the emergency will end, while the trend scenario, as explained in Chapter II, incorporates the effects on economic growth originated by the measures implemented following the March and 8 April decrees.

FOCUS

Flexibility for 2020
The expenditure measures adopted by the Government in accordance with the March and 8 April decrees are all subject to flexibility, for an amount of 1.2 percent of GDP in 2020. Adding to this, an extra amount of 0.2 percent of GDP for safeguarding and securing the territory, the total flexibility requested for 2020 reaches about 1.4 percentage of GDP. It is recalled that further policies to be announced by the Government will also be subject to flexibility.
It should also be borne in mind that some public finance items are excluded from the calculation of the structural balance due to their temporary nature. For the year 2020, such one-off measures amount to around EUR 3.2 billion, i.e. 0.2 percentage points of GDP. In particular, a EUR 1.6 billion revenues shortfall linked miscellaneous substitute-taxes, and EUR 0.7 billion due to the scrapping of tax records. The largest expenditure of EUR 1.2 billion is linked to specific interventions to cope with natural disasters.

In terms of compliance with fiscal rules,51 the issues are the following. With regard to the budgetary policy-scenario objectives for 2020 outlined in the Stability Programmes, in a context in which several European countries will breach the 3 percent deficit threshold, it is clear that the European Commission will not initiate any procedures in presence of behaviours consistent with its guidance (i.e. if the higher expenditures are correctly used to counter the impact of the pandemic). Moreover, as mentioned above, the estimates here shown contain a high degree of uncertainty. At this stage, the European Commission intends to carry out an overall assessment of Member States’ fiscal position by monitoring the actions already implemented.
Against this background, however, the Commission will continue to carry out the calculation of the structural balance (and of the aggregate relevant to the expenditure rule), also in the light of rediscussing the current fiscal framework in the near future.
Using the estimates of potential output based on the macroeconomic scenario underlying this Economic and Financial Document and the relative trend public finance scenario, it has to be noted that, after a sharp improvement in 2019, the structural balance is projected to deteriorate by about 1.7 points in 2020, and then to improve again by 0.6 percentage points in the following year.
Given the margin of flexibility resulting from recent events and the estimated cyclical correction for 2020-2021, the fiscal framework under existing legislation is compatible with the European rules in terms of both adjustment path towards the MTO and expenditure rule.

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51 For more details on the process, please refer to the Focus on “Estimating significant deviations from the achievement of the MTO and the expenditure rule” in the DEF 2019 at page 53.

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With regards to the structural adjustment path towards the MTO, Italy would result in a non-significant deviation in 2020 on both the annual and biennial criteria. In 2021, the annual change is fully compliant, while the two-year change requirement shows a minor deviation. With regard to the expenditure rule, for the year 2020 Italy would be fully compliant on the annual criterion while recording a non-significant deviation over the biannual requirement. Finally, in 2021 the fiscal position of Italy would be broadly in line with the SGP framework.

FOCUS
Provisional estimates of compliance with fiscal rules
As regards the estimates for Italy, a net borrowing of 7.1 percentage points would correspond to a structural balance of -3.6 percentage points of GDP; the worsening is lower than the increase in the nominal deficit due to cyclical corrections (a significant widening of the output gap is recorded).[52]
In line with the Commission’s guidelines for the preparation of the Stability or Convergence Programmes, the structural expenditure falling under the general safeguard clause could be of 1.2 percentage points of GDP. To this must be added the request for flexibility already conveyed by the 2020 DBP and equal to 0.2 percent of GDP for the costs of extraordinary road maintenance and prevention of hydrogeological risks directly linked to the collapse of the Morandi bridge in Genoa and to the adverse weather conditions of 2018.
Dramatic cyclical conditions are taking place in 2020 leading to negative real growth, also reflected by a widening of the gap between real and potential GDP to more than 6 percentage points. In such circumstances, the fiscal adjustment matrix does not prescribe any efforts. That said, in 2020 there would be a significant deterioration in the structural balance of around 1.7 percentage points, which would lead to a departure from the MTO convergence path. As mentioned above, expenditures benefiting from the flexibility due to the exceptional events clause and the general safeguard clause are estimated at around 1.4 percentage points of GDP overall. Therefore, were the traditional compliance assessment to be applied, Italy would be in line with the requirements of the SGP as it would deviate from the MTO by an amount which is not significant on both annual and biannual criteria.[53]
As regards 2021, the structural balance would improve by 0.6 percentage points. This result is influenced by the following factors: i) the absence of additional exceptional expenditures and the rebound in growth leading to a relevant improvement in the general government balance, amounting approximately to around 3 percentage points; and ii) the output gap, while remaining negative, tends to close due to the recovery, thus leading to an improvement in structural terms smaller than the nominal one. In order to draw closer to the MTO in the year 2021, according to the current fiscal discipline, Italy would be required to achieve a 0.50 percentage points structural adjustment. This is mandated by the relatively improved economic conditions, which go from being exceptionally negative (where the output gap is less than -4) to negative (characterised by an output gap between -3 and -1.5). In addition, the growth rate of the economy continues to be higher than potential. For 2021, therefore, the adjustment required by the annual criterion would be easily achieved, just as the two-year criterion would be met, with a non-significant deviation.
Finally, with regards to the expenditure rule, in 2020 Italy would result in a non-significant deviation on the biennial criterion and compliant on the annual one; in 2021 it would be broadly in line with the existing framework. In 2020, the favourable assessment is mainly

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52 From the calculation of the structural change, the one-off measures, amounting to 0.2 percentage points of GDP, which cannot be linked to the covid-19 emergency, should be removed from the nominal deficit.
53 The deviation would be less than 0.3 and less than 0.1 percentage points for the annual and biennial criteria respectively.

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due to the substantial correction of the convergence margin, in view of the cyclical conditions occurred and, above all, the broad flexibility granted, which together raise the benchmark for the growth rate of the reference expenditure aggregate by more than 4 percent.
The tables below provide more detailed information on the convergence path to the MTO and compliance with the expenditure rule.

TABLE R 1: CYCLICALLY ADJUSTED PUBLIC FINANCE (% OF GDP) (1)
	2017	2018	2019	2020	2021
1. Growth rate of GDP at constant prices	1.7	0.8	0.3	-8.0	4.7
2. Net borrowing	-2.4	-2.2	-1.6	-7.1	-4.2
3. Interest expenditure	3.8	3.7	3.4	3.6	3.6
4. One-off measures (2)	0.0	0.1	0.0	0.2	0.2
of which: Revenue measures	0.5	0.2	0.1	0.2	0.2
Expenditure measures	-0.5	-0.1	-0.1	0.0	0.0
5. Potential GDP growth rate	-0.2	-0.1	0.2	-0.9	0.3
Factor contribution to potential growth:
Labour	0.0	-0.1	0.1	-0.8	0.2
Capital	0.0	0.0	0.1	-0.2	-0.1
Total Factor Productivity	-0.1	-0.1	0.0	0.0	0.1
6. Output gap	-0.6	0.3	0.5	-6.7	-2.6
7. Cyclical component of the budget balance	-0.3	0.2	0.3	-3.7	-1.4
8. Cyclically adjusted budget balance	-2.1	-2.4	-1.9	-3.4	-2.8
9. Cyclically adjusted primary surplus	1.6	1.3	1.5	0.2	0.8
10. Structural budget balance (3)	-2.1	-2.5	-1.9	-3.6	-3.0
11. Structural primary balance (3)	1.7	1.2	1.4	0.0	0.6
12. Change in structural budget balance	-0.8	-0.4	0.6	-1.7	0.6
13. Change in structural primary balance	-0.9	-0.5	0.3	-1.4	0.5

(1) Rounding to the first decimal figure may lead to inconsistencies among the values presented in the table.
(2) The positive sign indicates one-off measures reducing the deficit.
(3) Cyclically adjusted net of one-off and other temporary measures.

TABLE R 2: SIGNIFICANT DEVIATIONS
Convergence of the structural balance towards the MTO	2017	2018*	2019	2020	2021
Net borrowing	-2.45	-2.20	-1.64	-7.10	-4.25
Medium-Term Objective (MTO)	0.00	0.00	0.00	0.50	0.50
Structural balance	-2.10	-2.50	-1.93	-3.63	-3.03
Annual change in structural balance (**)	-0.26	-0.09	0.57	-1.70	0.60
Required change in structural balance	0.21	0.30	0.43	-1.40	0.50
Deviation of structural balance from the required annual change (<0.5 p.p.)	-0.47	-0.39	0.14	-0.29	0.10
Average change in structural balance (over 2 years)	-0.51	-0.18	0.24	-0.56	-0.55
Average required change in structural balance	-0.06	0.25	0.36	-0.49	-0.45
Deviation of structural balance from the required average change (<0.25 p.p.)	-0.44	-0.43	-0.13	-0.08	-0.10

Expenditure rule	2017	2018*	2019	2020	2021
Growth rate of reference expenditure aggregate (***) (%)	0.58	1.88	1.52	4.46	-1.31
Benchmark modulated on prevailing cyclical conditions (***) (%)	-0.57	0.50	0.50	4.37	0.16
Deviation of expenditure aggregate from the required annual change (<0.5 p.p.)	-0.31	-0.66	-0.45	-0.04	0.70
Deviation of expenditure aggregate from the average required change over	-0.10	-0.48	-0.56	-0.25	0.33

* In 2018 the required variation was 0.3 due to the use of margin of discretion.
** As regards to the assessment of convergence towards the MTO and compliance with the expenditure rule, in line with the procedures agreed at the EU level, for the years before 2018 the values calculated by the European Commission in its forecasts are taken as reference.
*** In real terms until 2017, nominal from 2018.

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TABLE R 3: FLEXIBILITY GRANTED TO ITALY IN THE STABILITY PACT
	2016	2017	2018	2019	2020	2021
Output gap DEF 2020 (% of potential GDP)	-2.36	-0.58	0.35	0.47	-6.74	-2.59
Cyclical conditions	Negative	Normal	Normal	Normal	Exceptionally
negative	Negative
Estimated adjustment on the basis of cyclical conditions and debt level (p.p. of GDP)	0.50	0.60	0.60	0.60	0.00	0.50
Flexibility granted (p.p. of GDP) of which:	0.83	0.39	0.00	0.18	1.40	0.00
a) for activation of flexibility clauses:
structural reforms	0.50	0.00	0.00	0.00	0.00	0.00
investments	0.21	0.00	0.00	0.00	0.00	0.00
b) for activation of clauses for unusual events:
refugees	0.06	0.16	0.00	0.00	0.00	0.00
security costs	0.06	0.00	0.00	0.00	0.00	0.00
costs of safeguarding and securing the territory	0.00	0.19	0.00	0.18	0.20	0.00
covid-19					1.20
Estimated modified adjustment for flexibility and unusual event clauses (p.p. of GDP)	-.033	0.21	0.60	0.43	-1.40	0.50
Margin of discretion (p.p. of GDP)			0.30

In accordance with the procedures established by the European Commission, for 2017 the computation of the flexibility granted takes into account the structural balance at t-1, the distance from the MTO and the clauses granted over the last three years, that being more favourable than the simple sum of the clauses granted for the same year.

Recalling that the estimates made are for guidance, it has to be pointed out that fiscal balances are subject to a significant degree of uncertainty and that a new update will be released. A first element to be introduced in the evaluation will, of course, be the impact of the Decree-Law under preparation both on 2020 and 2021. Next, the most suitable place to make a precise estimate of the public finance trends will be the Update to the Economic and Financial Document, planned for September, in which the Government will also describe its planning for the medium term.
In the meantime, first indications on the fiscal orientation are expected with the Country Specific Recommendations (CSR) issued by the Commission and usually adopted, after a joint discussion involving all Member States, in May. It also remains to be clarified how and since when a “normal” fiscal supervision will be restored. In this respect, it should be remembered that the Commission launched a consultation process to revise the fiscal framework. This process has been put on hold due to the need to focus all the efforts to contain the crisis and s the economy. The dramatic experience underway will be an essential element to be taken into account when resuming the discussions. In any case, it is very likely that the forthcoming CSRs will be a “bridge” towards a novel approach.

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III.3	FINANCIAL IMPACT OF THE REFORMS ADOPTED SINCE APRIL 2019
This section illustrates the impact on the net borrowing of the general government sector based on unchanged legislation deriving from the legislative measures adopted from April 2019 at the date of presentation of this Document54 in the light of the recommendations addressed to Italy in the framework of the European Semester on:
•
Public finance, with a focus (i) on the control of primary public expenditure, instrumental to the achievement of the structural budgetary correction required by European rules, ii) the reduction of the government debt-to-GDP ratio through the use of extraordinary revenues; (iii) improving the budget mix by shifting the tax burden from labour to other productive factors by simplifying tax expenditures and reforming cadastral values; combating tax evasion, by strengthening compulsory electronic payments and also by lowering the legal limits for cash payments and, on the expenditure side, by rebalancing the share of pension expenditure over the total.

•
Labour market, with an emphasis on combating undeclared work, strengthening social and active policies aimed at protecting the most vulnerable and encouraging female participation, and improving school performance, including through the development of digital skills.

•
Investment, by i) encouraging research and innovation and the quality of infrastructure, taking into account regional disparities; ii) strengthening the skills of civil servants, accelerating digitisation and increasing the efficiency and quality of local public services; iii) addressing restrictions on competition, in particular in the retail and business services sector, including through a new annual competition law.

•
Judicial system, for which it is recommended to reduce the duration of civil trials in all levels of judgment by streamlining and enforcing procedural rules, including those already under consideration by the legislator, with particular emphasis on insolvency regimes; improve the effectiveness of the fight against corruption by reforming procedural rules in order to reduce the duration of criminal proceedings.

____
54 They also include D.L. No. 18 of 17 March 2020 (so-called Cura Italia) and D.L. No. 23 of 8 April 2020 (so-called Liquidity Decree). For the first decree also the effects of the changes approved during the first parliamentary reading in the Senate of the Republic are considered (Senate Act 2463).

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TABLE III.5: IMPACT ON THE NET BORROWING OF THE REFORMS ADOPTED (million euros)
	2020	2021
SPECIFIC RECOMMENDATION NO.1 PUBLIC FINANCE
Containment of primary government expenditure, structural balance correction, reduction in government debt ratio
Net revenue change	-23,080	-8,637
Net change in expenditure	-1,911	-973
Shifting the tax burden from labour to other productive factors
Net revenue change	-3,093	-167
Net change in expenditure	7,082	14,894
Combating tax evasion
Net revenue change	3,830	3,670
Net change in expenditure	97	3,125
Implementation of pension reforms to reduce the share of pensions over total public expenditure
Net revenue change	2	10
Net change in expenditure	1,293	-455
SPECIFIC RECOMMENDATION NO.2 LABOUR MARKET
Undeclared work, active labour market policies and integrated social policies
Net revenue change	-2,354	-1,830
Net change in expenditure	10,097	1,906
Targeted investments to improve educational outcomes and digital skills
Net revenue change	17	48
Net change in expenditure	394	168
Combating tax evasion
Net revenue change	-11	-11
SPECIFIC RECOMMENDATION NO.3 INVESTMENTS
Investment in research and innovation and on infrastructure quality
Net revenue change	283	-861
Net change in expenditure	7,931	4,278
Improving the efficiency of the Public Administrations, digitisation and quality of local public services
Net revenue change	-171	-532
Net change in expenditure	1,704	18
Addressing restrictions on competition, including through a new annual competition law
Net change in expenditure	1,094	0
SPECIFIC RECOMMENDATION NO.4 JUDICIAL SYSTEM
Shortening the duration of civil proceedings, streamlining procedural rules and insolvency regimes
Net revenue change	9	11
Net change in expenditure	21	27
SPECIFIC RECOMMENDATION NO.5 FINANCIAL SECTOR
Restructuring of banks’ balance sheets, reduction of impaired loans
Net revenue change	1,614	-31
Net change in expenditure	1,020	340
TOTAL
Net revenue change	-22,954	-8,329
Net change in expenditure	28,821	23,326
Source: RGS processing on data of Annexes 3, Technical Reports and information contained in official documents. The resources of the action and cohesion programmes and the various funds earmarked for interventions of a European nature are excluded.

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•
Financial sector, for which it needs of i) encouraging the restructuring of banks’ balance sheets, in particular for small and medium-sized banks, by improving the efficiency and quality of assets and reducing impaired loans; ii) improving non-bank financing for smaller and more innovative enterprises.[55]

The financial effects are assessed in terms of higher/lower revenue and higher/lower expenditure. The estimation of the impacts of the measures, with the exception of some cases, highlights ‘costs’ and ‘benefits’ of measures for public finance, regardless of the cover found in any measure.
III.4	TREND OF DEBT-TO-GDP RATIO
Last September the Bank of Italy published an update of the series of public debt, in accordance with the new Manual on the public deficit and debt of Eurostat. The new debt assessment criteria have led to an upward revision of the debt ratio levels recorded in previous years, of around three percentage points.56 However, these revisions did not lead to significant changes in the dynamics of the ratio, which showed a trend towards stabilisation.
The latest data released by ISTAT57 and the Bank of Italy58 confirm previous estimates of the debt-to-GDP ratio for both 2017, 134.1 percent and 2018, 134.8 percent. The preliminary estimate for 2019 indicates the full invariance of the ratio, which remains firm at 134.8 percent, avoiding the annual increase of about 0.9 percentage points expected for 2019 in the Update to the Stability Programme of last September.
In 2019, the rate of nominal GDP growth was similar to that of the debt stock. As already explained in the previous chapters, nominal GDP growth was 1.2 percent, a result aligned with the April 2019 DEF forecast revised to 1.0 percent with the Update to the Stability Programme in September. The accumulation of public debt followed, on the other hand, a lower trend than the forecasts of both the Update to the Stability Programme 2019 (+ 1.7 percent) and the DEF 2019 (+ 1.6 percent).
Benefiting from a particularly better net borrowing than the policy-scenario objective (-1.6 percent vis-à-vis -2.2 percent of GDP), the debt ratio in 2019 was well below the 135.7 percent target set in the Update to the Stability Programme. The positive result (estimated by almost 1 percentage point of GDP compared to the objective) was affected, on the denominator’s side, by the upward revision of the level of GDP in 2019 by more than 0.3 percentage points; on the numerator side, by the downward revision of the government debt level of around 0.6

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55 Council Recommendations of 9 July 2019 on Italy’s National Reform Programme 2019 and Opinion on Italy’s Stability Programme, (2019/C 301/12).
56 By way of example, one of the most important changes concerns the accounting of interest accrued and not yet paid on the fruitful postal bonds (BPF), which, after the transformation of the Cassa Depositi e Prestiti in public limited companies, were transferred to the MEF.
57 Communiqué ‘GDP and debt AP’ of 2 March 2020 and ‘Notification of net debt and general government debt according to the Maastricht Treaty’ of 22 April 2020.
58 Banca d’Italia, ‘Statistical Bulletin of Public Finance, Needs and Debt’, 15 April 2020.

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percentage points of GDP, entirely attributable to 2019 as the debt stock at 31 December 2018 remains unchanged from previous estimates.
As noted at the beginning of this chapter, the 2019 deficit-to-GDP ratio is the lowest level observed in the last twelve years. The zero annual change in the debt-to-GDP ratio of 2019 is the fourth best result since the financial economic crisis.59 This data, read in conjunction with the initial information for 2020, which shows a lower debt accumulation than in 2019, confirms the increased sustainability of our country’s public finances before the covid-19 health emergency exploded.
Analysing the determinants of the change in the debt ratio, the primary surplus in 2019 increased to 1.7 percent of GDP from the estimated 1.5 percent in 2018. The value is much higher than the forecasts of last April, which placed it at 1.2 percent, and almost completely offsets the snow-ball component (which quantifies the automatic impact of the difference between interest rates and nominal GDP growth on the debt ratio dynamics), which has grown to 1.8 percent currently, from 1.4 percent in 2018. The snow-ball effect is estimated to increase for the second consecutive year, due to the weakening of nominal GDP growth, offset only in part by the reduction in interest expenditure, falling from 3.7 percent to 3.4 percent of GDP.
The stock-flow component, having contributed to the increase in the debt ratio over three consecutive years, showed a moderate change of trend in 2019, acting slightly in favour of debt change in 2019, by 0.02 percentage points of GDP. The following factors contributed to the result: i) an estimate of the public sector’s borrowing requirements for 2019 slightly better than in 2018, mainly due to higher tax revenues; ii) technical factors, such as the issue gaps and the so-called up-lift, i.e. revaluation effect compared to 2018, with a favourable impact of around 0.2 percentage points of GDP. In 2019, the reduction in emission rates60 allowed issues above par, while lower inflation, both Italian and European, which occurred compared to 2018, helped to reduce the scale of the revaluation. These factors counterbalanced the failed privatisation objectives set in the April 2019 DEF at 1.0 percent of GDP and revised to zero last September. In the course of 2019 the revenues from this source were, as in 2018, zero.
The further determinant of the stabilisation of the debt-to-GDP ratio in 2019 is the decline in liquidity stock of the Treasury, which showed a decrease from 2018 by around 0.1 percent of GDP, in line with the DEF and the Update to the Stability Programme 2019 policy-scenario objectives.
Although starting from a lower level of 134.8 percent, the 2020 debt-to-GDP ratio forecast will not show the reversal of the trend that was predicted in the Update to the Stability Programme of last September. The debt-to-GDP ratio will increase by around 17 percentage points in the unchanged legislation scenario, reaching 151.8 percent, driven by several factors. Firstly, the urgent measures approved by the Government in March to deal with the health emergency of the coronavirus, have so far had an impact of around EUR 20 billion on net borrowing

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59 The debt ratio decreased by 0.6 percentage points in 2017, 0.5 percentage points in 2016 and 0.1 percentage points in 2015.
60 The average cost of issuing government bonds fell from 1.07 percent in 2018 to 0.93 percent in 2019.

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and EUR 25 billion on the net balance to be financed of the State budget. This implies a reduction in the primary surplus compared to 2019, reaching a primary deficit of 3.5 percent of GDP, and a worsening of the stock-flow component for the part relating to the difference between the assessment of the impact of measures on balances with the accrual and cash criterion.
In addition, the decline in GDP leads to a cyclical deterioration of the budget balance which adds to the expansionary effect of the measures. Finally, a sharp increase in the so-called snow-ball effect is expected, resulting from interest expenditure which continues to be at a level of 3.6 percent of GDP in 2020, while nominal (and real) GDP of the current year undergoes an exceptional fall due to the recession.
Assessments of the extent of the recession at international and national level, and the time needed to return to normal are complex and ongoing, as is the public finance scenario. The actual change in the debt ratio in 2020 will depend on the joint impact of these determinants. These factors are, however, of a temporary nature. If the fall in economic activity will be limited to 2020, as assumed in the trend scenario of this Document, already in the short term the debt should begin the path of reduction outlined in the Update to the Stability Programme of last September.

TABLE III.6: GENERAL GOVERNMENT DEBT (1) (in million and as a % of GDP)
	2019	2020	2021
Level including Euro area financial support (2)
General government	2,409,841	2,522,575	2,601,917
% of GDP	134.8	151.8	147.5
Impact of support as % of GDP (4)	3.2	3.5	3.3
Level excluding Euro area financial support (2)
General government	2,351,994	2,464,861	2,544,595
% of GDP	131.6	148.4	144.3
1) Any inaccuracies arise from rounding.
2) Gross or net of Italy’s shares of loans to EMU Member States, bilateral or through the EFSF, and the contribution to ESMB’s capital. At the end of 2019, the amount of these shares amounted to approximately 57.8 billion, of which 43.5 billion for bilateral loans and through the EFSF and 14.3 billion for the ESM programme (see Bank of Italy, ‘Statistical Bulletin of Public Finance, Borrowing requirement and Debt’ of 15 April 2020). Estimates consider a reduction in MEF’s liquidity stocks of 0.8 percent of GDP in 2020 and an increase of 0.4 percent of GDP in 2021. The interest rates scenario used for the estimates is based on the implicit forecasts resulting from the forward rates on Italian government bonds during the period of elaboration of this Document.

3) Including liabilities towards the other sub-sectors. 4) Including the effects of the Italian contribution in support of the Euro Area: Greek Loan Facility (GLF), EFSF and ESM.

In 2021, the debt-to-GDP forecast based on unchanged legislation will fall to 147.5 percent of GDP, thanks to a return to economic growth.
Net of Italy’s shares of loans to EMU Member States, bilateral or through the EFSF, and the contribution to ESM’s capital, the 2019 final estimate of the debt-to-GDP ratio was 131.6 percent, while the forecast will be 144.3 percent in 2021.

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FIGURE III.2: TREND OF THE DEBT-TO-GDP RATIO (gross and net of support to the Euro area countries)

Source: ISTAT and Bank of Italy. From 2020, forecasts based on unchanged legislation.

FOCUS
Guarantees granted by the State
As of 31 December 2019, the stock of guarantees granted by the State reached 87.7 billion, or 4.9 percent of GDP. The increase of almost EUR 11.0 billion compared to the previous year is mainly due to the rise in GACS (+ EUR 3.0 billion), the central fund for guarantees granted to SMEs (+ EUR 2.8 billion), the first house guarantee fund (+ EUR 2.5 billion) and the guarantees for Italian banks (EUR 2.0 billion). In addition, guarantees for non-market risks in favour of SACE (+ EUR 1.7 billion) contributed to the increase. Overall, the guarantees granted to institutions in the financial sector, including banks, GACS and those relating to Cassa Depositi e Prestiti, amounted to around 25.1 billion (1.4 percent of GDP), an increase of EUR 4.3 billion compared to 2018.

	TABLE R.1: PUBLIC GUARANTEES (billions)
		2019
		Level	% of GDP
	Stock of guarantees	87.7	4.9
	of which: financial sector	25.1	1.4

The following components contributed to the total amount:
•     Central guarantee fund for small and medium-sized enterprises. It is an industrial policy instrument of the Ministry of Economic Development that benefits from the State guarantee and operates through three distinct actions: direct guarantee granted to banks and financial intermediaries; reinsurance/contribution on guarantee operations provided by Confidi and other guarantee funds; co-guarantee granted directly to lenders and in conjunction with Confidi and other guarantee funds or guarantee funds set up or co-financed by the EU. It has taken a central role in countercyclical economic policy interventions. As of 31 December 2019, the outstanding debt guaranteed amounted to approximately EUR 28,531 million.
•     TAV S.p.A. The Ministry of Economy and Finance guarantees the fulfilment of the obligations deriving from Ferrovie dello Stato S.p.A. to TAV S.p.A., in relation to the concession, construction and management of the High Speed system. This guarantee is

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aimed at making it possible to obtain on the market the financial resources necessary for the construction of the high-speed network. As of 31 December 2019, the outstanding debt guaranteed amounted to approximately EUR 1,182 million.
•     GACS (Guarantee on the Securitisation of non-performing loans). It is an instrument that the Treasury makes available to credit and finance operators to facilitate the disposal of non-performing bank loans. The State shall ensure only the senior tranches of the Securitised Non-Performing Loans portfolios, i.e. the safest ones, which ultimately bear any losses arising from recoveries from sub-expected loan recoveries: The most risky tranches cannot be reimbursed unless the senior tranches guaranteed by the State have been reimbursed in full. The price of the guarantee is market-based, as also recognised by the European Commission, which agrees that the scheme does not provide for State aid that could be detrimental for competition. As of December 31, 2019, the outstanding debt guaranteed amounted to EUR 10,746 million.
•     Guarantees assumed by local governments. The data relating to the guarantees granted by local authorities are provided by the Bank of Italy, which collects them through the information transmitted, through supervisory reports, directly from the financial institutions benefiting from it. As of 31 December 2019, the outstanding debt guaranteed amounted to approximately EUR 2,703 million.
•     Italian banks. These guarantees are granted by the State on the liabilities of Italian banks in relation to bonds issued by credit institutions. As of 31 December 2019, the outstanding debt guaranteed amounted to approximately EUR 10,616 million.
•     Bond issues by Cassa Depositi e Prestiti S.p.A. By Decree of the Minister of Economy and Finance No. 2545027 of 24 December 2015, the State guarantee on the bond issues by Cassa Depositi e Prestiti S.p.A. was granted for a maximum total of EUR 5 billion, in order to ensure the procurement of the resources for the performance of the public financing activity. As at 31 December 2019, guarantees totalling EUR 3,750 million were granted.
•     Guarantee fund for the first house (art. 1, c. 48, letter c of the Law of Stability 2014), which guarantees 50 percent of mortgage loans for the purchase, renovation and energy efficiency of buildings used as main dwellings. In 2019, compared with 47,815 new loans from the banking system totalling EUR 5,277 million, new guarantees amounting to around EUR 2,638 million were granted, so the outstanding guarantees amounted to EUR 6,874 million.
•     Guarantee for non-market risks to SACE. The State reassures, for consideration, part of the non-market risks already assumed by SACE S.p.A. for transactions concerning strategic sectors for the Italian economy or companies of significant national interest in terms of employment levels, turnover or spillovers for the country’s economic system of production, which are able to determine high risk of concentration in SACE towards individual counterparties, groups of connected counterparties or target countries, amounting to EUR 22,783 million. The guaranteed residual debt as at 31 December 2019 was EUR 22,903 million.
•     State guarantees in favour of ILVA. The guarantees are granted from loans of up to EUR 400 million provided by the banking system in favour of ILVA S.p.A.’s Commissioner, for the purpose of carrying out the necessary investments for environmental improvement, as well as for measures for research, development and innovation, training and employment. As at 31 December 2019, guarantees totalling EUR 400 million were granted.
In comparison with the main European partners, Italy remains among the countries with the lowest level of public guarantees. The stock of guarantees, as in most EU countries, is lower than the level observed in the two years following the financial crisis in 2011, due to the gradual loss of guarantees for the financial system, which were consistent in the countries

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most affected by the crisis. In 2018 only a small proportion of Italy’s total stock of guarantees was directed to the financial sector, about 1.2 percent of GDP compared with 4.4 percent overall.
FIGURE R.1: PUBLIC GUARANTEES IN EU COUNTRIES (% of GDP)

Source: Eurostat

III.5	THE DEBT RULE AND OTHER RELEVANT FACTORS
In the European fiscal framework debt sustainability is identified with the threshold of a 60 percent debt-to-GDP ratio. High-debt countries are therefore invited to shape their fiscal policy along a path of debt reduction within the time horizon defined by the Treaty on the Functioning of the European Union (TFEU).61 Compliance with the rule would require an annual reduction of 5 percent of the amount of debt exceeding the reference value of 60 percent. The previous paragraph discussed the evolution of the debt-to-GDP ratio over recent years, showing that low nominal growth levels made it extremely difficult to push the ratio downwards. Full compliance with the debt rule would have required harsh fiscal manoeuvres which would ultimately be further deflationary and counterproductive in terms of economic growth both in the short and medium term. In the awake of these considerations, the Italian governments have concluded that a public finance planning formally in line with the required debt reduction path would have been inappropriate.
As part of the multilateral fiscal surveillance process, the Commission assesses compliance with the debt rule. Since 2015, when the rule became fully binding within the Italian law, the Commission has repeatedly found that the evolution of Italian public debt does not comply with the adjustment path provided for by the rule. As required by Article 126(3) of the TFEU, the

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61 For a description of the debt rule, please refer to the Focus “The Debt Rule” in the DEF 2019 on page 70.

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Commission, after having found first evidences of deviation from the criterion of debt and/or deficit, invites the country to explain the factors considered relevant to justify the deviation so as to be able to formulate an assessment as comprehensive as possible.62
Thanks to the fruitful dialogue and exchange of information between the Italian Government and the European institutions, the Commission and the Council have understood the reasons put forward by the Italian governments regarding the postponement of debt reduction in the manner prescribed by the Treaties. Therefore, the infringement procedure based on non-compliance with the debt criterion has never been substantially opened. Important factors that influenced the Commission’s judgment and the Council’s decision have always included Italy’s compliance with the preventive arm of the SGP and the adoption and implementation of reforms suitable to increase potential growth and improve debt sustainability over the medium term.63 The last formal interaction took place last July, when it was again agreed not to proceed with the infringement procedure for non-compliance with the debt reduction path concerning the year 2018.64
Following the usual timetable, in spring the Commission should issues its assessment of the compliance with the 2019 rule. In the Country Report on Italy 2020, the Commission insisted on the high debt-to-GDP ratio and its dynamics, despite the fact that interest expenditure had decreased compared to last year’s forecasts and there was a more favourable nominal growth.
In the formal assessment of compliance with the rule, although the result for 2019 has been better than expected, the Commission should once again find evidences of an infringement.
For last year, in the retrospective configuration of the rule, Italy should have reached a debt-to-GDP ratio of 127.4 percent. Having realised the value of 134.8, the gap with the target remains significant (equivalent to 7.4 percentage points of GDP). If the debt-to-GDP ratio were adjusted for the economic situation according to the methodology agreed at European level,65 the value achieved in 2019 would have been of 138.8 percent of GDP. Compared with the backward looking parameter (127.4), the gap would have been of 11.5 percentage points of GDP. In the forward looking configuration assessing how the debt approaches the sustainability target over the next two years, debt would have been expected to

____
62 Indeed, the Commission may refrain from recommending to the Council the opening of an excessive deficit procedure on the basis of the existence of relevant factors such as: medium-term economic conditions, adherence to the rules dictated by the SGP, the dynamics and sustainability of public debt over the medium term. For an update on the dialogue between the Commission and Italy on the basis of Article 126.3, see paragraph III.4 of the Update to the Stability Programme 2019, p. 64. The Commission’s analyses and exchanges with the Italian Government can be consulted in chronological order at the following link:
https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/corrective-arm-excessive-deficit-procedure/closed-excessive-deficit-procedures/italy_en.
63 For a summary of the interlocution between 2015 and 2017, see the Focus entitled ‘The Debt Rule and the Report on Relevant Factors’ on page 52 of the Update to the Stability Programme 2018.
64 The package of measures consisting of D.L. No. 61/2019 and the bill of settlement of the 2019 budget led the Commission to recognise the tax adjustment made in 2019 as appropriate and in line with the path towards the MTO. For a description of the crucial steps in the dialogue between the Italian Government and the Commission on this procedure, see Update to the Stability Programme 2019, p. 64.
65 See European Commission, Vademecum Stability and Growth Pact 2019, p. 49.

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reach 133 percent of GDP, but in the current forecasts it is estimated to be 14.6 points higher.

FOCUS
Provisional estimates of compliance with the debt rule
The assessment of the compliance with the debt rule is also repeated for the years 2020 and 2021 (see Table below). Considering the figures of the current trend scenario, Italy would not comply with the debt rule in any of the three configurations. Forward-looking calculations are only available until 2019, as the Stability Programme horizon ends in 2021.

	TABLE R 1: COMPLIANCE WITH THE DEBT RULE
		2019	2020	2021
	Debt in year t+ 2 (% of GDP)	147.5
	Gap from backward-looking benchmark (% of GDP)	7.4	24.4	14.6
	Gap from forward-looking benchmark (% of GDP)	14.6
	Gap from cyclically-adjusted benchmark (% of GDP)	11.5	12.0	5.6

The formal assessment of the compliance with the debt rule should lead the Commission to draw up a new report under Article 126(3) of the TFUE in order to assess its actual breach. As on any previous occasion, Italy would be required to submit its observations in advance, explaining the relevant factors justifying the deviation. As regards the ex-post monitoring of results, compliance with the preventive arm of the SGP achieved in 2019 would be a particularly relevant and generally taken into account aspect. On the other hand, the government debt profile for 2020 and subsequent years will be substantially driven by the current economic shock; therefore, the issue of non-compliance with the rule should not arise on an ex-ante basis either.
In the same way as for budgetary balances, the issue will presumably be addressed within the framework of the public finance recommendations to be addressed to Italy. The ultimate goal will be to drive the debt-to-GDP ratio towards the 60 percent target over the medium term.

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IV.	ACTIONS TAKEN AND TRENDS FOR THE FUTURE YEARS
IV.1	MEASURES ADOPTED IN 2019
During 2019, the major economic policy measures adopted mainly concerned: interventions to fight poverty and on social security with the introduction of the Citizenship Income scheme and new forms of early retirement, provisions aimed at promoting economic growth and boosting the productive system of the country, through regulatory provisions simplifying the regulatory framework for contracts and the planning of public works, measures for tax relief and to revamp public and private investments and deferral of legislative deadlines. Overall, these measures have been substantially neutral for all public finance balances over the considered period, as their impact is negligible (Table IV.1).

TABLE IV.1: CUMULATIVE EFFECTS OF THE LATEST MEASURES IMPLEMENTED IN 2019 ON GENERAL COVERNMENT NET BORROWING (values in million; before netting out induced effects)
	2019	2020	2021
D.L. No. 4/2019 (converted by Law No. 26/2019)	7	77	54
D.L. No. 32/2019 (converted by Law No. 55/2019)	3	5	0
D.L. No. 34/2019 (converted by Law No. 58/2019)	3	2	1
D.L. No. 162/2019 (converted by Law No. 8/2020)	84	66	41

NET BORROWING	97	150	96

BORROWING REQUIREMENT	97	100	96

NET BALANCE TO BE FINANCED	2	6	12
Note: any inaccuracies result from rounding.

On the other hand, the size of the reallocations made between the various budget items was of greater importance. Deficit-reducing measures (higher revenues and lower expenditures) amounted to around EUR 12.2 billion in 2019, EUR 18.1 billion in 2020 and EUR 19.2 billion in 2021 (Table IV.2). The measures adopted (higher expenditures and lower revenues) amounted to around EUR 12.1 billion in 2019, EUR 18.0 billion in 2020 and EUR 19.1 billion in 2021 and mainly concern measures on the expenditure side.

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TABLE IV.2: CUMULATIVE EFFECTS OF THE LATEST MEASURES IMPLEMENTED IN 2019 ON GENERAL GOVERNMENT NET BORROWING (values in million; before netting out induced effects)
	2019	2020	2021
DEFICIT-REDUCING MEASURES	12,203	18,140	19,206
Higher revenue	756	1,079	1,175
Lower expenditure	11,447	17,061	18,031
- Current expenditure	11,038	16,400	17,374
- Capital expenditure	409	662	657
INTERVENTIONS	12,106	17,990	19,109
Lower revenue	117	617	906
Increased expenditure	11,988	17,373	18,203
- Current expenditure	11,544	16,681	17,369
- Capital expenditure	444	692	834
EFFECTS ON NET BORROWING	97	150	96
Net change in revenue	638	462	269
Net change in expenditure	541	312	172
- Current expenditure	506	282	-5
- Capital expenditure	35	30	177
Note: any inaccuracies result from rounding.

The subsectors of the general government, (Table IV.3) are affected in particular by the effects of the measure1 introducing the Citizenship Income and, experimentally, for those who mature the requirements in the three years 2019-2021, the right to early retire in the presence of both the requirements of 62 years old age and a minimum contribution seniority of 38 years, as well as other measures facilitating the access to early retirement, including the disapplication until 2026 of the adjustment to life expectancy of the contribution seniority requirement for early retirement, regardless of age.

TABLE IV.3: CUMULATIVE EFFECTS OF THE LATEST MEASURES IMPLEMENTED IN 2019 ON GENERAL GOVERNMENT NET BORROWING BY SUBSECTOR (values in million; before netting out induced effects)
	2019	2020	2021
CENTRAL GOVERNMENT	6,115	7,351	8,684
Net revenue change	519	255	134
Net change in expenditure	-5,596	-7,097	-8,550

LOCAL GOVERNMENT	404	91	-792
Net revenue change	15	26	17
Net change in expenditure	-389	-65	809

SOCIAL SECURITY FUNDS	-6,421	-7,293	-7,795
Net revenue change	105	181	118
Net change in expenditure	6,526	7,473	7,913

EFFECTS ON NET BORROWING	97	150	96
Note: any inaccuracies result from rounding.

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9 This is Decree Law No. 4 of 28 January 2019, converted with amendments by Law No. 26 of 28 March 2019. See DEF 2019, Section I, p. 133 et seq.

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These measures, which largely explain the deficit of the social security institutions, were financed by the use of ad hoc State budget funds set up by the Budget Law for 2019. The deficit of local administrations is largely due to the resources allocated to the municipalities for financing interventions of energy efficiency, sustainable territorial development and the security of public buildings, to the resources for the maintenance of roads and schools, the reduction of the contribution to public finance of the Friuli Venezia Giulia and Sicily Regions and to the increase of the fund for ordinary financing of universities.
The specific details of the main measures adopted during 2019 have already been extensively described in the previous planning documents to which reference is made.
In relation to these, further measures were adopted at the end of 2019 with the decree law containing the deferral of legislative deadlines.2 Among these, the refinancing of the Social Fund for Employment and Training falls within the field of social welfare. With regard to labour in the public sector, various measures are planned for extraordinary staff recruitment, expansion of staff plans and increased funds for the accessory treatment of State administrations and other public authorities. In favour of research, the fund for ordinary financing of universities is also increased to allow the recruitment of 1,607 new researchers since 2021.
Regarding the territorial governments, security plans for the maintenance of roads and schools in the metropolitan cities of Rome and Milan are financed, it is established the non-application, for the years from 2023 to 2033, of the recovery procedure, in favour of the State budget, of the greater revenue collected by regions and autonomous provinces from vehicle taxes, and new resources are allocated for the economic recovery and continuity of the local public transport services of the City of Genoa following the collapse of the Polcevera Overpass.
In the healthcare sector, with the aim of promoting scientific research and the training of professionals in the clinical field, a tax credit is recognised for the years 2020-2023 in favour of university hospitals not having a company structure. In addition, a contribution is given to support the activation and operation of the High Isolation Unit of the National Institute for Infectious Diseases “Lazzaro Spallanzani” in Rome.

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2 D.L. No. 162/2019 converted with amendments by Law No. 8 of 28 February 2020.

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TABLE IV.4: EFFECTS OF DECREE LAW NO. 162/2019 ON GENERAL GOVERNMENT NET BORROWING (values in millions; before netting out induced effects)
	2019	2020	2021
DEFICIT-REDUCING MEASURES	217	323	372

Higher revenues	0	41	98
Fiscal and contributory effects of measures relating to staff expenditure	0	29	91
Other	0	12	7

Lower expenditure	217	282	275
Funds for the financing of legislative measures	4	60	87
Structural assistance for economic policy	213	2	17
Fund to strengthen research activities carried out by universities, public and private research institutes and institutions	0	0	50
Discount fund multi-annual contributions	0	114	17
Fund for needs that cannot be deferred	0	9	23
Fund “The Good School”	0	6	20
Reduction of funding for road safety measures and energy efficiency of schools	0	0	5
Fund for needs that cannot be deferred	0	3	4
National Emergency Fund	0	10	0
Measures relating to staff of State administrations and other public bodies	0	2	0
Reduction of resources of the Ministry of Infrastructure and Transport for renewal of rolling stock and local public transport	0	10	10
Other	0	65	41

INTERVENTIONS	133	257	332

Lower revenue	0	8	13
Fiscal and contributory effects of measures relating to staff expenditure	0	2	1
Other	0	6	12

Increased expenditure	133	249	319
Measures relating to staff of State administrations and other public bodies	0	64	96
Ordinary University Fund – Recruitment Plan for Researchers and Career Progressions	0	0	97
Other	0	76	47
Social Fund Employment and Training	133	0	0
Financing security plan for the maintenance of roads and schools for the Metropolitan Cities of Rome and Milan	0	30	30
Extraordinary programme of maintenance of the road network of provinces and metropolitan cities	0	0	5
Participations in favor of the city of Genoa in consequence of the collapse of the Morandi bridge	0	26	10
Tax credit for scientific research activities in university polyclinics	0	5	10
Reimbursement of advances by the Regions in favour of agricultural enterprises affected by calamitous events	0	30	0
Logistic-organizational activities connected with the Italian presidency of the G20	0	0	22
Contribution to ANPAL operation spa services	0	10	0
Contribution to the activation and operation of the isolation unit of the National Institute for Infectious Diseases “Lazzaro Spallanzani” of Rome	0	2	2
Measures for the promotion of Made in Italy	0	7	0

EFFECTS ON NET BORROWING	84	66	41
Note: any inaccuracies result from rounding.

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IV.2	THE PUBLIC FINANCE MANOEUVRE: THE EFFECTS ON BALANCES
The public finance manoeuvre consists of the provisions of the Budget Law for 2020,3 as well as the financial effects of Decree Law No. 124/20194 laying down urgent provisions in tax matters and for needs that cannot be deferred.
Overall, the manoeuvre (Table IV.5) entails an increase in net borrowing of approximately EUR 16.2 billion in 2020 and EUR 12.4 billion in 2021, compared to the trend forecast. In terms of borrowing requirement, the expected deterioration is around EUR 17 billion in 2020 and EUR 12.6 billion in 2021. As for the State budget, it is increased the net balance to be financed by about EUR 20.1 billion in 2020 and EUR 15.3 billion in 2021.5

TABLE IV.5: EFFECTS OF THE PUBLIC FINANCE MANOEUVRE (values in million; before netting out induced effects)
	2019	2020	2021
2020 Budget Law (L. No. 160/2019)	0	-16,246	-12,458
D.L. No. 124/2019 (converted by Law No. 157/2019)	60	24	13

NET BORROWING	60	-16,222	-12,444

BORROWING REQUIREMENT	335	-16,996	-12,583

NET BALANCE TO BE FINANCED	728	-20,131	-15,300
Note: any inaccuracies result from rounding.

On the accounting side, in terms of net borrowing, the deficit-reducing measures (higher revenues and lower expenditures) of the public finance manoeuvre amount to approximately EUR 23.2 billion in 2020 and EUR 28.1 billion in 2021 (Table IV.6). Interventions (lower revenues and higher expenditures) amount to around EUR 39.4 billion in 2020 and EUR 40.6 billion in 2021.6

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3 L. 27 December 2019, No.160.
4 Converted, with modifications, by Law No. 157 of 19 December 2019.
5 The different effect on the borrowing requirement and on the net balance to be financed of the State budget compared to net borrowing stems from the different accounting criteria for transactions on these balances and from the fact that they refer to different institutional units.
6 These effects include the increase provided for by Decree Law No. 124/2019 of the fund for the reduction of the fiscal pressure (approximately EUR 5.3 billion in 2020 and EUR 4.4 billion in 2021) and of the fund for the compensation of financial effects not provided for under existing legislation (EUR 26 million in 2020 and EUR 25 million in 2021) and the simultaneous reduction of the same funds under the budgetary law, in order to ensure the contribution of the greatest resources obtained by the decree to achieve the objectives of public finance. Net of accounting operations to increase and use these funds, in terms of net borrowing, the size of interventions would be reduced to around EUR 34 billion in 2020 and EUR 36.2 billion in 2021; while the covering would be around EUR 17.8 billion in 2020 and EUR 23.8 billion in 2021. It should also be remembered that the fund for the reduction of the fiscal pressure with the Budget Law has also been reduced by an amount of EUR 0.37 billion per year since 2020 in relation to the increased permanent resources arising from the tax evasion countering activity recorded in the Update of the Stability Programme 2019.

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TABLE IV.6: EFFECTS OF THE PUBLIC FINANCE MANOEUVRE ON GENERAL GOVERNMENT NET BORROWING (values in million; before netting out induced effects)
	2019	2020	2021
DEFICIT-REDUCING MEASURES	3,047	23,174	28,121
Higher revenue	122	12,572	17,901
Lower expenditure	2,925	10,602	10,219
current expenditure	2,308	7,229	7,476
capital expenditure	617	3,373	2,743
INTERVENTIONS	2,987	39,396	40,565
Lower revenue	1,531	28,600	20,925
Increased expenditure	1,457	10,796	19,640
current expenditure	246	8,563	14,670
capital expenditure	1,210	2,233	4,971
EFFECTS ON NET BORROWING	60	-16,222	-12,444
Net revenue change	-1,409	-16,028	-3,023
Net change in expenditure	-1,469	194	9,421
current expenditure	-2,062	1,334	7,193
capital expenditure	593	-1,140	2,228
Note: any inaccuracies result from rounding. The public finance manoeuvre includes the effects of the Budget Law for 2020 and of Legislative Decree No. 124/2019 converted by Law No. 157/2019.

With regard to the general government subsectors (Table IV.7), the manoeuvre leads to a deterioration in the balance of the central government by about EUR 15.2 billion in 2020 and EUR 10.6 billion in 2021. This result largely depends on the deactivation of the safeguard clauses, total for 2020 and partial for the following years, and on measures to reduce the tax burden on employees. Further, the establishment of a fund to encourage the use of electronic payment instruments and measures to promote public and private investment also have an impact on spending.
For local governments, the manoeuvre results in a deficit of approximately EUR 0.7 billion in 2020 and EUR 2.4 billion in 2021, mainly due to the provisions aimed at stimulating the restart of investments by the territorial governments.

TABLE IV.7: EFFECTS OF THE PUBLIC FINANCE MANOEUVRE ON GENERAL GOVERNMENT NET BORROWING BY SUBSECTOR (values in million; consolidated values before netting out induced effects)
	2019	2020	2021
CENTRAL GOVERNMENT	-308	-15,200	-10,554
Net revenue change	-1,134	-16,173	-3,351
Net change in expenditure	-826	-973	7,204

LOCAL ADMINISTRATIONS	-59	-684	-2,399
Net revenue change	-302	-188	-588
Net change in expenditure	-243	496	1,811

SOCIAL SECURITY FUNDS	427	-339	509
Net revenue change	27	332	916
Net change in expenditure	-400	672	406

EFFECTS ON NET BORROWING	60	-16,222	-12,444
Note: any inaccuracies result from rounding.

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For the social security institutions, affected by interventions in favour of households, the manoeuvre leads to a deterioration of the relative budget balance of about EUR 0.3 billion in 2020 and an improvement of about EUR 0.5 billion in 2021.
IV.3	THE PUBLIC FINANCE MANOEUVRE: THE MAIN MEASURES
With the aim of reducing the tax burden for households and businesses the manoeuvre (Table IV.8) provides for, for 2020, the complete deactivation of the safeguard clauses (automatic increases of VAT and excise duties on fuels) totaling EUR 23.1 billion. Since 2021, the expected increases in VAT rates have been partially reduced and fuel excise duty rates revised, with a net tax reduction of EUR 8.6 billion in 2021. A specific fund is addressed to finance, through subsequent regulatory provisions, the reduction of the tax burden on employees of EUR 3 billion in 2020 and EUR 5 billion since 2021.
In support of firms’ competitiveness and development, super and hyper-amortisation is expected to be converted into tax credits for the purchase of new capital goods, both material and intangible, including those functional for technological transformation according to the Industry 4.0 model (a total of around EUR 1.1 billion in 2021). At the same time, the training tax credit for the acquisition or consolidation of skills in technologies relevant for technological and digital transformation provided for in the national enterprise plan 4.0 (0.15 billion in 2021) is extended for 2020. A new tax credit is also introduced for investments in research and technological innovation 4.0, with an enhanced benefit in favour of environmentally sustainable processes and aimed at the circular economy (approximately EUR 0.23 billion in 2021). The economic growth aid measure (ACE) (with a net benefit, taking into account the simultaneous repeal of the mini-IRES, of around EUR 0.3 billion in 2020) is restored in order to support the capitalisation of companies. Other measures to strengthen the production system concern the refinancing of the SMEs Guarantee Fund (approximately EUR 1.4 billion in the period 2019-2021), the tax credit for the acquisition of capital goods for production facilities based in the Southern regions (approximately EUR 0.7 billion in 2020) and the facilitation, so-called “Nuova Sabatini”, for the acquisition of instrumental goods (approximately 0.2 billion in 2020-2021).
The Budget Law extends the tax deductions for expenditures related to interventions of energy efficiency, building renovation, and the purchase of furniture and household appliances under renovation and introduces a new deduction of up to 90 percent of the expenses incurred for the restoration of the facades of buildings (in total, in net terms, about EUR 0.9 billion in 2021).
An important part of the manoeuvre consist of measures to support investments and environmental and social sustainability. In this direction, additional resources are allocated, compared to those already authorised in previous years, for investments by the central government of the State through the establishment of a special fund, which will be finalised in the course of 2020, to be allocated also to innovative programmes and to reduce the environmental impact (approximately EUR 0.1 billion in 2020 and EUR 0.3 billion in 2021

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compared to budget allocations totalling approximately EUR 20.8 billion for the years from 2020 to 2034).
The Green New Deal Fund is set up to implement economically sustainable projects with the aim of decarbonising the economy, circular economy, urban regeneration, sustainable tourism, adaptation and mitigation of the risks arising from climate change on the territory and investment programmes and projects of an innovative and high environmental sustainability nature, with a total budget of approximately EUR 4.2 billion in the period 2020-2023. The fund operates through the granting of guarantees or the activation of financial transactions.
In the field of research, it is noteworthy the allocation of new resources for the enhancement of research carried out by universities and public and private institutions and for research programmes in the field of aerospace (a total of over EUR 0.3 billion in the two-year period 2020-2021).
In favour of municipalities there are measures for the realisation of public works and final and executive planning to secure  schools, roads and municipal heritage, for the regeneration and urban decorum, for investments in public buildings and interventions to secure the territory at hydrogeological risk, restructuring and construction of municipal nurseries (a total of about EUR 0.7 billion in the period 2020-2021). Moreover, the revenues no longer available to municipalities following the introduction of TASI (approximately EUR 0.1 billion per year in the period 2020-2021) are restored, providing for the simultaneous unification of IMU and TASI taxes. In addition, the Municipal Solidarity Fund is gradually increased (approximately EUR 0.1 billion in 2020, EUR 0.2 billion in 2021, EUR 0.3 billion in 2022 and 2023 to exceed EUR 0.6 billion from 2024). This increase balances out the required contribution to municipalities for spending review measures included in previous provisions.7 In addition, local governments are entitled to calculate in 2020 and 2021 the doubtful receivables fund, applying the percentage of 90 percent, rather than, 95 percent and 100 percent respectively, for those which in the year preceding the reference year presented indexes of payments rapidity in line with the deadlines laid down in the 2019 Budget Law, with a consequent increase in the spending capacity of these entities (approximately EUR 0.1 billion per year for the years 2020-2021). Further interventions concern the Provinces and Metropolitan Cities for the financing of the maintenance of the road network and the energy efficiency of schools (a total of EUR 0.1 billion in 2021) and the ordinary-statute regions for the realisation of public works and the efficiency of buildings and the territory (EUR 0.2 billion per year from 2023 to 2034). Moreover, for the ordinary-statute regions, the possibility of using the administration budget results and the Restricted Long-Term Fund of revenues and expenditures (approximately EUR 0.15 billion in 2020 and EUR 0.3 billion in 2021) is anticipated to 2020. Other measures concern the safeguard of the Lagoon of Venice, the securing and the hydraulic adjustment of the Molinassi and Cantarena rio, the accessibility of the industrial harbour area of Genoa Sestri Ponente and the realisation of line 2 of the metro of Turin (altogether approximately EUR 0.1 billion in the period 2020-2021).

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7 D.L. No. 66/2014, converted with amendments by Law No. 89 of 23 June 2014.

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In order to support the families, the universal allowance and family services fund is set up to finance, by means of appropriate regulatory measures, the reorganisation the family support and enhancement benefits (about EUR 0.4 billion in 2021, netting out the utilisation already foreseen under the Budget Law). The birth grant (so-called baby bonus) is extended by one year with a financing of EUR 0.3 billion in 2020 and EUR 0.4 billion in 2021 (taking into account the duration of the benefit that is due until the first year of the child born or adopted) and the economic contribution to the payment of public and private nursery fees with the provision of forms of support at home for children suffering from severe chronic diseases (approximately EUR 0.2 billion per year) is stabilised and increased.
In the social sector, the disability and non-self-sufficiency fund is set up to finance the reorganisation of disability support policies, and new resources are provided for disabled workers, the transport of pupils with disabilities and the support for caregivers and hearing-impaired (a total of around EUR 0.15 billion in 2020 and EUR 0.27 billion in 2021).
In the field of social security, the measures relating to the early retirement for the categories of disadvantaged workers (so-called ‘APE Social’) and early retirement (so-called ‘women option’) for female workers who have completed a contributory seniority of at least 35 years and are more than 58 years old for employed workers (one year more for self-employed women) by 31 December 2019 are renewed for 2020. In total, an amount of around EUR 0.6 billion in the period 2020-2021 is earmarked for the two measures.
In the field of healthcare, it is planned to abolish the fixed quota of EUR 10 of participation in the cost of specialised assistance services (so-called ‘Superticket’) with consequent effects of approximately EUR 0.2 billion in 2020 and EUR 0.6 billion since 2021.
In the public employment sector, additional resources are allocated to contract renewals for the three-year period 2019-2021 of the workforce employed by State administrations (approximately EUR 0.3 billion in 2020 and EUR 1.6 billion since 2021 which, net of tax and contributions effects, amounted to about EUR 0.2 billion in 2020 and EUR 0.8 billion since 2021) for total resources of EUR 3.37 billion, both for  personnel on Aran contracts, and for those under public law contracts (armed forces, Police Corps, Fire Departments, Prefect and Diplomatic officials).
Finally, among other interventions, there are the continuation of international peace missions (EUR 0.85 billion in 2021 net of tax and contributions effects amounting to EUR 0.5 billion), the financing of specific budgetary funds to be allocated to premium measures dedicated to purchasers through the use of electronic payment instruments (EUR 50 million in 2020 and EUR 3.05 billion in 2021) and the refinancing of the Social Fund for Employment and Training (EUR 0.2 billion since 2020).
The public finance manoeuvre gathers a significant part of the resources through provisions to fight tax evasion. These include a series of measures to counter the phenomenon of illicit compensations, such as the introduction of preventive checks on direct tax receivables made under the F24 model (approximately EUR 1.1 billion in 2020 and EUR 0.9 billion annually in 2021), and measures to limit the phenomenon of illicit compensations by accepting the tax debt of third parties (approximately EUR 0.3 billion per year in the two years

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2020-2021) or the use of credits by persons who have ceased the VAT number (EUR 0.2 billion per year).
The reverse charge regime is extended to the procurement and subcontracting sector in order to counter illicit staff leasing (approximately EUR 0.5 billion in 2020 and EUR 0.9 billion in 2021). Checks and obligations to be complied with are increased for trade in motor vehicles and motor cycles of Community origin by companies which do not fulfil their VAT payment obligations (approximately EUR 0.2 billion annually). The activities of analysis of the risk of tax evasion are expected to strengthen through a wider and more effective use of the information assets by the structures of the Financial Administration with an expected increase in revenues of approximately EUR 0.4 billion in the two-year period 2020-2021.
More revenues are expected from a package of rules aimed at preventing frauds in the commercialisation and distribution of fuels and energy products. In particular, one of the main ones is the obligation to present the customs accompanying document and the simplified administrative document (SAD) exclusively in electronic form; in addition, companies distributing electricity and natural gas will have to submit data on transported products in electronic form (overall considering also other measures for the sector around EUR 0.8 billion in 2020 and EUR 1.2 billion in 2021).
In the gaming sector, the single tax collection on entertainment devices and the withdrawal on winnings obtained by video-lottery devices are increased, the controls for combating illegal gambling are increased and the betting races and bingo are extended. Finally, it is planned a new invitation to tender for the granting of concession of the collection by means of machines with cash winnings. Overall, there are expected higher revenues of around EUR 1.3 billion in 2020 and EUR 1.2 billion in 2021 from this sector.
In order to promote more sustainable consumption and production models and to protect health, a tax on the consumption of single-use plastic products is introduced, with the exception of medical devices and compostable products (in net terms about EUR 0.1 billion in 2020 and EUR 0.4 billion in 2021), beside the tax on packaged sweetened beverages (in net terms about EUR 0.1 billion in 2020 and EUR 0.3 billion in 2021), the excise duties on tobacco are revised and new consumption taxes are introduced on accessory products for the consumption of tobacco (approximately EUR 0.1 billion in consumption).
The results in year 2020 are also affected by the rescheduling of the payments of the first and second instalments of the PIT (IRPEF), CIT (IRES) and IRAP for those for whom the Synthetic Indexes of Reliability have been approved. Since the same year, it assumes relevance the highest resources deriving from the results of the self-liquidation with the payment of 30 October 2019 by the same taxpayers (a total of about EUR 2.3 billion in 2020 and EUR 0.84 billion from 2021).
The optional tax regime introduced by the last budget law is abolished, which provided, from 2020 onwards, for a 20 percent single rate substitute tax in favour of individual entrepreneurs who earn revenues between EUR 65,000 and EUR 100,000, so-called flat tax, (in net terms about EUR 0.1 billion in 2020 and EUR 1.1 billion in 2021). On the other hand, the flat-rate scheme is instead confirmed, but subject to certain income conditions, while providing for a premium scheme to

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encourage the use of electronic invoicing (in net terms around EUR 0.1 billion in 2020 and EUR 0.9 billion in 2021).
The deferral and rescheduling for the 2019 tax period of some negative deductible components for CIT and IRAP purposes will lead to higher revenues of around EUR 1.6 billion in 2020. New provisions strengthen and make directly enforceable the tax on digital services already introduced by the Budget Law for 2019 (approximately EUR 0.2 billion in 2020-2021). In the field of digital tax, since 2020 the use of deductions for IRPEF purposes of charges deductible at 19 percent (with the exception of costs for the purchase of medicines, medical devices and healthcare services provided by public or affiliated facilities) is subject to payment with traceable instruments, with consequent expected effects of higher revenues of about EUR 0.9 billion in 2021.
Among other tax provisions, higher revenues expected from the re-determination of the purchase values of non-negotiated holdings and building land with agricultural use (approximately EUR 0.8 billion in 2020 and EUR 0.5 billion in 2021).
On the expenditures side, more resources are provided by the Ministerial contribution measures to the public finance manoeuvre, by the reductions and reprogramming of some funds and transfers of the State budget and by other interventions to rationalise spending (a total of about EUR 4.4 billion in 2020 and EUR 3 billion in 2021). These measures also include the lower planned costs compared to the assessments contained in the Update of the Stability Programme 2019 related to early retirement measures referred to in Articles 14 and 15 of Legislative Decree No. 4/2019.8
In order to safeguard the policy objectives for public finance and the savings expected from early retirement interventions, provision is made for the accrual and cash allocations of the State budget for an amount of EUR 1 billion in 2020 and EUR 0.9 billion in 2021. These provisions may be remodeled by the administrations, in order to ensure the necessary management flexibility, and will be confirmed, in whole or in part, or made available in the course of 2020 depending on the results of the monitoring activity.

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8 Converted with amendments by Law 28 March 2019, No. 26.

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TABLE IV.8: EFFECTS OF THE PUBLIC FINANCE MANOEUVRE ON GENERAL GOVERNMENT NET BORROWING (values in million; before netting out induced effects)
	2019	2020	2021
DEFICIT-REDUCING MEASURES	3,047	23,174	28,121
Higher revenue	122	12,572	17,901
Review of self-liquidation revenues for ISA taxpayers	0	1,936	1,936
Repeal of replacement tax on natural persons operating business activities with incomes of between EUR 65,000 and EUR 100,000	0	389	3,050
Provisions on games	0	1,272	1,231
Fiscal and contributory effects of measures relating to staff expenditure	87	380	1,412
Introduction of prior control credit compensation through F24	0	1,084	878
Revision of clauses on excises	0	0	821
Revision of the flat-rate scheme with incentives for the use of electronic invoicing	0	104	1,264
Reverse charge extension for the contrast of illicit manpower administration	0	453	910
Aid for economic growth -ACE- and simultaneous abolition of mini-IRES	0	94	487
Recognition of IRPEF deductions only in case of payment with traceable instruments	0	0	868
Revaluation of the value of non-traded holdings and land	0	823	453
Electronic presentation of the simplified accompanying document for products subject to excise duty	0	240	480
Deferral in deduction of negative business income components	0	1,644	0
Tax on plastic packaging	0	141	521
Rescheduling of tax instalments for ISA taxpayers	0	1,460	0
Anti-fraud provisions relating to excise duty on energy products	0	335	335
Enhancement of evasion risk analysis activities	0	125	251
Measures to combat fraud linked to the acceptance of other persons’ tax debts	0	288	288
Tax on sweetened beverages	0	59	351
Electronic transmission of accounting data of obliged parties and distributors in the electricity and natural gas sectors	0	120	240
Combating VAT fraud on cars from the EU	0	209	209
Termination of VAT number and inhibition of receivable compensation	0	200	200
Extension of deductions for energy redevelopment, renovation of buildings and purchase of furniture and household appliances	0	138	559
Increase IRES for public dealers	0	192	110
Review of tobacco excise duties and excise duties on smoking products	0	119	119
Tax on digital services – Web tax	0	108	108
Remodulation of excise duties to be applied to energy products	0	106	106
Extension of the computerised INFOIL system to tax storage deposits	0	60	120
90 % deduction for construction projects aimed at the restoration or restoration of the facade of buildings – tax effects	0	36	146
VAT non-school or university educational benefits	0	59	59
Deferral of the term scrap-ter	35	40	39
IMU-TASI unification	0	14	69
Incentives for energy	0	123	0
Other	0	221	283
Note: any inaccuracies result from rounding. The public finance manoeuvre includes the effects of the Budget Law for 2020 and of Legislative Decree No. 124/2019 converted by Law No. 157/2019.

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TABLE IV.8 (CONTINUED 2): EFFECTS OF THE PUBLIC FINANCE MANOEUVRE ON GENERAL GOVERNMENT NET BORROWING (values in million; before netting out induced effects)
	2019	2020	2021
Lower expenditure	2,925	10,602	10,219
Fund to reduce the fiscal pressure	0	5,708	4,752
Contribution of the ministries to the maneuver of public finance	1,969	1,022	1,011
Reduction of Ministerial expenditure	406	1,983	472
Replanning and reductions Ministerial expenditure	0	950	370
Additional savings from early retirement “Quota 100”	0	300	900
Fund for universal allowance and family services	0	0	610
Abolition in 2020 of tax credit for research and development activities	0	0	974
Other expenditure review measures	0	153	226
Lower reallocations from CO2 auction proceeds	0	150	150
Elimination of gasoline benefits for trucking	0	0	117
Other interventions for local and regional authorities	0	34	114
Facilitation review on commercial gas oil used as fuel	0	41	81
Fund for the reduction of the fixed quota on the recipe	0	20	60
Other staffing measures	68	1	22
Fund for the upgrading of multiannual contributions	0	26	25
Municipal Solidarity Fund	0	14	14
Other	482	200	321

INTERVENTIONS	2,987	39,396	40,565

Lower revenue	1,531	28,600	20,925
Repeal of VAT and excise clauses	0	23,072	9,450
Fund to reduce the tax burden on employees	0	3,000	5,000
Repeal of replacement tax on natural persons operating business activities with incomes of between EUR 65,000 and EUR 100,000	0	280	1,918
Rescheduling instalments in advance of ISA taxpayers and higher payments	1,460	1,095	1,095
Extension of deductions for energy redevelopment, renovation of buildings and purchase of furniture and household appliances	0	115	1,229
Abolition of fixed contribution to healthcare costs – Superticket	0	185	554
Aid for economic growth -ACE- and simultaneous abolition of mini-IRES	0	420	197
90 % deduction for building works aimed at the restoration or restoration of the facade of the buildings	0	36	346
Reduction of the dry coupon rate to 10 % for agreed fee contracts	0	202	223
Revision of the flat-rate scheme with incentives for the use of electronic invoicing	0	4	370
Tax on plastic packaging	0	0	54
Disability measures	0	55	55
Tax on sweetened beverages	0	0	22
Fiscal and contributory effects of measures relating to staff expenditure	61	53	17
Remodulation of excise duties to be applied to energy products	0	0	41
Other	10	84	355
Note: any inaccuracies result from rounding. The public finance manoeuvre includes the effects of the Budget Law for 2020 and of Legislative Decree No. 124/2019 converted by Law No. 157/2019.

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TABLE IV.8 (CONTINUED 3): EFFECTS OF THE PUBLIC FINANCE MANOEUVRE ON GENERAL GOVERNMENT NET BORROWING (values in million; before netting out induced effects)
	2019	2020	2021
Increased expenditure	1,457	10,796	19,640
Fund to reduce the fiscal pressure	0	5,338	4,382
Premium measures to facilitate the use of electronic payment instruments	0	0	3,000
Integration of the Fund’s Staff Contracts of State Administrations	0	325	1,600
Fund for universal allowance and family services	0	0	1,044
SMEs Guarantee Fund	670	12	712
Interventions for investments in municipalities	0	235	498
Peace Missions	0	0	850
Other interventions for local and regional authorities	36	355	569
Tax credit for investments in new capital goods	0	0	512
Other staffing measures	0	194	370
Central Government Investment Facility	0	71	338
Tax credit for investments in technological tangible goods for the National Industrial Plan 4.0	0	0	408
Support measures for research and the aerospace sector	0	25	298
One year extension for birth allowance	0	348	410
Disability measures	0	96	216
Reprogramming and reductions Ministerial expenditure	460	0	20
Extension of the tax credit for investments in the Southern Italy	0	674	0
Municipal Solidarity Fund	0	108	208
Economic contribution to the payment of fees for public and private kindergartens	0	190	200
Interventions for investments in Provinces and metropolitan cities	0	0	100
Use of the administration result and FPV of ordinary-statute regions	0	155	312
Social Fund for Employment and Training	0	202	180
Firefighters: increase in organic resources, harmonisation of economic treatment and overtime	180	69	125
Women’s option	0	67	187
Extension of early retirement – APE Social —	0	108	219
Tax credit for investment in research, Technological innovation	0	0	227
Interventions for earthquake areas	0	311	65
Fund for the financing of legislative measures	0	70	228
Relief to municipalities for revenue not collected following the introduction of TASI	0	110	110
Tax credit for investments in intangible assets	0	0	145
Refinancing “New Sabatini”	0	105	97
Other interventions for the green new deal	0	65	108
Amendments to the regulation of the fund claims of doubtful receivable	0	60	139
Reduction of Ministerial Expenditure	0	0	40
Metro Turin	0	15	50
Card 18 years old	0	110	50
Special draw fund cashless payments premiums	0	50	50
Tax credit for training costs for the National Industry Plan 4.0	0	0	150
National fund to support leased dwellings	0	50	50
Operation “Safe roads”	0	150	0
University building	0	20	50
Tax Credit Fees Electronic Payments	0	28	57
Conversion and redevelopment of industrial crisis areas	0	23	51
Extraordinary plan to promote Made in Italy	0	45	40
Resources for CAF and patronage for activities related to the disbursement of citizenship income	0	40	40
Note: any inaccuracies result from rounding. The public finance manoeuvre includes the effects of the Budget Law for 2020 and of Legislative Decree No. 124/2019 converted by Law No. 157/2019.

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TABLE IV.8 (CONTINUED 4): EFFECTS OF THE PUBLIC FINANCE MANOEUVRE ON GENERAL GOVERNMENT NET BORROWING (values in million; before netting out induced effects)
	2019	2020	2021
Specialist training of doctors	0	30	36
Fund for needs that cannot be deferred	0	15	46
Adaptation of the river Molinassi and Cantarena and accessibility harbour area Genoa Sestri Levante	0	8	24
Paternity leave	0	74	0
Increase Fund for the upgrading of multiannual contributions	0	26	25
Participations for the safeguard of Venice	0	10	15
IMU-TASI unification	0	14	14
Plastic packaging tax – biodegradable products tax credit	0	0	30
Other	111	796	945
EFFECTS ON NET BORROWING	60	-16,222	-12,444
Note: any inaccuracies result from rounding. The public finance manoeuvre includes the effects of the Budget Law for 2020 and of Legislative Decree No. 124/2019 converted by Law No. 157/2019.

FOCUS
Measures to fight tax evasion
During 2019 almost EUR 17 billion from ‘ordinary’ control activities were collected by the Revenue Agency, about 4 percent more than in 2018 (EUR 16.2 billion). Of these, EUR 11.7 billion derives from direct payments on orders issued by the Authority (+4 percent), about EUR 2.1 billion are the result of the activity of compliance promotion (+18 percent), EUR 3 billion  were recovered by enforced collection (-4 percent) of competence.
The result was substantially the same as in 2018 with regard to the recovery resulting from ‘extraordinary’ measures of EUR 3 billion. Of these, EUR 2.1 billion (-19 percent compared with 2018) derive from the ‘scrapping’ of the Revenue Agency tax debts and EUR 900 million from the facilitated definition referred in Articles 1, 2, 6 and 7 of Legislative Decree No. 119/2018.
Overall, the recovery of tax evasion activity amounted to EUR 19.9 billion in 2019, an increase of approximately 3.4 percent compared to 2018 (see Figure R.1).

FIGURE R.1: RESULTS OF THE FIGHT AGAINST EVASION: TAX DUE TO THE TREASURY AND NONTREASURY TAX REVENUE (values in million)

Source: Revenue Agency.

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In the field of countering tax evasion activities, the Government’s action is aimed not only at the recovery of revenues through the activity of assessment and control, but also at the improvement of the propensity towards spontaneous fulfilment of taxpayers (tax compliance). In this regard, the latest official and updated estimates on tax and contributions evasion, published in the "Report on Unobserved Economy and Tax and Contribution Evasion – Updates for the years 2012-2017 following the revision of the National Accounts carried out by Istat",[9] prepared by the established ad hoc Commission, show a dynamic of marked improvement in tax compliance over the last few years, but also tax gap values still very relevant.
In order to estimate the tax and contribution revenues deducted from the public budget, the Commission calculates the gap between the contributions and taxes actually paid and those that taxpayers should have paid under a system of perfect compliance with the tax and contribution obligations laid down in existing legislation. In more detail, the Updates to the Report show a significant decrease on average from 2014 to 2017:
(I) of the tax revenue gap (EUR 1.4 billion) from around EUR 99.3 billion in 2014 to around 97.9 billion in 2017;
(ii) of the propensity to gap (i.e. the indicator constructed as the ratio between the amount of the tax gap and the total amount of theoretical or potential tax revenues) which decreases by one percentage point, from 22.4 percent in 2014 to 21.4 percent in 2017.
The decline in the tax gap indicator suggests that the recent measures taken to counter tax evasion have helped to improve tax compliance and that it is necessary to continue in this direction with greater acceleration. In fact, the level of tax and contributions evasion in absolute value remains particularly high. On the basis of the latest data available for 2017, tax and contribution evasion has been estimated at EUR 109,684 million of which the tax evasion[10] alone amounted to EUR 97,912 million; On average, in the period 2015-2017, tax and contribution evasion amounted to EUR 108,297 million, of which the tax component[11] was EUR 96,871 million and the component of the evaded contributions of employers and employees was EUR 11,772 million.[12]
The increase in the tax gap in 2017 compared to 2016 is equal to EUR 486 million, with an increase of 0.1 percentage points in the gap propensity. In particular, the composition of the tax gap indicates an increase of EUR 820 million in the VAT tax gap and of EUR 237 million in the IRAP tax gap. The CIT tax gap (approximately +EUR 1.1 billion) and the PIT tax gap for employees (about +EUR 235 million) are also increasing. Instead, there is a reduction in the tax gap of the PIT of the self-employed and the businesses (by approximately EUR 2.2 billion). On the other hand, compared to 2016, there is a reduction in propensity of PIT tax evasion of self-employed and businesses by -1.6 percentage points, whereas there are increases in the PIT evasion propensity of irregular employees by 0.1 percentage points, in the IRAP evasion propensity of 0.8 percentage points and in the CIT evasion propensity of 3.8 percentage points.
The increase in the VAT gap in 2017 reflects the fact that the stock of VAT credits that

____
9 See http://www.mef.gov.it/documenti-allegati/2018/aggiornamento_relazione_2018_x27_novembre_2018x-finale.pdf
10 This figure is considered net of Tasi.
11 This figure is considered net of Tasi.
12 The comparison at European level also shows a positive trend in VAT compliance for Italy, from 30 percent in 2014 to 24 percent in 2017. However, in absolute terms, the level of the VAT gap is the worst in the European Union, after Romania, Greece and Lithuania, and with 13 percentage points above the average of the Member States. In this respect, it is noted that the methodology for quantifying the VAT gap at European level differs in some respects from that adopted by the Commission in Italy. In particular, the methodology adopted by the European Commission overlooks the change in the stock of VAT receivables, which is expressly taken into account in the abovementioned Report. In fact, the European Commission’s decrease in the VAT gap for Italy by as much as 3 percentage points in 2017 (from 27 percent in 2016 to 24 percent in 2017) is closely linked, as we can see later, to the effectiveness of the measure extending split payment in terms of cash revenue recovery.

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taxpayers reported to the following year has grown. Indeed, in 2017, the measure extending the split payment mechanism to the companies controlled by the general government and to the largest companies listed in the FTSE-MIB index showed its effects with only a few months of late. This led to an increase in the 2017 credit stock of around EUR 3.7 billion.[13]
However, on the basis of the first calculations on the tax year 2018, this increase has been completely reabsorbed, in support of the hypothesis of an expected reduction in the VAT gap, in line with that already recorded in the years from 2015 to 2017 (-0.5 percentage points of the propensity to the VAT gap). In general, on the basis of the latest estimates, the split payment measure has contributed to improving compliance by EUR 4.6 billion on an year basis, of which EUR 3.5 billion relates to the effects of the application of the split payment mechanism to general government providers, and EUR 1.1 billion related to the effects of the extension of the mechanism to the suppliers of subsidiaries and controlled companies, as well as to companies listed in the FTSE-MIB index.
Among the measures aimed at fighting tax evasion, the recent budgetary manoeuvre provides for, on the one hand, the introduction of some important measures aimed at recovering revenue over the next three years. On the other hand, a broader strategy to fight tax evasion with positive and structural effects in terms of improving tax compliance over a longer period.
In particular, as regards the recovery of evasion in the three years 2020-2023, among the measures to combat tax evasion provided for by the Tax Decree, are included:
(i) provisions to combat tax fraud and offences relating to VAT and excise duties in the field of fuels, other hydrocarbons and the intra-Community purchases of vehicles. In fact, Italy continues to be affected by major fraudulent traffic intended to release, in every part of the national territory, significant volumes of automotive fuels for consumption, at a price lower than that normally practicable, if not even underprice; this mechanism, artificially exploiting the folds of EU legislation on the free movement of products between EU countries, allows to systematically omits VAT and excise payments. In order to strengthen the effectiveness of the anti-fraud rules already introduced by the 2018 Budget Law, a measure has been introduced, inter alia, to prevent the use of false declarations of intent to avoid the payment of taxes relating to final supplies and imports of fuels, and a new traceability system for lubricating products in the national territory, which are illegally sold and used as motor fuels or, to a lesser extent, as heating fuels;
(ii) rules to combat undue tax compensations; in particular, it is ruled that receivables of more than EUR 5,000 can be cleared only after presentation of the annual declaration from which the claim emerges and by means of the telematic presentation of the F24 model. As in the case of VAT, this rule, in addition to having a temporary effect in the first year of application linked to the tightening of compensation above a certain threshold before the submission of the annual declaration, will have a deterrent effect linked to the fact that non-existent claims can no longer be compensated because of prior checks on their actual existence;
(iii) rules to combat illicit labour administration. In particular, with regard to procurement and subcontracting for labour-intensive works, the reverse charge mechanism is introduced. The objective of the rule is to counter both the use of non-existent VAT credits to compensate employees’ withholdings and related social security contributions for the staff employed in the work, and to counter the frequent omission of the payment of these taxes and contributions. In addition, the measure provided for the purchasers of works or services of a total yearly amount of more than EUR 200,000 to contractors or trustees and to

____
13 Despite the worsening trend in the gap propensity, the data show that this rule, in 2017, led to an improvement in compliance in terms of cash: real revenues, net of the change in the credit stock, grew by 4.1 percent compared with a growth in potential revenues of 1.2 percent. Therefore, there is a difference in the valuation of the propensity for the gap between the cash and the accrual valuation.

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subcontractors obliged to issue them, a copy of the payment delegations relating to the payment of deductions to workers directly employed in the execution of the work or service.
Much more important, in order to effectively fight tax evasion, is, however, the acceleration of measures to improve tax compliance.
As well known, the VAT gap can be broken down into the following four components: evasion from omitted payment; evasion from omitted declaration, i.e. the so-called “evasion without consent”; the evasion from non-invoicing, i.e. the so-called “evasion with consent”; VAT frauds.
The measures to fight tax evasion, which have so far been adopted, have been aimed at combating, in a first phase, widespread phenomena of omitted VAT payment and, in part, those linked to VAT evasion by omitted declaration. To achieve these objectives, split payment and reverse charge measures have been introduced, which transfer the burden of paying the tax from the seller to the most tax-reliable buyer; at a later stage, VAT evasion from omitted declarations and frauds were effectively countered by extending the obligation for electronic invoicing from B2G transactions only to all transactions between VAT entities (B2B), and through the obligation to store and transmit electronic fees for final consumption transactions (B2C). The ex-post evaluations confirmed the effectiveness of these measures in the fight against evasion by omitted payment and omitted declaration and allowed to ascertain a significant recovery of revenues as a result of their introduction.
In particular, the mandatory electronic invoicing through the Exchange System allows the Financial Authority to acquire in real time the information contained in invoices issued and received between operators and to carry out timely and automatic checks, also giving a significant impetus to digitalisation and administrative simplification. The obligation for electronic invoicing has therefore proved to be an effective tool in countering evasive practices from omitted declarations thanks to the timeliness, traceability and extensiveness of the information acquired by the Tax Authority. From estimates made by the Department of Finance and the Revenue Agency, the effect of the introduction of compulsory electronic invoicing B2B, in terms of higher VAT revenues, is quantified at EUR 1.6 billion, with an improvement in compliance of 1.1 percentage points in 2019.
The new measures to combat tax evasion provided for in the 2020 budget manoeuvre are now aimed at countering the third component of evasion, i.e. omitting invoicing or evasion with consent, through two main innovations:
i) the expansion of the information assets through new acquisitions of microdata, as well as through the integrated use of the databases available to the Tax Administration;
ii) the incentive for the use of electronic payment instruments in areas where cash is still too widespread (the so-called “Italy Cashless” plan). These measures are part of an important structural reform that is not limited only to fight evasion but which pursues strategic objectives of reducing the gap in the use of digital payments vis-à-vis cash[14] and modernisation of the Country system.
The expansion of the information tools is pursued through the possibility of the Financial Authority to integrate the databases already available with the data of the Archive of financial reports, subject to pseudonymisation of personal data. The profiling of taxpayers and the identification of the likelihood of behaviours anomalies and risk indicators will allow the Financial Authority to exercise preventive and repressive actions and, above all, to

____
14 The most up-to-date estimates on the use of electronic money in Italy are set out in Rocco (2019), as part of the European Central Bank (ECB) survey for Euro area countries on the use of payment instruments by consumers, with the aim of estimating the value and volume of cash payments compared to other instruments. The results show that in Italy, in 2016, cash is used in 85.9 percent of transactions, for a value of 68.4 percent of the total. In addition, it appears that cash is mainly used for purchases of small amounts and for goods and services related to sectors where the share of undeclared value added is relevant and therefore, likely, the tax evasion probability is high.

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detect cases that are not intercepted by the information of the e-invoices of the fees, as they are linked to other types of evasion, including the evasion with consent (omitting invoicing).
With the "Italy Cashless" plan, the Government undertook to encourage the use of electronic payment instruments in areas where cash is still too widespread, through:
•        the reduction of the maximum cash utilisation limit (from EUR 3,000 to EUR 2,000 from July 2020 and to EUR 1,000 from January 2022) in transactions outside the banking intermediary circuit.
•        The enhancement of the ’receipts lottery’ if transactions are carried out using traceable means of payment and the introduction of penalties for operators refusing non-cash payments.[15]
•        The allocation of a specific fund of EUR 3 billion for the years 2021 and 2022 to finance the so called “super bonus” mechanism and to encourage the use of the digital payment system. The fund will be used to provide cash premiums to adult persons who are resident in the territory of the State, who have made electronic payments beyond the exercise of business, art or profession.
•        the possibility to exploit some PIT deductions to the extent of 19 percent is limited only if the expenditure is carried out through traceable payment instruments.

IV.4	INITIAL MEASURES ADOPTED IN 2020: CUTTING THE TAX WEDGE ON EMPLOYEES
In February, a specific legislative provision16 was adopted to support the purchasing power of public and private employees (Table IV.9).
Specifically, since 1 July 2020, the supplementary treatment already recognised in favour of employees with incomes of up to EUR 26,600 (so-called EUR 80 bonus), has been revised, providing for an increase to EUR 100 per month for employees with total gross income not exceeding EUR 28,000 with consequent enlargement of the beneficiaries (in gross terms it is about EUR 6.6 billion for mid-year of 2020 and EUR 13.2 billion per year since 2021). This treatment does not contribute to taxable income formation and, like the previous EUR 80 bonus, constitutes an expenditure within the general government consolidated account.
In view of a structural revision of the system of tax deductions, a new deduction for PIT purposes is also introduced for income recipients between EUR 28,000 and EUR 40,000, relating to working activities carried out from 1 July 2020 to 31 December 2020 (approximately EUR 1.6 billion in 2020).
The withholding agents shall recognise this deduction, allocating the relative amount of the remuneration paid from 1 July to 31 December 2020 and shall verify in the course of the adjustment that it is actually due. If the deduction in question is not due, in whole or in part, the same withholding agents shall recover the corresponding sum.
The measure also provides for the establishment of a fund for needs that cannot be deferred to finance measures that do not affect the general government net borrowing (with an allocation of around EUR 0.6 billion in 2020).

____
15 The increase in bank charges charged to the operators is partially offset by the introduction of a tax credit equal to 30 percent of the commissions on transactions made for commercial activities with revenues and compensations up to 400 thousand euros per year. Also, it is ongoing the discussion of a protocol with operators to facilitate the reduction of fees and the elimination of those for payments below certain thresholds.
16 This is D.L. No. 3/2020, converted with amendments by Law No. 21 of 2 April 2020.

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The coverage of the expected charges is obtained through the use of the resources for the EUR 80 bonus already provided for under existing legislation (approximately EUR 5 billion in 2020 and EUR 9.7 billion since 2021), of the fund for the reduction of the tax burden established by the 2020 Budget Law (EUR 3 billion in 2020 and about EUR 3.9 billion in 2021) and for the transformation into tax credits of assets for advanced taxes (approximately EUR 0.27 billion in 2020).

TABLE IV.9: EFFECTS OF DECREE LAW NO. 3/2020 ON THE GENERAL GOVERNMENT NET BORROWING(values in millions; before netting out induced effects)
	2020	2021
DEFICIT-REDUCING MEASURES	8,243	13,532
Higher revenue	3,000	3,850
Reduction “Fund for the reduction of the tax burden on employees”	3,000	3,850
Lower expenditure	5,243	9,682
EUR 80 Bonus	4,976	9,682
Conversion into tax credits of assets for advance taxes	267	0
INTERVENTIONS	8,243	13,263
Lower revenue	1,615	7
Additional tax deduction for wage earnings and similar earnings	1,615	7
Increased expenditure	6,628	13,256
Supplementary treatment of wage earnings and assimilated income	6,628	13,256
EFFECTS ON NET BORROWING	0	269
Note: any inaccuracies arise from rounding.
IV.5	INTERVENTIONS TO COUNTER THE COVID-19 EMERGENCY
Since February, Italy has been affected by the spread of the covid-19 virus that has spread rapidly in different areas of the country. In order to cope with the health emergency and the economic and social consequences associated with the epidemiological event, the Government, also taking into account the Parliament’s authorisation of last March to increase for 2020, compared to the Update of the Stability Programme 2019, the net borrowing target of up to 20 billion corresponding to 25 billion in budget appropriations, has adopted several emergency measures.17
The measures in question (Table IV.10) intervened on several lines. Firstly, the whole health system is expected to be strengthened (approximately EUR 2.8 billion in 2020). In detail, the level of State funding is increased to the needs of the national healthcare sector in order to finance the recruitment of doctors and healthcare personnel, and to strengthen public territorial care networks and the affiliated ones. Resources are allocated to the Department of Civil Protection for the purchase of medical devices, personal protection and germicidal substances, the increase in beds and to provide compensation for the requisition in use or property of private individuals’ goods.

____
17 In particular, it is D.L. No. 18/2020 and D.L. No. 23/2020.

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TABLE IV.10: EFFECTS OF THE MAIN MEASURES FOR THE COVID-19 EMERGENCY ON GENERAL GOVERNMENT NET BORROWING (values in million – net effects)
	Effects of DL 18/2020 (1)		Effects of DL 23/2020		Total
	2020	2021	2020	2021	2020	2021
Health	-2,772	-12	0	0	-2,772	-12
Extraordinary purchase of sanitary equipment and new beds	-1,535	0	0	0	-1,535	0
Personal healthcare interventions	-659	-12	0	0	-659	-12
Strengthening of territorial health network	-267	0	0	0	-267	0
Requisition of goods in use or property	-150	0	0	0	-150	0
Private healthcare	-160	0	0	0	-160	0
Protection of employment and income support	-8,098	0	0	0	-8,098	0
Other allowances	-11	0	0	0	-11	0
Parental leave, vouchers and safeguards spent in quarantine	-1,390	0	0	0	-1,390	0
One-off compensation for employees and self-employed persons with transfer of activity	-300	0	0	0	-300	0
One-off allowances for self-employed, seasonal and fixed-term workers	-2,912	0	0	0	-2,912	0
Allowances for sports workers	-50	0	0	0	-50	0
Wage supplement schemes for employees	-3,436	0	0	0	-3,436	0
Liquidity support measures	-5,117	174	16	0	-5,101	174
SME credit guarantee	-1,630	0	-249	0	-1,879	0
Guarantees and contributions in the sports sector	0	0	-35	0	-35	0
Guarantees in favour of SACE and CDP	0	0	0	0	0	0
Guarantees for medium and large enterprises	-500	0	0	0	-500	0
First house mortgage guarantee	-400	0	0	0	-400	0
Incentives for financial corporations and not to transfer non-performing loans by converting deferred tax assets into tax credits	-857	174	0	0	-857	174
Moratorium on loan repayments to SMEs	-1,730	0	300	0	-1,430	0
Sectoral measures in favour of enterprises	-2,017	-3	0	0	-2,017	-3
Other measures in favour of enterprises	-2	0	0	0	-2	0
Fund for entertainment, cinema and audiovisual emergencies	-120	0	0	0	-120	0
Solidarity Fund for the Air Transport and Airport System Sector	-120	0	0	0	-120	0
Actions and compensation for companies operating in the air transport sector	-350	0	0	0	-350	0
Measures to ensure the continuity of agricultural holdings and fisheries	-154	-3	0	0	-154	-3
Promotion of internationalisation of enterprises	-150	0	0	0	-150	0
Premium for employees who must continue to go offices	-881	0	0	0	-881	0
Resources for development contracts	-240	0	0	0	-240	0
Tax incentives	-1,271	-119	-16	0	-1,287	-119
Tax allowances for sanctioning, donations and commercial rents	-406	-119	0	0	-406	-119
Other tax	-43	0	-16	0	-59	0
Suspension of deadlines for tax obligations	-821	0	0	0	-821	0
State contributions for local authorities	-355	0	0	0	-355	0
State contributions for local authorities	-355	0	0	0	-355	0
Interventions for the upgrading of public services	-313	-1	0	0	-313	-1
Other interventions for the upgrading of public services	-20	0	0	0	-20	0
Interventions in favour of education and university systems	-185	0	0	0	-185	0
Interventions in the field of public order and security	-108	-1	0	0	-108	-1
Interest expenditure	-181	-353	0	0	-181	-353
Interest expenditure	-181	-353	0	0	-181	-353
Deficit-reducing measures	134	315	0	0	134	315
Deficit-reducing measures	134	315	0	0	134	315
EFFECTS ON NET BORROWING	-19,989	2	0	0	-19,989	2
Note: any inaccuracies result from rounding.
The sign (-) indicates a worsening of net indebtedness, the sign (+) indicates an improvement in net borrowing.
(1) Includes the changes made during the first parliamentary reading in the Senate of the Republic (Senate Act 2463).

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About EUR 8.1 billion in 2020 are allocated to protect workers. Specifically, for workers who have ceased to work as a result of the health emergency, special provisions are introduced to allow the use of social safety net instruments, through the institution of the Ordinary Supplementary Income Scheme and ordinary and alternative Wage Integration Funds. The ordinary treatment of wage integration is also granted to companies that already make use of the Extraordinary Supplementary Income Scheme. In support of employees who are not insured by the Ordinary Supplementary Income Scheme and who do not enjoy the protection of solidarity funds, instead, a supplementary wage treatment is provided for (a total of around EUR 3.4 billion in 2020). In favour of self-employed workers enrolled in the Ago special social security fund, employees in the tourism sector, agricultural workers with specific requirements, VAT registered professionals and workers enrolled in the entertainment pension fund, it is granted a one-off allowance amounting to EUR 2.9 billion in 2020. A last resort income fund is set up to ensure income support measures for self-employed and employees who have ceased, reduced or suspended their job activity or their employment relationship as a result of the emergency (EUR 0.3 billion in 2020). Specific measures are introduced to allow childcare as a consequence of the closure of childcare services and schools and to protect workers during periods spent in quarantine (about EUR 1.4 billion in 2020). For these purposes, employees are granted parental leave for a maximum of fifteen days equal to 50 percent of their remuneration. As an alternative to parental leave, parents can benefit from a bonus for the purchase of baby-sitting services. The duration of paid leave covered by figurative contributions is increased by an additional twelve days, available in March and April 2020, and the economic treatment of periods spent in active or permanent surveillance by private sector workers is made equivalent to illness.
To support the liquidity of businesses and households, resources are allocated, amounting to around EUR 5.1 billion in 2020. In particular, the Central Guarantee Fund for small and medium-sized enterprises is refinanced, while providing, within the same fund, the establishment of a special section to support the extraordinary moratorium on the liabilities of micro-enterprises and small and medium-sized enterprises (a total of EUR 3.4 billion in 2020). The allocation for the solidarity fund for first-home mortgages is increased (EUR 0.4 billion in 2020) and it is allowed the possibility of extending the State guarantee to the exposures taken by Cassa Depositi e Prestiti S.p.A. in favour of banks and other entities authorised for lending in any form to companies that have suffered a reduction in turnover due to the epidemiological emergency (EUR 0.5 billion in 2020). In addition, the rules on the transformation into tax credits of deferred tax assets (DTA) are also reviewed (in net terms around EUR 0.86 billion in 2020).
Other sectoral measures are aimed at ensuring the continuity of businesses (approximately EUR 2 billion in 2020). Provisions lying n this direction are: the compensation to companies holding air transport licenses for passengers (EUR 0.35 billion in 2020 compared with EUR 0.5 billion of higher appropriations), the increased resources for development contracts (EUR 0.24 billion in 2020, compared with budget appropriations of EUR 0.4 billion in the same year), the internationalisation of the Country system (EUR 0.15 billion in 2020), the support to the agricultural and fisheries sector (approximately EUR 0.15 billion in 2020)

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and entertainment and cinema (EUR 0.12 billion in 2020) and for the solidarity fund of the air transport and airports system sector (EUR 0.12 billion). For the month of March 2020, a premium of EUR 100 which does not contribute to the formation of the tax base for tax purposes (EUR 0.88 billion in 2020) is awarded to employees, with incomes not exceeding EUR 40,000, to be related to the number of working days at their workplace in the same month.
In the tax field, resources equal to EUR 1.3 billion are allocated for 2020. Specifically, a tax credit equal to 60 percent of the expenses incurred in March 2020 for the rent of shops is introduced for the operators of business activities or professions, assuming that during that period the activity is suspended, and an additional tax credit for the total amount of 50 percent of the costs of sanitising the workplaces. Tax incentives are established for cash and in kind donations in support of measures to combat the epidemiological emergency (approximately EUR 0.4 billion in 2020 and EUR 0.1 billion in 2021) and the deadlines for paying the tax duties entrusted to collecting agents (approximately EUR 0.8 billion in 2020) are suspended. For the period from 8 March to 31 May 2020, the tax and contribution obligations and the deadlines relating to the activities of the Tax Authorities offices are suspended.
In favour of the territorial governments, resources are allocated by around EUR 0.35 billion in 2020. In particular, the following provisions are ruled: the suspension of payments of the share capital of the loans supplied by Cassa Depositi e Prestiti S.p.A. to the municipalities with consequent liberation of more financial space; the suspension of the payment of the loans of the ordinary-statute regions (with effect only in terms of the State budget) and interventions for the sanitisation of the locations of municipalities, provinces and metropolitan cities. For the year 2020, through the use of resources already allocated, the municipalities have received an advance of EUR 0.4 billion to be allocated to interventions of food solidarity for those who are in need, through the provision of shopping vouchers and the supply of basic necessities; In addition, in order to increase the liquidity availability of local authorities, the first instalment of the Municipal Solidarity Fund was anticipated, amounting to approximately 4.3 billion.18
Finally, for the strengthening of public administration services, resources are allocated for the emergency needs of the university system, institutions of high musical and choreutical artistic formation and research institutions, the creation of digital platforms for distance learning, for the extraordinary cleaning of schools and for the strengthening of the activities of the Armed Forces, the Police Forces and the National Fire Department employed in the actions to counter the spread of the covid-19 (a total of about EUR 0.3 billion in 2020). The following Tables IV.11 and IV.12 report a more extensive detail of the measures provided for in the covid-19 emergency measures, which takes account of the financial impact in the various measures on the public budget.

____
18 These disbursements were made by order of the Head of the Department of Civil Protection No. 658 of 29 March 2020 and by decree of the President of the Council of Ministers of 28 March 2020.

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TABLE IV.11: EFFECTS OF DECREE LAW NO. 18/2020 ON GENERAL GOVERNMENT NET BORROWING (values in millions; gross of induced effects)
	2020	2021
DEFICIT-REDUCING MEASURES	848	549

Higher revenue	561	93
Fiscal and contributory effects of measures relating to staff expenditure	429	12
Transformation into tax credit of DTAs	127	78
Liberal disbursements in support of measures to combat epidemiological emergency from covid-19	0	0
Conversion into tax credit of DTAs – deletion of provisions D.L. No. 34/2019	0	3
Other	5	0

Lower expenditure	287	456
Conversion into tax credit of DTAs – deletion of provisions D.L. No. 34/2019	140	140
Fund for structural economic policies	0	185
Fund on discounting multi-annual contributions	1	116
Funds for the financing of legislative measures	49	8
Development and Cohesion Fund	50	0
Unique fund for the show business	10	0
Other	36	6

INTERVENTIONS	20,837	547

Lower revenue	939	170
Suspension of deadlines for the payment of the loads entrusted to the collecting agent	821	0
Conversion into tax credit of DTAs – deletion of provisions D.L. No. 34/2019	67	41
Liberal disbursements in support of measures to combat epidemiological emergency from covid-19	0	119
Transformation into tax credit of DTAs	0	6
Fiscal and contributory effects of measures relating to staff expenditure	2	0
Other	48	3

Increased expenditure	19,898	378
Central guarantee fund small and medium-sized enterprises including special section moratorium liabilities	3,280	0
One-off worker allowance	2,912	0
Redundancy fund in derogation for workers not protected by income support measures	2,320	0
National Emergency Fund	1,650	0
Increased level of State funding to national healthcare system needs	1,410	0
Transformation into tax credit of DTAs	1,058	0
Increased interest expenditure on higher net issuance of government debt securities	181	353
Employee premium	881	0
Parental leave	694	0
Wage Integration Funds	668	0
State Guarantee Fund for CCDDPP exposures to credit authorised entities	500	0
Extension duration of paid leaves	455	0
Solidarity fund mortgages “first house”	400	0
Tax credit to business operators	356	0
Note: any inaccuracies result from rounding.
The table includes the effects of the changes made to the measure during the first parliamentary reading in the Senate of the Republic (Senate Act No. 2463).

116	MINISTRY OF ECONOMY AND FINANCE

IV. ACTIONS UNDERTAKEN AND TRENDS FOR THE FUTURE YEARS

TABLE IV.11 (CONTINUED 2): EFFECTS OF THE DECREE LAW 18/2020 ON GENERAL GOVERNMENT NET BORROWING (values in million; before netting out induced effects)
	2020	2021
following Increased expenditures
Fund to support undertakings licensed by air passenger transport	350	0
Last resort income fund	300	0
More spending space for local authorities as a result of the loss of payments	273	0
Ordinary redundancy fund	246	0
Development contracts	240	0
Increased level of State funding to national healthcare system needs	1,410	0
Transformation into tax credit of DTAs	1,058	0
Increased interest expenditure on higher net issuance of government debt securities	181	353
Employee premium	881	0
Parental leave	694	0
Wage Integration Funds	668	0
State Guarantee Fund for CCDDPP exposures to credit authorised entities	500	0
Extension duration of paid leaves	455	0
Solidarity fund mortgages “first house”	400	0
Tax credit to business operators	356	0
Facility to support undertakings licensed by air passenger transport	350	0
Last resort income fund	300	0
More spending space for local authorities as a result of the loss of payments	273	0
Ordinary redundancy fund	246	0
Development contracts	240	0
Ordinary wage integration treatment for companies that are already in extraordinary redundancy fund	202	0
Funds for promoting the agricultural and fisheries sector	150	0
Integrated Promotion Fund	150	0
Fund for entertainment, cinema and audiovisual emergencies	130	0
Solidarity Fund for the Air Transport and Airport System Sector	120	0
Measures for the functionality of the police, armed forces and VV.FF.	119	0
Bonus for purchasing baby-sitting services	113	0
Equivalence to disease of the period spent in quarantine with active or permanent home surveillance	98	0
Recruitment of staff	49	22
Digital innovation and laboratory didactics	87	0
Guarantees for agricultural enterprises and fisheries	80	0
Fund for the Sanification of the Environments of Municipalities, Provinces and Metropolitan Cities	70	0
Tax credit for the costs of sanitising work environments	50	0
Fund for the emergency needs of the University, AFAM and Research Institutions System	50	0
Allowances for sports workers	50	0
Purchase by school institutions of materials for the disinfection of premises	44
Upgrading military health services	35	0
Voucher for the supervision and care of minor children	30	0
Incentives for the supply of medical devices	25	0
Urgent restructuring and re-functionalisation of penitentiary institutions	20	0
Interest charges for suspension of loans regional and local authorities	8	0
Other	46	3
EFFECTS ON NET BORROWING	-19,989	2
Note: any inaccuracies result from rounding.
The table includes the effects of the changes made to the measure during the first parliamentary reading in the Senate of the Republic (Senate Act No. 2463).

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TABLE IV.12: EFFECTS OF THE DECREE LAW NO. 23/2020 ON GENERAL GOVERNMENT NET BORROWING (values in million; before netting out induced effects)
	2020	2021
DEFICIT-REDUCING MEASURES	300	0

Higher revenue	0	0

Lower expenditure	300	0
Central guarantee fund small and medium-sized enterprises – special section extraordinary moratorium liabilities	300	0
Funds for the financing of legislative measures	0	0

INTERVENTIONS	300	0

Lower revenue	16	0
Exemption of stamp duties on applications submitted by employers for access to special measures for social safety nets due to the covid-19 emergency	16	0

Increased expenditure	284	0
Central guarantee fund for small and medium-sized enterprises	229	0
Guarantees and contributions to the sports sector	35	0
Guarantees for agricultural enterprises and fisheries	20	0
Other	0	0
EFFECTS ON NET BORROWING	0	0
Note: any inaccuracies result from rounding.

118	MINISTRY OF ECONOMY AND FINANCE

V.	INSTITUTIONAL ASPECTS OF PUBLIC FINANCE
V.1    THE BALANCED BUDGET RULE FOR LOCAL GOVERNMENTS
Since 2019, also following the Constitutional Court Rulings No. 247/2017 and No. 101/2018, the legislator has proceeded to a strong simplification of the rule of public finance which provides for the contribution of the regions, the autonomous provinces of Trento and Bolzano, metropolitan cities, provinces and municipalities, to the achievement of the objective of net borrowing pursued at national level in compliance with the Stability and Growth Pact.1
In particular, the current legislation ensures the full implementation of Articles 81 and 97 of the Constitution, establishing the obligation to respect:
•	the balance principle referred to in Article 9 of Law No. 243/2012 (non-negative balance between final revenues and expenditures) at sector level;
•
the balances referred to in Legislative Decree No. 118 of 23 June 2011 (non-negative balance between final revenues and expenditures, including administrative surpluses, debt, and the Restricted Long-Term Fund) at the level of the individual institution.[2]

For ordinary-statute regions, taking into account the agreement of the Government-Regions Conference of 15 October 2018 about the 'regional contribution to public finance, promotion of public investment and agreement on the allocation of the fund for financing investment and national infrastructure development, in implementation of the judgments of the Constitutional Court', the new rules have been postponed to 2021 in order to retain the possibility of using the administrations surpluses3 in order to achieve a part of their contribution,4 equal to EUR 2,496.2 million in 2019 and EUR 1,746.2 million in 2020. In implementation of the agreement of 15 October 2018, the 2019 Budget Law5 established that the ordinary-statute regions will contribute to public finances through a positive balance of EUR 1,696.2 million in 2019 and EUR 837.8 million in 2020.
Subsequently, the implementation of the provisions of the Constitutional Court Rulings No. 247/2017 and No. 101/2018 has been anticipated by one year,

____
1 At central level, the process of reforming the State budget started in 2009 was supplemented by the measures adopted in 2018, with certain provisions concerning the structure of the State budget and the regulation of accounting operations operating in the Treasury. The new plan of accounts and the new concept of qualified assessment are still being tested. Details on these issues are illustrated in the Report on the state of implementation of the reform of accounting and public finance annexed to this planning document.
2 Law No. 145/2018, art. 1, c. 821.
3 Law No. 232/2016, art. 1, c. 466 (Budget Law 2017).
4 Article 46(6) of Legislative Decree No. 66/2014.
5 Article 1(841).

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allowing, already in 2020, the ordinary-statute regions to make full use of the administration surplus and of the Restricted Long-Term Fund.
From 2019 (since 2021 for ordinary-statute regions), the new framework outlined by the legislator provides for all territorial governments:
•
the compliance, at the level of the single institution, with the balanced budget rules (non-negative final and current account result in accrual terms, and final cash balance) and the other accounting principles introduced by Legislative Decree No. 118/2011 with consequent definitive superseding of the so-called ‘twin-track’;[6]

•	simplification of monitoring and certification requirements at the level of the single institution, thus ensuring a more efficient use of their human resources;
•
the possibility of planning, at individual institution level, own financial resources in the medium and long term to ensure the restart of local investments, including through the unlimited use of administrative surpluses and multi-year restricted funds;

•	compliance, at sector level, with the balances referred to in Article 9 of Law No. 243/2012 (balance between final revenues and expenditures) at sector level.
With a view to medium-long term sustainability and the finalisation of recourse to the debt, the general principles still hold, in particular:
•	the use of net borrowing by local authorities is permitted exclusively to finance investment spending, within the limits provided for the State law;
•
borrowing transactions must be accompanied by amortisation plans not exceeding the useful life of the investment, where the burdens to be borne and the sources of funds in the individual financial years are highlighted.

Regarding, in particular, the borrowing of local authorities, Article 119 of the Constitution, provides that authorities “can resort to borrowing only to finance investment spending, with the simultaneous definition of amortisation plans and provided that the budgetary balance is respected for all the entities of each region as a whole”. In particular, the last period of this provision was implemented by Article 10 of Law No. 243 of 2012, which provides, inter alia, that borrowing transactions – carried out on the basis of special arrangements concluded at regional level (c. 3) or on the basis of the national solidarity pacts (c. 4) – guarantee, for the reference year, the balance requirement referred to in Article 9, paragraph 1, of the same Law No. 243 of 2012, for the whole of the territorial authorities of the region, including the region itself (c. 3), or for the entirety of all territorial authorities of the whole national territory (c. 4).
In implementation of this regulatory framework, the State General Accounting Department – in order to verify ex ante, at sector level, as a condition for the legitimate contraction of borrowing,7 the respect of the balance between

____
6 The term refers to the existence of the balances introduced both by Legislative Decree No. 118/2011 and by L. No. 243/2012 as reformed by L. No. 164/2016.
7 Provided for by Article 10 of Law No. 243 of 2012.

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V. INSTITUTIONAL ASPECTS OF PUBLIC FINANCE

all final revenues and expenditures8 and, consequently, the compliance with the debt sustainability (in the case of borrowing by the single institution) at regional and national level – has provided, from the financial year 2018, to consolidate the three-year forecast data of the territorial authorities at the regional and national level, which are sent to the General Government Database (Banca Dati delle Amministrazioni Pubbliche, BDAP) set up at the MEF.9 The analysis of the data transmitted by the territorial authorities to the BDAP, for the three-year periods 2018-2020 and 2019-2021, gave, for each reference year, positive results regarding the presence of budget spaces allowing to absorb the potential assumption of new debt by the authorities themselves. In other words, the analysis of data at sector level showed an excess of final revenues (without use of surplus, without the Restricted Long-Term Fund and without debt) compared to final expenditures.
If, on the contrary, the analysis of the data transmitted to the BDAP revealed that Article 9 of Law No. 243 of 2012 was not complied with, i.e. an excess of final expenditures in relation to final revenues (without use of surplus, without the Restricted Long-Term Fund and without debt), the State General Accounting Department would have reported to region concerned , as a preventive measure, the failure to respect the balances referred to the abovementioned Article 9 of the institutions falling within its territory, including the region itself, thus allowing the region to intervene with the instruments provided by legislation,10 favouring the realignment of budgetary forecasts of the single authorities.
In analogy to the ex-ante verifications mentioned above, the entry into force of the 2019 Budget Law eliminated the obligations of the territorial authorities relating to the monitoring and certification of pre-existing public finance trends,11 then the verification of the public finance trends during the year is carried out through the Public Authority Transaction Information System (SIOPE),12 also in order to simplify the authority requirements; whereas the ex post check is carried out through the information transmitted to the General Government Database (BDAP). In order to ensure that the information on budgets and reports is delivered by local authorities, a penalty system has also been implemented (staff recruitment freeze and, for local authorities only, transfers freeze, until the accounting data are delivered13). This is in order to ensure timely monitoring of public finance trends.
In concomitance with the simplification that comes from the application of the aforementioned rulings of the Constitutional Court and the measures provided for by the latest Budget Laws, the first signs of recovery of investments in the territory begin to emerge. The contribution to real growth of the public investments of the local governments, almost always negative in the years following the crisis of 2009, has returned to being slightly positive in 2018 (+0.3

____
8 As declined in the first sentence of paragraph 1-bis of Article 9 of Law No. 243/2012.
9 In accordance with Article 4 of the Decree of the Ministry of Economy and Finance of 12 May 2016, local and regional authorities are required to send forecast budgets and management statements within 30 days of their approval.
10 Article 10 of Law No. 243/2012.
11 Law No. 232/2016, art. 1, c. 469.
12 Introduced by Article 28 of Law No. 289/2002, as governed by Article 14 of Law No. 196/2009.
13 Article 9, paragraph 1-quinquies, Legislative Decree No. 113/2016 (personal hiring block) and art.161, c. 4, Legislative Decree No. 267/2000 (transfer block for local authorities).

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percent). On the other hand, the institutional sector as a whole has a moderate budget deficit14 (-0.1 percent of GDP), while maintaining a progressive decline of debt, reaching a level of 4.8 percent of GDP in 2019.

FIGURE V.1: CONTRIBUTIONS TO REAL GROWTH OF GENERAL GOVERNMENT GROSS FIXED INVESTMENTS (data at 2015 prices), NET BORROWING AND DEBT OF LOCAL GOVERNMENT (% of GDP)

Source: Analysis on ISTAT and Bank of Italy data.

In order to promote investments in the territory, the 2020 Budget Law15 further strengthens the important investment measures of local government launched in the three-year period 2017-2019.16 In particular, in recognising the sector and the procedure to identify the beneficiary entities, it provided for:
•
contributions to municipalities for small works relating to energy efficiency and sustainable territorial development, up to a total limit of EUR 500 million per year for each of the years 2020 to 2024 (Article 1, c. 29 to 37);

•
contributions to municipalities to realise public works for securing the buildings and the territory, to increase the resources already provided for in Article 1, c. 140, L. No. 145/2018, with a total limit of EUR 100 million in the year 2021, EUR 200 million in the year 2022 and EUR 300 million for each of the years from 2023 to 2034 (art. 1, c. 38);

•
contributions to municipalities for the implementation of urban regeneration projects, with a total limit of EUR 150 million for 2021, EUR 250 million for 2022, EUR 550 million for both 2023 and 2024 and EUR 700 million for each of the years 2025 to 2034 (Article 1, c. 42 and 43);

____
14 It should be noted that this result is not inconsistent with Article 9 of Law No. 243/2012, since ISTAT data relate to a more complex aggregate of public administrations. Only a part of them, specifically territorial governments, are subject to the verification referred to in the law.
15 L. No. 160/2019.
16 Article 41-bis of Legislative Decree No. 50/2017, Law No. 205/2017, and Law No. 145/2018.

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V. INSTITUTIONAL ASPECTS OF PUBLIC FINANCE

•
contributions in favour of municipalities and municipalities unions for investments in cycling mobility, up to a total limit of EUR 50 million for each of the years 2022-2024 (Articles 1, c. 47 to 50);

•	territorial authorities investment fund, with a total limit of EUR 400 million per year, for each of the years from 2025 to 2034 (Articles 1, c. 44 to 46);
•
contributions for securing, renovation or construction of nurseries, with an overall limit of EUR 100 million per year for the three years 2021-2023 and EUR 200 million for the period 2024-2034 (Articles 1, c. 59 to 61);

•
contributions to the municipalities of the Abruzzo, Basilicata, Calabria, Campania, Molise, Puglia, Sardinia, and Sicily regions for social infrastructure, up to a total limit of EUR 75 million for each of the years 2020-2023 (Art. 1, c. 311);

•
contributions to territorial authorities for final and executive planning , with a total limit of EUR 85 million for 2020, EUR 128 million for 2021, EUR 170 million for 2022 and EUR 200 million for each year from 2023 to 2034 (Articles 1, c. 51 to 58);

•
contributions to provinces and metropolitan cities for extraordinary road maintenance, to increase the resources already provided for in Article 1, c. 1076, L. No. 205/2017, with a total limit of EUR 60 million for the year 2020, EUR 110 million for 2021 and EUR 275 million for each of the years from 2022 to 2034 (art. 1, c. 62 et seq.);

•
contributions to provinces and metropolitan cities for extraordinary maintenance of schools, with a total limit of EUR 90 million for the years 2020 and 2021 and EUR 225 million for each of the years from 2022 to 2034 (Art. 1, c. 63 and 64 et seq.).

V.2	HEALTH PACT AND CEILINGS TO PHARMACEUTICAL EXPENDITURE
Regional healthcare spending is subject to the rules contained in the Health Pact, an agreement with a three-year horizon, negotiated between the State, the regions and the Autonomous Provinces of Trento and Bolzano. Since 2000, through these agreements, the institutional actors involved agree on the amount of resources to be allocated to the financing of the National Health Service (Sistema Sanitario Nazionale, SSN) in order to ensure the resources needed for the medium-term planning, establishing the sector’s governance tools and the procedures to monitor these tools.
Since the State funding to the SSN, regions are required to ensure balance in the health sector, by fully funding any deficit. In the event of a deviation from balance, automatic corrective measures are provided, such as increases in the additional regional taxation on individual incomes and in the IRAP. An essential tool of governance is the obligation to submit a Recovery plan if the regional healthcare sector has a deficit above a certain threshold established by the law, or, even if the region has a deficit below that threshold, if it has no means of

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funding, or if it shows significant inadequacy in the quality of care.17 The Plan includes the measures to be implemented in order to restore a balanced budget position over a three-year horizon and the definition of instruments to monitor and verify its implementation. Finally, the legislation rules that the healthcare sector is placed under an external administration if the Recovery plan is not properly drawn up or if it is not implemented according to the planned schedule and procedures. A provision was introduced in 2018 on the incompatibility between the role of Commissioner and the exercise of any institutional role in the region under external administration.18 However, this provision was subsequently declared unconstitutional.19
On 18 December 2019, the Health Pact for the three-year period 2019-2021 was signed. The agreement addressed issues related to the organisation and regulation of the SSN, with particular reference to staff recruitment policies and the improvement of the delivery of essential levels of assistance. Some of the contents of the Pact were transposed in the context of the conversion of Decree-Law No. 126/201920 and Decree-Law No. 162/2019.21 In addition, in the context of the Pact, the level of financing of the SSN already established by the 2019 Budget Law for the three-year period 2019-2021 was confirmed, respectively in EUR 114,474, 116,474 and 117,974 million. The 2020 Budget Law has further increased the funding of the SSN by EUR 185 million for 2020 and EUR 554 million as of 2021, in order to guarantee the regions the loss of revenues deriving from the abolition, as of next 1 September, of the so-called ‘super-ticket’ of EUR 10 on recipes for specialised assistance services.22 The Ministry of Health has activated discussion tables between representatives of central administrations and of regions for the development of some issues indicated in the Pact,23 which require further in-depth analysis.
Since 2017, a share of the standard national health financing requirement, equal to EUR 1 billion, has been earmarked to the purchase of particular types of medicines, of which EUR 500 million for innovative drugs and EUR 500 million for cancer medicines.
The ceilings on pharmaceutical spending, substantially modified by the 2017 Budget Law, are confirmed. In particular, the existing ceilings are set at 7.96 percent of the level of SSN financing under the national healthcare system,24 and 6.89 percent for direct purchases.25

____
17 The threshold, set at 5 percent, is the ratio of the nominal regional deficit to the total amount of resources allocated by the State for financing the regional health service.
18 Art. 25-septies of Legislative Decree No. 119/2018, converted by Law No. 136/2018.
19 Ruling of Constitutional Court of 22 October-4 December 2019, No. 247
20 Art. 45, c. 1-bis of Legislative Decree No. 124/2019, converted by Law No. 157/2019.
21 Art. 5-bis of Legislative Decree No. 162/2019, converted by Law No. 8/2020.
22 Art. 1, c. 446 and 447, Law No. 160/2019 (Budget Law 2020).
23 Governance of pharmaceutical care, interregional health mobility, review of health expenditure sharing system, research funding.
24 The agreed pharmaceutical expenditure indicates the expenditure related to the repayable medicines, before the share of the expenditure to be paid by the caretakers, distributed through the public and private affiliated pharmacies.
25 Pharmaceutical expenditure for direct purchases indicates the expenditure related to medicines purchased directly by health companies, dispensed in hospitals, or distributed directly by the same companies on the territory. Such distribution can also take place through specific agreements with affiliated pharmacies. The share of expenditure of one billion earmarked for innovative and cancer drugs since 2017 is excluded from the calculation of ceilings.

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The automatic correction mechanism (so-called payback) is still in force in case of ceilings overruns. If the ceiling of the pharmaceutical spending under the national healthcare system is exceeded, the excess must be funded by the chain of operators in the pharmaceutical sector (producers, wholesalers, pharmacies); any spending excess compared to the ceiling for direct purchases is charged 50 percent to the regions and the remaining 50 percent to the pharmaceutical companies. With the Budget Law 2019 have been introduced, starting from 2019, simplified modalities for the determination of the payback of pharmaceutical spending for direct purchases, which inter alia provide that the Italian Drug Agency (AIFA) use data deriving from electronic invoices for the purpose of monitoring expenditure. This should make the basic information more reliable and should therefore make it possible to avoid, or at least limit, the litigation that pharmaceutical companies began in 2013. The previous litigation, covering the period 2013-2017, has been definitively settled after the amounts paid in 2019 by the pharmaceutical companies in receipt of the State budget, for a total value of EUR 2,378 million, before the sums already paid in previous years, referring to the same period 2013-2017, pursuant to the provisions introduced by Decree Law No. 135/2018, converted by Law No. 12/2019.26 In December 2019, the Ministry of Economy and Finance transferred to the regions the sums paid by pharmaceutical companies, for a total of EUR 1.650 million.

____
26 Art. 9-bis, c. 3-6.

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The
ECONOMIC AND FINANCIAL DOCUMENT 2020

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ISSN 2239-5539